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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MAY 16, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------

1.  Management Discussion and Analysis of the Operating Results for
    the Three Months Ended March 31, 2002 Compared with Three Months
    Ended March 31, 2001..................................................4

2.  Index to Consolidated Financial Statements............................66

3.  Press Release entitled "Companhia Vale Do Rio Doce First
    (Brazilian GAAP)Quarter Performance in 2002" dated May 15,
    2002 .................................................................84

4.  Press Release entitled "Companhia Vale Do Rio Doce First (US
    GAAP) Quarter Performance in 2002" dated May 15, 2002 ...............106











This Report on Form 6-K is incorporated by reference into the registration statement on Form F-4, filed by Companhia Vale Do Rio Doce on March 21, 2002, and into the prospectus that forms part of that registration statement.

                                                                         Item 1


CONTENTS


PART I                                                                      PAGE


1-   Management's Discussion and Analysis of the Operating Results for
     Three Months Ended March 31, 2002 Compared with Three Months
     Ended March 31, 2001                                                    03

     1.1-   General Aspects                                                  03
     1.2-   Comments on the Consolidated Results                             04
            1.2.1- Consolidated Gross Revenue                                04
            1.2.2- Cost of Products and Services                             05
     1.3-   Comments on the Parent Company Results                           05
            1.3.1- Gross Revenues                                            05
            1.3.2- Cost of Products and Services                             07
            1.3.3- Result of Shareholdings                                   07
            1.3.4- Operating Expenses                                        09
            1.3.5- Net Financial Result                                      09
            1.3.6- Discontinued Operations - 2001                            09
            1.3.7- Cash Flow                                                 09
            1.3.8- Income Tax and Social Contribution                        09

PART II
QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION

2-   Balance Sheet                                                           10

3-   Statement of Income                                                     11

4-   Statement of Changes in Stockholders' Equity                            12

5-   Statement of Cash Flows (Additional Information)                        13

6-   Notes to the Quarterly Information at March 31, 2002 and 2001           14

     6.1-   Operations                                                       14
     6.2-   Presentation of Quarterly Information                            14
     6.3-   Significant Accounting Policies                                  14
     6.4-   Cash and Cash Equivalents                                        14
     6.5-   Accounts Receivable from Customers                               15
     6.6-   Transactions with Related Parties                                15
     6.7-   Inventories                                                      15
     6.8-   Deferred Income Tax and Social Contribution                      16
     6.9-   Investments                                                      17
     6.10-  Property, Plant and Equipment                                    20
     6.11-  Loans and Financing                                              21
     6.12-  Securitization Program                                           22
     6.13-  Contingent Liabilities                                           23
     6.14-  Environmental and Site Reclamation and Restoration Costs         24
     6.15-  Pension Plan - VALIA                                             24
     6.16-  Capital                                                          25
     6.17-  American Depositary Receipts (ADR) Program                       26
     6.18-  Treasury Stock                                                   26
     6.19-  Financial Results                                                27


                                     CVRD                                     1

     6.20-  Financial Instruments - Derivatives                              27
     6.21-  Exchange Rate Exposure                                           29
     6.22-  Subsequent Events                                                29

PART III

7-   Other Information the Company Deems Relevant                            30

     7.1-   Net Accumulated Income in R$ Million                             30
     7.2-   Factors Affecting the Net Income in the Last 12 months in
            R$ Million                                                       30
     7.3-   Business Performance Ratios                                      31
     7.4-   Segment and Geographic Information                               31
     7.5-   Share Performance on Stock Exchanges (Unaudited)                 33
     7.6-   Capital Expenditures (Unaudited)                                 34
     7.7-   Operations for the Period Ended March (Unaudited)                34
     7.8-   Changes in Prices (Unaudited)                                    35
     7.9-   Iron Ore and Pellet Sales (Main Markets) (Unaudited)             36
     7.10-  Shareholding Interests Organizational Chart at 03/31/02          37
     7.11-  Information about ZAGAIA (Unaudited)                             38
     7.12-  Information about RDE (Unaudited)                                38

8-   Attachment I - Equity Investment Information                            39

     8.1-   Aluminum Area - ALBRAS (Adjusted and Unaudited)                  39
     8.2-   Aluminum Area - ALUNORTE (Adjusted and Unaudited)                40
     8.3-   Aluminum Area - ALUVALE (Adjusted and Unaudited)                 41
     8.4-   Aluminum Area - MRN (Adjusted and Unaudited)                     42
     8.5-   Aluminum Area - VALESUL (Adjusted and Unaudited)                 43
     8.6-   Pelletizing Affiliates - HISPANOBRAS (Adjusted and Unaudited)    44
     8.7-   Pelletizing Affiliates - ITABRASCO (Adjusted and Unaudited)      45
     8.8-   Pelletizing Affiliates - KOBRASCO (Adjusted and Unaudited)       46
     8.9-   Pelletizing Affiliates - NIBRASCO (Adjusted and Unaudited)       47
     8.10-  Pelletizing Affiliates - SAMARCO (Adjusted and Unaudited)        48
     8.11-  Iron Ore Area - FERTECO (Adjusted and Unaudited)                 49
     8.12- Manganese and Ferro Alloys Area - SIBRA (Adjusted and Unaudited) 50 8.13- Manganese and Ferro Alloys Area - CPFL (Adjusted and Unaudited) 51

9-   Report of Independent Accountants                                       52

10-  Members of the Board of Directors, Audit Committee, Chief Executive
     Officer and Executive Directors                                         53


2                                    CVRD

                                     PART I

                             Expressed in thousands

1- MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS FOR THREE MONTHS ENDED MARCH 31, 2002 COMPARED WITH THREE MONTHS ENDED MARCH 31, 2001

1.1- General Aspects


(a) The Company's segments of business are mining, logistics and energy, as follows:

     . Ferrous minerals: includes iron ore and pellets as well as manganese and ferro-alloys;

     .    Non-ferrous minerals: includes gold, kaolin, potash and copper;

     . Logistics: includes railroads, ports and maritime terminals and shipping;

     .    Energy: includes electric power generation; and

     . Shareholdings: includes interests in producers of aluminum, steel and fertilizers.

(b) The variations of the main currencies and indexes at 03/31/02 and 03/31/01 in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

                                                (DELTA)% Currencies / Indexes                   Parity
                      --------------------------------------------------------   ----------------------
Period                U.S. DOLLAR        YEN       GOLD       IGPM       TJLP     US$ x R$    US$ x Yen
--------------------  ------------  ---------  ---------  ---------  ---------   ----------  ----------
03/31/02                      0.1       (1.1)       7.7        0.5        2.4       2.3236      132.85
03/31/01                     10.6        0.2       (5.8)       1.4        2.2       2.1616      126.47

     About 63% of the Company's gross revenue at 03/31/02 and 61% of the consolidated revenue is derived from exports and, additionally, part of domestic sales are denominated in U.S. dollars, while the costs are in mainly incurred in reais. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows;

     Approximately 95% of the short-term and long-term loans of the Company at 03/31/02 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes
     6.11 and 6.19);


                                     CVRD                                     3

1.2- Comments on the Consolidated Results

1.2.1- Consolidated Gross Revenue

The following table shows sales volume and revenues by products and services at 03/31/02:

                                                 In thousands
                                               of metric tons    In millions of
                                                (except gold)             reais
                                                -------------     -------------

Iron ore                                               32,566         1,157,520

Pellets                                                 5,840           507,124
                                                -------------     -------------
                                                       38,406         1,664,644

Railroad transportation                                15,892           206,168

Sea transportation                                     16,840            40,144

Port services                                           6,008            59,134

Gold (kg)                                               3,591            79,932

Manganese and Ferrou Alloys                               312           176,557

Potash                                                    113            37,794

Steel                                                     430           259,661

Aluminum                                                2,268           229,331

Kaolin                                                     63            24,436

Other products and services                                 -            22,751
                                                                  -------------
                                                                      2,800,552
                                                                  =============



                    03/31/02 - R$ 2,800,552 / US$ 1,176,667

[THE FOLLOWING TABLES WERE REPRESENTED BY PIE CHARTS IN THE PRINTED MATERIALS.]

                                  PER MARKET

                    From Brazil              From Abroad
                    -----------              -----------

                    R$ 1,694,639             R$   364,708
                    US$  712,016             US$  153,231

                    EM 74%                   R$   741,205
                                             US$  311,420

                                             IM 26%


                                  PER PRODUCT

                    Manganese, potash and others       9%
                    Iron ore                          42%
                    Pellets                           18%
                    Steel                              9%
                    Aluminum                           8%
                    Transport                         11%
                    Gold                               3%


4                                    CVRD

1.2.2- Consolidated Cost of Products and Services

By category

                                                     03/31/02
                                                 ------------
Personnel                                             192,830
Material                                              264,889
Oil and gas                                           127,351
Outsourced services                                   182,170
Energy                                                112,432
Others                                                141,115
                                                 ------------
Sub total                                           1,020,787
Acquisition of products                               262,951
Depreciation and depletion                            246,297
                                                 ------------
Total                                               1,530,035
                                                 ============


1.3- Comments on the Parent Company Results

The net income of the Company for 03/31/02 was R$ 633,138, a 4% decrease on the R$ 659,978 on 03/31/01, reducing the earnings per share to R$ 1.65 on 03/31/02 from R$ 1.71 on 03/31/01.

The decrease of 1.8% in the gross margin (44.8% on 03/31/02, against 46.6% on 03/31/01) was due to cost of products and services increase of 20.8% (from R$ 705,326 on 03/31/01 to R$ 852,078 on 03/31/02), while gross revenue rose 16,4%
(from R$ 1,374,923 on 03/31/01 to _____ R$ 1,600,803 on 03/31/02). In the first quarter of 2002, the market of pellets decreased in terms of sales' volumes. This decrease was monetarily offset by the valorization of the US dollar against the real, due to exports.


1.3.1- Gross Revenues

Gross revenues increased 16,4% (from R$ 1,374,923 on 03/31/01 to R$ 1,600,803 on 03/31/02). This reflects the strengthening of the U.S. dollar against the real as well as a growth in iron ore and gold sales volume, offset in part by a decrease in the volumes of other products and services sold. The increase in iron ore sales is due to the acquisition of mining operations formerly belonging to Samitri in May 2001. However, these events also resulted in a decrease in gross revenue from railroad transport and port services since CVRD ceased to sell these services to Socoimex and absorbed related costs.


                                     CVRD                                     5

The following table shows sales volume and revenues by products and services:

                                          In thousands of metric
                                              tons (except gold)                               In millions of reais
                                   -----------------------------                   --------------------------------
                                       03/31/02         03/31/01       (DELTA)%          03/31/02          03/31/01       (DELTA)%
                                   ------------    -------------                   --------------    --------------
External market
      Iron ore                           21,916           17,373         26.1             751,434           527,443         42.5
      Pellets                             2,563            3,045        (15.8)            174,914           181,655         (3.7)
                                   ------------    -------------                   --------------    --------------

                                         24,479           20,418         19.9             926,348           709,098         30.6
                                   ------------    -------------                   --------------    --------------
Internal market
      Iron ore                            8,463            9,173         (7.7)            237,887           231,708          2.7
      Pellets                               721              584         23.5              70,540            53,041         33.0
                                   ------------    -------------                   --------------    --------------

                                          9,184            9,757         (5.9)            308,427           284,749          8.3
                                   ------------    -------------                   --------------    --------------
Total
      Iron ore                           30,379           26,546         14.4             989,321           759,151         30.3
      Pellets                             3,284            3,629         (9.5)            245,454           234,696          4.6
                                   ------------    -------------                   --------------    --------------

                                         33,663           30,175         11.6           1,234,775           993,847         24.2
                                   ------------    -------------                   --------------    --------------

Railroad transportation                  13,258           16,611        (20.2)            187,918           209,743        (10.4)

Port services                             5,517            9,355        (41.0)             42,454            49,671        (14.5)

Gold (kg)                                 3,591            3,367          6.7              79,932            57,463         39.1

Manganese                                     -              161       (100.0)                  -            15,654       (100.0)


Potash                                      113              133        (15.0)             37,794            38,489         (1.8)
Other products and services                   -                -            -              17,930            10,056         78.3
                                                                                   --------------    --------------
                                                                                        1,600,803         1,374,923         16.4
                                                                                   ==============    ==============


            Operating Revenue 03/31/02 - R$ 1,600,803 / US$ 675,586

[THE FOLLOWING TABLES WERE REPRESENTED BY PIE CHARTS IN THE PRINTED MATERIALS.]

                                  PER MARKET

                       IM 37%                    EM 63%

                    R$   320,180             R$ 1,006,280
                    US$  134,525             US$  425,794

                    R$
                    R$   274,343
                    US$  115,267


                                  PER PRODUCT

                    Potash and others                  4%
                    Iron ore                          62%
                    Pellets                           15%
                    Transport                         14%
                    Gold                               5%


                                PER CURRENCIES*

                    R$                               17%
                    US$                              83%


(*) Part of sales to the internal market are in U.S. dollars.


6                                    CVRD

1.3.2- Cost of Products and Services

The increase of 20.8% in the cost of products and services (from R$ 705,326 on 03/31/01 to R$ 852,078 on 03/31/02).The incorporation of Samitri also contributed to the increase of cost of products and services. The following table shows each component of the cost of products and services, and the change between periods :

By category

                                                            Denominated
                                              -------------------------
                                                       R$          US$       03/31/02     03/31/01      (DELTA)%
                                              -----------  -----------    -----------  -----------   -----------
Personnel                                         122,249            -        122,249       96,773        26.3
Material                                           52,414       61,282        113,696       91,671        24.0
Oil and gas                                        55,888       23,952         79,840       74,255         7.5
Outsourced services                               127,221        1,155        128,376       94,845        35.4
Energy                                             27,388            -         27,388       18,256        50.0
Others                                             27,551       35,360         62,911       46,147        36.3
                                              -----------  -----------    -----------  -----------
Subtotal                                          412,711      121,749        534,460      421,947        26.7
Acquisition of iron ore and pellets                 5,292      138,009        143,301      168,054       (14.7)
Depreciation and depletion                        149,898            -        149,898      111,217        34.8
Amortization of goodwill                           24,419            -         24,419        4,108       494.4
                                              -----------  -----------    -----------  -----------
Total                                             592,320      259,758        852,078      705,326        20.8
                                              ===========  ===========    ===========  ===========
                                                      70%          30%           100%
                                              ===========  ===========    ===========


1.3.3- Result of Shareholdings

The results of shareholdings by business area are as follows:

Business Area                                     03/31/02            03/31/01
-----------------------------                 ------------        ------------
Ferrous
.. Iron ore and pellets                             151,354             103,079
.. Manganese and ferro-alloys                        20,191             (18,765)
Non-ferrous                                          4,817              (4,223)
Logistics                                          (75,883)             37,341
Investments
.. Steel                                             (8,713)            168,119
.. Pulp and paper                                     6,832               3,943
.. Aluminum                                          65,111              17,313
.. Fertilizers                                        3,759               1,362
Others                                             (15,563)                  -
                                              ------------        ------------
                                                   151,905             308,169
                                              ============        ============

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Equity earnings, decreasing from a gain of R$ 308,169 on 03/31/01 to R$ 151,905 on 03/31/02. This variation was due to a combination of the following factors:

Ferrous

(a)  Iron ore and pellets

..    ITACO - An improved equity result of R$ 30,456 (a gain of R$ 51,333 on
     03/31/02 against a gain of R$ 20,877 on 03/31/01). In operational terms, iron ore sales volume increased by 39.7% (14,266 thousand tons in 2002 against 10,213 thousand tons in 2001).

..    KOBRASCO - An improved equity result of R$ 7,516 (a gain of R$ 1,524 on
     03/31/02 versus a loss of R$ 5,992 on 03/31/01), due to the reduced negative effects of exchange rate variation on debt in 2002 compared with 2001 and an increase in the average sale price of


                                     CVRD                                     7

     2.9% (US$ 31.69 per ton on 03/31/02 against US$ 30.79 per ton on 03/31/01), offset in part by a 12.7% decrease in sales volume (856 thousand tons on 03/31/02 against 981 thousand tons on 03/31/01).

..    NIBRASCO - A reduction in the equity result of R$ 3,701 (a loss of R$
     2,174 on 03/31/02 against a gain of R$ 1,527 on 03/31/01), caused by a
     50.2% fall in sales volume (1,000 thousand tons in 2002 against 2,010 thousand tons in 2001), while the average sales price remained virtually stable (US$ 30.39 per ton on 03/31/02 versus US$ 30.31 per ton on 03/31/01).

..    RDE - A reduction in the equity result of R$ 39,454 (a gain of R$ 34,103 on 03/31/02 against a gain of R$ 73,557 on 03/31/01), due basically to a lesser appreciation of the dollar against the real (a positive exchange rate variation of R$ 3,058 on 03/31/02 versus a positive exchange rate variation of R$ 64,940 on 03/31/01).

..    SAMARCO - A positive equity result of R$ 25,200 (a gain of R$ 29,048 on
     03/31/02 against a gain of R$ 3,848 on 03/31/01), due to a reduction of negative effects at the exchange rate variation on debt. In operational terms, sales volume fell by 2.9% (3,301 thousand tons on 03/31/02 against 3,399 thousand tons on 03/31/01) and the average sales price fell by 1.2% (US$ 28.48 per ton on 03/31/02 against US$ 28.83 per ton on 03/31/01).

..    FERTECO - A positive equity result of R$ 29,051 was recorded in 2002. The company was acquired in April 2001.

(b)  Manganese and Ferro-alloys

..    RDME - A reduction in the equity result of R$ 6,482 (a loss of R$ 2,277 on
     03/31/02 versus a gain of R$ 4,205 on 03/31/01), due basically to the smaller appreciation of the French franc against the real as of 03/31/02.

..    SIBRA - A better result from shareholding interest of R$ 39,107 (a gain of
     R$ 33,296 on 03/31/02 versus a loss of R$ 5,811 on 03/31/01), due to a
     31.8% increase in manganese and ferroalloy sales of, respectively, 31.8% (278 thousand tons on 03/31/02 against 211 thousand tons on 03/31/01) and 16.0% (29 thousand tons on 03/31/02 against 25 thousand tons on 03/31/01), respectively, as well as a 32.0% increase in the average price of manganese (US$ 55.11 per ton on 03/31/02 against US$ 41.74 per ton on 03/31/01), offset partly by a 23.5% fall in the price of ferroalloys (US$
     445.67 per ton on 03/31/02 against US$ 582.53 per ton on 03/31/01),

..    URUCUM - An improved equity result of R$ 6,943 (a gain of R$ 8,685 on
     03/31/02 against a gain of R$ 1,742 on 03/31/01), due mainly to an increase of 167.6% in manganese sales (91 thousand tons on 03/31/02 against 34 thousand tons on 03/31/01).

Non-ferrous

..    PARA PIGMENTOS - A positive equity result of R$ 5,001 on 03/31/02 against a loss of R$ 4,243 on 03/31/01, due to goodwill amortization.

Logistics

..    DOCENAVE - A reduction in the equity result of R$ 21,622 (a gain of R$
     17,495 on 03/31/02 against a gain of R$ 39,117 on 03/31/01), due to the lesser appreciation of the dollar against the real and a 30.0% decrease in average freight rates (US$ 5.69 per ton carried on 03/31/02 against US$
     8.13 per ton carried on 03/31/01).

..    DOCEPAR - A negative equity result of R$ 50,735 was recorded mainly due to fiscal contingency.

..    FCA - R$ 30,767 of amortization of goodwill was booked on 03/31/02, along with R$ 6.041 as a provision for losses, the latter arising from the negative effects of exchange rate variation on debt. In 2001, the provision was constituted starting in the third quarter. CVRD's interest in FCA is held through its subsidiary Tacuma.


Shareholdings

(a)  Steel

..    CSI - A reduction in the equity result of R$ 35,442 (a gain of R$ 617 on
     03/31/02 against a gain of R$ 36,059 on 03/31/01), caused by the lesser appreciation of the dollar against the real (positive exchange rate variation of R$ 617 on 03/31/02 versus a positive variation of R$ 38,019 on 03/31/01).

..    CSN - An equity result of R$ 107,522 was recorded on 03/31/01 due to unwinding the cross shareholdings between CVRD and CSN carried out in March 2001.

..    CST - A better equity result of R$ 9,146 (a loss of R$ 2,638 on 03/31/02 against a loss of R$ 11,784 on 03/31/01), due mainly to the effect of devaluation of the real on indebtedness.


8                                    CVRD

(b)  Aluminum

..    ALBRAS - A better equity result of R$ 39,480 (a gain of R$ 38,731 on
     03/31/02 against a loss of R$ 749 on 03/31/01), due to reduced negative effects of exchange rate variation on the company's debt. In operational terms, the average aluminum sales price fell 13.9% (US$ 1,319.81 per ton on 03/31/02 compared with US$ 1,532.90 per ton on 03/31/01) and sales volume fell by 2.2% (88 thousand tons on 03/31/02 against 90 thousand tons on 03/31/01).

..    ALUNORTE - A better equity result of R$ 25,203 (a gain of R$ 4,526 on
     03/31/02 against a loss of R$ 20,677 on 03/31/01), due to reduced negative effects of exchange rate variation on the company's debt. Operationally, the average sales price of alumina fell 18.7% (US$ 161.55 per ton on 03/31/02 versus US$ 198.83 per ton on 03/31/01) and sales volume increased 17.6% (427 thousand tons on 03/31/02 versus 363 thousand tons on 03/31/01).

..    MRN - A reduction in the equity result of R$ 5,091 (a gain of R$ 9,776 on
     03/31/02 against a gain of R$ 14,867 on 03/31/01), due to a decrease in sales volume of 18.5% (1,781 thousand tons on 03/31/02 compared with 2,185 thousand tons on 03/31/01).

..    VALESUL - A reduction in the equity result of R$ 979 (a gain of R$ 3,415 on 03/31/02 against a gain of R$ 4,394 on 03/31/01), caused by a decrease of 18.3% in the average sales price (US$ 1,720.97 per ton on 03/31/02 against US$ 2,107.06 per ton on 03/31/01), offset partly by a 31.3% rise in sales volume (21 thousand tons on 03/31/02 versus 16 thousand tons on 03/31/01)

..    ALUVALE - A reduction in the equity result (own operations) of R$ 2,520 (a gain of R$ 8,477 on 03/31/02 against a gain of R$ 10,997 on 03/31/01).

..    ITACO - A reduction in the equity result of R$ 8,295 (a gain of R$ 186 on
     03/31/02 against a gain of R$ 8,481 on 03/31/01), due to a 47% fall in bauxite sales volume. The average sales prices of aluminum, alumina and bauxite, fell, respectively, by 13.4%, 25.7% and 31.2%.


1.3.4- Operating Expenses

The operating expenses decreased R$ 7,322 (R$ 184,666 on 03/31/01 against R$ 191,988 on 03/31/02), basically due to an increase of administrative expenses, partially offset by a decrease in other operating expenses since contingent liabilities registered R$ 36 millions of expenses on March, 2001 against R$ 2 millions of income on March, 2002.


1.3.5- Net Financial Result

The net financial result increased R$ 338,027 (R$ 388,357 on 03/31/01 compared to R$ 50,330 on 03/31/02), mainly due to the exchange rate variations on the net Company debt (Note 6.19).


1.3.6- Discontinued Operations - 2001

The result reflects basically gains on sale of the Company's interest in Bahia Sul of R$ 230,384.


1.3.7- Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax, depreciation, amortization and depletion) was R$ 727,811 on 03/31/02, reflecting an increase of 5.5% over 2001, which was R$ 689.975 (item 7.4).


1.3.8- Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 31,374 (credit of R$ 66,840 on 03/31/01), after recognizing the benefit from paying interest on stockholders' equity of R$ 107,680 on 03/31/02 (R$ 112,196 on 03/31/01) (Note
6.8).


                                     CVRD                                     9

                                    PART II

          QUARTERLY INFORMATION AND NOTES TO THE QUARTERLY INFORMATION


  (A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate
                                     Law)


2- BALANCE SHEET                                          In thousands of reais
-------------------------------------------------------------------------------
                                                    Notes   03/31/02   12/31/01
                                                    -----  ---------  ---------
Assets
Current assets
     Cash and cash equivalents                        6.4  1,260,372    645,346
     Accounts receivable from customers               6.5    961,100    919,855
     Related parties                                  6.6  1,356,024  1,010,878
     Inventories                                      6.7    415,021    447,517
     Taxes recoverable                                  -     97,907     96,289
     Deferred income tax and social contribution      6.8    638,759    613,375
     Others                                             -    256,986    256,911
                                                          ---------- ----------
                                                           4,986,169  3,990,171
                                                          ---------- ----------
Long-term receivables
     Related parties                                  6.6  1,424,072  1,356,055
     Loans and financing                                -    262,436    298,540
     Deferred income tax and social contribution      6.8    297,262    296,677
     Judicial deposits                               6.13    539,226    516,268
     Others                                             -     38,889     39,153
                                                          ---------- ----------
                                                           2,561,885  2,506,693
                                                          ---------- ----------
Permanent assets
     Investments                                      6.9  8,518,246  8,347,468
     Property, plant and equipment                   6.10  7,764,886  7,580,877
                                                          ---------- ----------
                                                          16,283,132 15,928,345
                                                          ---------- ----------
                                                          23,831,186 22,425,209
                                                          ========== ==========
Liabilities and stockholders' equity

Current liabilities
     Short-term debt                                 6.11  1,774,835    927,409
     Current portion of long-term debt               6.11    356,672    386,866
     Payable to suppliers and contractors               -    446,208    522,805
     Related parties                                  6.6    678,482    715,579
     Provision for interest on stockholders' equity     -    316,569          -
     Interest on stockholders' equity - 2001            -    783,837    784,003
     Payroll and related charges                        -    102,488    118,212
     Pension Plan                                    6.15     63,896     64,506
     Others                                             -    126,016    103,568
                                                          ---------- ----------
                                                           4,649,003  3,622,948
                                                          ---------- ----------
Long-term liabilities
     Long-term debt                                  6.11  3,359,584  3,325,614
     Related parties                                  6.6  2,086,651  2,053,601
     Deferred income tax and social contribution      6.8     81,692     87,097
     Provisions for contingencies                    6.13    903,816    893,726
     Pension Plan                                    6.15    425,580    429,325
     Others                                             -    241,971    246,335
                                                          ---------- ----------
                                                           7,099,294  7,035,698
                                                          ---------- ----------
Stockholders' equity
     Paid-up capital                                 6.16  4,000,000  4,000,000
     Capital reserves                                   -    443,684    443,684
     Revenue reserves                                   -  7,639,205  7,322,879
                                                          ---------- ----------
                                                          12,082,889 11,766,563
                                                          ---------- ----------
                                                          23,831,186 22,425,209
                                                          ========== ==========

The additional information, notes and attachment I are an integral part of these statements.

                                      CVRD                                    11

  (A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate
                                     Law)

 3- STATEMENT OF INCOME                                   In thousands of reais
-------------------------------------------------------------------------------
                                                    Notes   03/31/02   03/31/01
                                                    -----  ---------  ---------
 Operating revenues
    Sales of ore and metals
        Iron ore and pellets                               1,234,775    993,847
        Gold                                                  79,932     57,463
        Others                                                37,784     54,143
                                                           ---------  ---------
                                                           1,352,491  1,105,453
    Railroad and port services                               230,372    259,414
    Others                                                    17,940     10,056
                                                           ---------  ---------
                                                           1,600,803  1,374,923

 Value Added taxes                                           (56,548)   (54,171)
                                                           ---------  ---------
 Net operating revenues                                    1,544,255  1,320,752
                                                           ---------  ---------
 Cost of products and services
    Ore and metals                                          (673,324)  (522,759)
    Railroad and port services                               (88,192)   (98,892)
    Others products and services                             (90,562)   (83,675)
                                                           ---------  ---------
                                                            (852,078)  (705,326)
                                                           ---------  ---------

 Gross profit                                                692,177    615,426

 Gross margin                                                  44.8%      46.6%

 Operating expenses
      Selling                                                (28,172)   (24,981)
      Administrative                                         (98,751)   (56,074)
        Research and development                             (21,257)   (19,592)
      Other operating expenses, net                          (43,808)   (84,019)
                                                           ---------  ---------
                                                            (191,988)  (184,666)
                                                           ---------  ---------
 Operating profit before financial result and
    result of investment participations                      500,189    430,760

 Result of investment participations                  6.9
      Gain on investments accounted for by
        the equity method                                    284,115    298,000
      Amortization of goodwill                               (66,188)   (25,691)
      Provision for losses                                   (66,750)    25,454
      Others                                                     728     10,406
                                                           ---------  ---------
                                                             151,905    308,169
 Financial result, net                               6.19
    Financial expenses (income)                              (73,799)   (57,266)
    Monetary and exchange rate variation, net                 23,469   (331,091)
                                                           ---------  ---------
                                                             (50,330)  (388,357)
                                                           ---------  ---------
 Operating profit                                            601,764    350,572
 Discontinued operations                                           -    242,566
                                                           ---------  ---------
 Income before income tax and social contribution            601,764    593,138
 Income tax and social contribution                   6.8     31,374     66,840
                                                           ---------  ---------
 Net income for the period                                   633,138    659,978
                                                           =========  =========
 Number of shares outstanding at the end of
   the period (in thousands)                                 383,839    385,032
                                                           =========  =========
 Net earnings per share outstanding at the
   end of the period (R$)                                       1.65       1.71
                                                           =========  =========


The additional information, notes and attachment I are an integral part of these statements.


12                                    CVRD

  (A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate
                                     Law)


4- STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                                       In thousands of reais
-----------------------------------------------------------------------------------------------------------
                                                               Capital     Revenue   Retained
                                                   Capital    reserves    reserves    earnings        Total
                                                 ---------    --------   ---------   ---------   ----------
On December 31, 2000                             3,000,000     740,887   6,824,704           -   10,565,591
                                                 ---------    --------   ---------   ---------   ----------
Treasury shares                                          -           -     (57,528)          -      (57,528)
Capitalization of reserves                       1,000,000    (300,629)   (699,371)          -            -
Provision for pension plan liabilities                   -           -           -     (22,160)     (22,160)
Result on exchange of shares                             -       3,426           -           -        3,426
Net income for the year                                  -           -           -   3,050,710    3,050,710
Proposed appropriations:
      Interest on stockholder's equity                   -           -           -  (1,773,476)  (1,773,476)
      Appropriation to revenue reserves                  -           -   1,255,074  (1,255,074)           -
                                                 ---------    --------   ---------   ---------   ----------
On December 31, 2001                             4,000,000     443,684   7,322,879           -   11,766,563
                                                 ---------    --------   ---------   ---------   ----------
Treasury shares                                          -           -        (243)          -         (243)
Net income for the period                                -           -           -     633,138      633,138
Provision for interest on stockholders' equity           -           -           -    (316,569)    (316,569)
                                                 ---------    --------   ---------   ---------   ----------
On March 31, 2002                                4,000,000     443,684   7,322,636     316,569   12,082,889
                                                 =========    ========   =========   =========   ==========


The additional information, notes and attachment I are an integral part of these statements.

                                      CVRD                                    13

               (A free translation of the original in Portuguese)


5- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)                  In thousands of reais
------------------------------------------------------------------------------------------
                                                                     03/31/02     03/31/01
                                                                    ---------    ---------
Cash flows from operating activities:
    Net income for the year                                           633,138      659,978
    Adjustments to reconcile net income for the year
      with cash provided by operating activities:
             Result of investment participations                     (151,905)    (308,169)
             Depreciation, amortization and depletion                 144,733      119,597
             Deferred income tax and social contribution              (31,374)     (66,840)
             Provision for contingencies                               (1,814)      36,345
             Discontinued operations                                        -     (242,566)
             Net monetary and exchangerate variations on assets
               and liabilities                                        (27,454)     358,392
             Loss on disposal of property, plant and equipment          2,562        1,408
             Dividends/interest on stockholders' equity received       37,873       82,378
             Others                                                   (12,932)      (7,595)
                                                                    ---------    ---------
                                                                      592,827      632,928
                                                                    ---------    ---------
  Decrease(increase) in assets:
    Accounts receivable                                               (41,813)     513,076
    Inventories                                                        32,496      (15,694)
    Others                                                             (2,880)      24,622
                                                                    ---------    ---------
                                                                      (12,197)     522,004
                                                                    ---------    ---------
  Increase (decrease) in liabilities:
    Suppliers and contractors                                         (76,597)     (37,068)
    Payroll and related charges and others                            (15,724)     (17,483)
    Others                                                             21,670       17,269
                                                                    ---------    ---------
                                                                      (70,651)     (37,282)
                                                                    ---------    ---------
  Net cash provided by operating activities                           509,979    1,117,650
                                                                    ---------    ---------
Cash flows from investing activities:
   Loans and advances receivable                                     (391,518)    (209,089)
   Guarantees and deposits                                            (22,366)     (16,895)
   Additions to investments                                            (2,153)     (55,153)
   Additions to property, plant and equipment                        (321,746)    (215,617)
   Proceeds from disposal of property, plant and equipment
     and investments                                                      623        1,146
                                                                    ---------    ---------
   Net cash used in investing activities                             (737,160)    (495,608)
                                                                    ---------    ---------
Cash flows from financing activities:
   Short-term debt                                                    856,712      845,938
   Long-term debt                                                     171,312      107,208
   Repayments:
     Related parties                                                  (69,087)    (410,218)
     Financial institutions                                          (116,320)    (111,447)
   Interest on stockholders' equity paid                                 (167)  (1,279,205)
   Treasury shares                                                       (243)           -
                                                                    ---------    ---------
   Net cash used in financing activities                              842,207     (847,724)
                                                                    ---------    ---------
   Increase (decrease) in cash and cash equivalents                   615,026     (225,682)
   Cash and cash equivalents, beginning of theperiod                  645,346    1,569,185
                                                                    ---------    ---------
   Cash and cash equivalents, end of the period                     1,260,372    1,343,503
                                                                    =========    =========
   Cash paid during the period for:
     Short-term interest                                               (9,409)     (11,967)
     Long-term interest net of capitalization                         (72,484)     (90,358)
     Incometax and social contribution paid                                 -      (81,731)
     Non-cash transactions:
     Change in treasury stocks - CVRD                                       -        2,805
     Conversion of loans into investments                              45,993            -

14                                    CVRD

       (A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of
                            Brazilian Corporate Law)


6- NOTES TO THE QUARTERLY INFORMATION AT MARCH 31, 2002 AND 2001

Expressed in thousands

6.1- Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, geological studies and technological research services, steel and aluminum.


6.2- Presentation of Financial Statements

The quarterly information have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting Statements of Cash Flow. The disclosure of this statement is stimulated by CVM acording to the rule 01/00 from 01/31/00.

Certain amounts and classifications in the 2001 quarterly information have been adjusted to the criteria used on 03/31/02 for better comparability.


6.3- Significant Accounting Policies

(a)  The Company adopts the accrual basis of accounting;

(b) Assets and liabilities that are realizable or due more than twelve months after the balance sheet date are classified as long-term;

(c) Marketable securities classified as cash and cash equivalents are stated at cost plus accrued income earned through the balance sheet date;

(d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the balance sheet date, and those in local currency are restated based on contractual indexes;

(f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the relation obtained between production and estimated capacity.


6.4- Cash and Cash Equivalents

                                                         03/31/02      12/31/01
                                                     ------------  ------------

Marketable securities related to CDI (*)                  931,263       292,264
Fixed-yield bond investments (funds)                      133,320       163,153
Government securities (NBC-E, NTN-D, LFT)                 194,556       188,923
Others                                                      1,233         1,006
                                                     ------------  ------------
                                                        1,260,372       645,346
                                                     ============  ============

(*) For part of these investments the Company, contracted swap operations with financial institutions, related to interest rate and/or currency variations.


14                                    CVRD

6.5- Accounts Receivable from Customers

                                                   03/31/02         03/31/01
                                                -----------      -----------

    Domestic                                        360,666          359,782
    Export                                          638,965          600,928
                                                -----------      -----------
                                                    999,631          960,710

    Allowance for doubtful accounts                 (22,436)         (22,432)
    Allowance for ore weight credits                (16,095)         (18,423)
                                                -----------      -----------
                                                    961,100          919,855
                                                ===========      ===========


6.6-     Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

                                                                                           Assets                   Liabilities
                                                                      ---------------------------   ---------------------------
                                                                           03/31/02      12/31/01       03/31/02       12/31/01
                                                                      -------------  ------------   ------------   ------------
Subsidiaries
Rio Doce International Finance Ltd.                                       1,076,263       674,665      1,227,546      1,152,937
Itabira Rio Doce Company Limited - ITACO                                    417,609       397,896        226,460        235,143
Mineracao Tacuma Ltda.                                                      392,907       215,364            674            674
CVRD Overseas Ltd.                                                          105,019        76,107        728,284        837,768
Docepar S.A.                                                                 68,950        65,917            125            122
SIBRA Eletrosiderurgica Brasileira S.A.                                      23,461        58,076         13,745         37,292
Brasilux S.A.                                                                50,410        56,302         24,188         14,857
Vale do Rio Doce Aluninio S.A. - ALUVALE                                     22,783        32,378        133,812        122,520
Others                                                                      162,947       121,083        225,114        186,357
                                                                      -------------  ------------   ------------   ------------
                                                                          2,320,349     1,697,788      2,579,948      2,587,670
                                                                      -------------  ------------   ------------   ------------

Jointly controlled companies
ALUNORTE - Alumina do Norte do Brasil S.A.                                  708,046       741,346        112,694        175,522
Ferrovia Centro-Atlantica S.A.                                                7,445       176,999         11,796          3,958
Salobo Metais S.A.                                                          164,777       163,777              -              -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                       80,413        80,437         75,211         57,735
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS                    38,665        47,809         52,387         64,561
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                          48,993        45,789         21,103         10,769
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO                        37,741        41,001         33,453         40,234
Others                                                                      137,977       108,569         58,888         52,066
                                                                      -------------  ------------   ------------   ------------
                                                                          1,224,057     1,405,727        365,532        404,845
                                                                      -------------  ------------   ------------   ------------

Affiliates                                                                   35,357        36,607            183            129
                                                                      -------------  ------------   ------------   ------------
                                                                          3,579,763     3,140,122      2,945,663      2,992,644
                                                                      =============  ============   ============   ============

Represented by:
Commercial balances (sales and purchases of products and services) (*)      799,667       773,189        180,530        223,464
Short-term financial balances                                             1,356,024     1,010,878        678,482        715,579
Long-term financial balances                                              1,424,072     1,356,055      2,086,651      2,053,601
                                                                      -------------  ------------   ------------   ------------
                                                                          3,579,763     3,140,122      2,945,663      2,992,644
                                                                      =============  ============   ============   ============

(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors."


6.7-     Inventories

                                              03/31/02         12/31/01
                                           -----------      -----------
Finished products
     . Iron ore and pellets                    116,908          167,430
     . Manganese                                 1,442            2,516
     . Gold                                     15,546           11,509
     . Others                                   23,240           17,451
                                           -----------      -----------
                                               157,136          198,906
Spare parts and maintenance supplies           257,885          248,611
                                           -----------      -----------
                                               415,021          447,517
                                           ===========      ===========


                                     CVRD                                     15

6.8- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

                                                                                   Deferred assets            Deferred liabilities
                                                                      -----------------------------   -----------------------------
                                                                           03/31/02       12/31/01         03/31/02       12/31/01
                                                                      -------------- --------------   -------------- --------------
Tax loss carryforward                                                       207,904        224,389                -              -

Temporary differences:
    . Pension Plan                                                          167,131        168,282                -              -
    . Contingent liabilities                                                253,907        243,317                -              -
    . Provision for losses on assets                                        242,515        191,978                -              -
    . Provision for losses on derivative financial instruments               26,580         25,913                -              -
    . Others                                                                 37,984         56,173                -              -
                                                                      -------------- --------------   -------------- --------------
                                                                            936,021        910,052                -              -
Inflationary profit                                                               -              -           12,501         12,980
Capital reserve - special monetary restatement - Law 8,200                        -              -           14,327         19,104
Accelerated depreciation                                                          -              -           10,904         11,055
Long-term sales                                                                   -              -           43,960         43,958
                                                                      -------------- --------------   -------------- --------------
Total                                                                       936,021        910,052           81,692         87,097
                                                                      ============== ==============   ============== ==============
Short-term                                                                  638,759        613,375                -              -
Long-term                                                                   297,262        296,677           81,692         87,097
                                                                      -------------- --------------   -------------- --------------
                                                                            936,021        910,052           81,692         87,097
                                                                      ============== ==============   ============== ==============

The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verao" monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling total approximately R$ 405,000, and the accounting effects have not yet been recognized in the quarterly information.

The amounts reported as income tax and social contribution which affected income for the period are as follows:

                                                                                          03/31/02       03/31/01
                                                                                      ------------   ------------
Income before income tax and social contribution                                           601,764        593,138
(-) Result of investment participations                                                   (151,905)      (300,169)
(-) Provision for losses on investments                                                    (66,750)        25,454
                                                                                      ------------   ------------
                                                                                           383,109        318,423
Income tax and social contribution at combined tax rates                                       34%            34%
                                                                                      ------------   ------------
Federal income tax and social contribution at statutory rates                             (130,257)      (108,264)
Adjustments to net income which modify the effect on the result for the period:
  . Income tax benefit from interest on stockholders' equity                               107,680        112,196
  . Fiscal incentives                                                                       17,862         59,617
  . Revision of prior period tax return                                                     37,038              -
  . Others                                                                                    (949)         3,291
                                                                                      ------------   ------------
Income tax and social contribution                                                          31,374         66,840
                                                                                      ============   ============


16                                   CVRD

6.9- Investments

                                                                                                            Adjusted
                                                                            Partici-         Adjusted     net income
                                                                              pation    stockholders'     (loss) for
                                                                                   %           equity     the period
                                                                       -------------   --------------   ------------
Subsidiaries
     Florestas Rio Doce S.A.  (c)                                              99.85           93,841          2,868
     Itabira Internacional Servicos e Comercio Lda. (a, c, h)                  99.99          760,512          1,431
     Navegacao Vale do Rio Doce  S.A. - DOCENAVE (c)                          100.00          368,115         17,495
     Rio Doce Europa Servicos e Comercio - RDE  (a, c, i)                      99.80        2,313,967         91,780
     S.A. Mineracao da Trindade - SAMITRI (d)                                 100.00                -              -
     SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e, m)                      99.21          242,845         33,561
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, f, j, m)                    94.74          891,456         64,923
     Ferteco Mineracao S.A. (c, d, l, m)                                      100.00          215,058         29,051
     Others (c)



Jointly controlled companies
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c, m)          50.00           16,608          3,048
     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c, m)       50.89           85,476          5,015
     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b, c, m)           50.90           60,230          2,461
     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c, m)             51.00           78,682         (4,262)
     Companhia Siderurgica de Tubarao - CST (b, d, e)                          22.85        2,843,712        (11,543)
     Companhia Siderurgica Nacional - CSN (c, k)                                   -                -              -
     Minas da Serra Geral S.A. - MSG (b, c)                                    51.00           53,635          2,623
     Samarco Mineracao S.A.  (b, c, m)                                         50.00          510,038         58,096
     Others (b, c)



Affiliated companies
     Ferroban - Ferrovias Bandeirantes S.A. (c)                                18.74                -        (20,777)
     Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)                          10.96          511,859         34,296
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (d, e)                11.46        3,631,550         12,627




Investments at cost




Provision for losses
     CELMAR S.A. - Industria de Celulose e Papel (c)
     Companhia Ferroviaria do Nordeste (c)
     DOCEPAR S.A. (c)
     Ferrovia Centro-Atlantica S.A. (c, g)
     Others



Amortization of goodwill

Others

Total


                                                                                                                Result of investment
                                                                                           Investments                participations
                                                                          ----------------------------   --------------------------
                                                                              03/31/02        12/31/01       03/31/02      03/31/01
                                                                          ------------   -------------   ------------  ------------
Subsidiaries
     Florestas Rio Doce S.A.  (c)                                               93,700          90,836          2,864           772
     Itabira Internacional Servicos e Comercio Lda. (a, c, h)                  760,436         759,005          1,431        76,487
     Navegacao Vale do Rio Doce  S.A. - DOCENAVE (c)                           368,115         350,620         17,495        39,117
     Rio Doce Europa Servicos e Comercio - RDE  (a, c, i)                    2,309,339       2,217,743        104,526        73,557
     S.A. Mineracao da Trindade - SAMITRI (d)                                  771,805         792,116              -         9,250
     SIBRA Eletrosiderurgica Brasileira S.A. (c, d, e, m)                      524,669         509,350         33,296        (5,811)
     Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, f, j, m)                    844,565         783,057         61,508         8,368
     Ferteco Mineracao S.A. (c, d, l, m)                                     1,242,372       1,218,141         29,051             -
     Others (c)                                                                314,072         314,668          1,053         2,276
                                                                          ------------   -------------   ------------  ------------
                                                                             7,229,073       7,035,536        251,224       204,016
                                                                          ------------   -------------   ------------  ------------
Jointly controlled companies
     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c, m)            8,304           6,780          1,524        (5,992)
     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS (b, c, m)        43,499          40,947          2,552         2,977
     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO (b, c, m)            30,657          29,404          1,253           789
     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO (b, c, m)              40,128          42,302         (2,174)        1,527
     Companhia Siderurgica de Tubarao - CST (b, d, e)                          501,091         504,053         (2,638)      (11,784)
     Companhia Siderurgica Nacional - CSN (c, k)                                     -               -              -       107,522
     Minas da Serra Geral S.A. - MSG (b, c)                                     27,354          26,016          1,338         1,383
     Samarco Mineracao S.A.  (b, c, m)                                         255,019         225,971         29,048             -
     Others (b, c)                                                              97,438          96,762            676           429
                                                                          ------------   -------------   ------------  ------------
                                                                             1,003,490         972,235         31,579        96,851
                                                                          ------------   -------------   ------------  ------------
Affiliated companies
     Ferroban - Ferrovias Bandeirantes S.A. (c)                                      -           3,894         (3,894)       (3,717)
     Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)                           56,100          56,138          3,759         1,362
     Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (d, e)                416,176         414,729          1,447          (512)
                                                                          ------------   -------------   ------------  ------------
                                                                               472,276         474,761          1,312        (2,867)
                                                                          ------------   -------------   ------------  ------------

Investments at cost                                                              3,889           3,894              -             -
                                                                          ------------   -------------   ------------  ------------
                                                                             8,708,728       8,486,426        284,115       298,000
                                                                          ------------   -------------   ------------  ------------

Provision for losses
     CELMAR S.A. - Industria de Celulose e Papel (c)                           (59,246)        (59,246)             -             -
     Companhia Ferroviaria do Nordeste (c)                                     (35,156)        (33,427)        (1,729)            -
     DOCEPAR S.A. (c)                                                          (95,675)        (36,754)       (58,921)       25,454
     Ferrovia Centro-Atlantica S.A. (c, g)                                           -          (9,185)        (6,041)            -
     Others                                                                       (405)           (346)           (59)            -
                                                                          ------------   -------------   ------------  ------------
                                                                              (190,482)       (138,958)       (66,750)       25,454
                                                                          ------------   -------------   ------------  ------------
Amortization of goodwill                                                             -               -        (66,188)      (25,691)
                                                                          ------------   -------------   ------------  ------------
Others                                                                               -               -            728        10,406
                                                                          ------------   -------------   ------------  ------------
Total                                                                        8,518,246       8,347,468        151,905       308,169
                                                                          ============   =============   ============  ============

(a) Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;

(b) Notwithstanding the stockholdings, the classification as a jointly controlled company results from the degree of control exercised by the Company, which is shared with other partners;

(c) Companies whose quarterly information were not reviewed by independent accountants;


                                     CVRD                                     17

(d)  Goodwill and negative goodwill on investments are as follows:

                                                                                                 03/31/02          12/31/01
                                                                                             ------------      ------------
Goodwill
     SIBRA Eletrosiderurgica Brasileira S.A. (included R$ 27,984 of goodwill on CPFL)             311,726           331,863
     Caemi Mineracao e Metalurgia S.A. (indirectly through ITACO)                                 504,192           517,122
     Ferteco Mineracao S.A. (indirectly through Zagaia)                                         1,027,314         1,027,314
     S.A. Mineracao da Trindade - SAMITRI  (merged on October 1, 2001)                            771,805           792,116
     Mineracao SOCOIMEX S.A. (merged on August 31, 2000)                                           56,147            60,255
     Others                                                                                        93,547            95,908
                                                                                             ------------      ------------
                                                                                                2,764,731         2,824,578
                                                                                             ============      ============

Negative goodwill
     Companhia Siderurgica de Tubarao - CST                                                      (148,697)         (148,697)
                                                                                             ------------      ------------
                                                                                                 (148,697)         (148,697)
                                                                                             ============      ============

       Goodwill was amortized as follows:

                                                                                                 03/31/02          03/31/01
                                                                                             ------------      ------------
Ferrovia Centro-Atlantica S.A. (c, g)                                                             (30,767)                -
Para Pigmentos S.A. (c)                                                                                 -            (4,243)
SIBRA Eletrosiderurgica Brasileira S.A. (c, e)                                                    (20,130)          (19,330)
Caemi Mineracao e Metalurgia S.A. (indirectly through ITACO)                                      (12,930)                -
Others (a, c, i)                                                                                   (2,361)           (2,118)
                                                                                             ------------      ------------
                                                                                                  (66,188)          (25,691)
                                                                                             ============      ============

(e)  Investments in companies that were listed on stock exchanges on 03/31/02:

                                                                                               Book Value      Market Value
                                                                                             ------------      ------------
Companhia Siderurgica de Tubarao - CST                                                            501,091           271,577
Fertilizantes Fosfatados S.A. - FOSFERTIL                                                          56,100           101,097
SIBRA Eletrosiderurgica Brasileira S.A. (preferred shares only)                                   269,649           100,609
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS                                               416,176           189,709

     The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges;

(f)  Indirect holdings through ALUVALE:

                                                                                                            Result of investment
                                                 Partici-       Adjusted                 Investments              participations
                                                   pation   stockholders'  -------------------------- ---------------------------
                                                        %         equity      03/31/02      12/31/01      03/31/02      03/31/01
                                                  -------- --------------  ------------  ------------ ------------- -------------
ALBRAS - Aluminio Brasileiro S.A. (c, m)            51.00        299,202       152,592       113,861        38,731          (749)
ALUNORTE - Alumina do Norte do Brasil S.A. (c, m)   44.96        573,946       258,046       239,856         4,526       (20,677)
Mineracao Rio do Norte S.A. (c, m)                  40.00        594,895       237,959       242,156         9,776        14,867
Valesul Aluminio S.A. (c, m)                        54.51        231,170       126,008       122,593         3,415         4,394
Own operations                                                                  69,960        64,591         5,060        10,533
                                                                           ------------  ------------ ------------- -------------
                                                                               844,565       783,057        61,508         8,368
                                                                           ============  ============ ============= =============

(g) The investment of CVRD in Ferrovia Centro-Atlantica S.A. is held through its subsidiary Mineracao Tacuma S.A.;


18                                   CVRD

(h)  Indirect holdings through Itabira Internacional Servicos e Comercio Lda.:

                                                                                             Result of investment
                                                                           Investments             participations
                                                               -----------------------   ------------------------
                                                                 03/31/02     12/31/01      03/31/02     03/31/01
                                                               ----------   ----------   -----------   ----------
California Steel Industries, Inc. - CSI (a, c)                          -            -             -       36,059
CVRD Overseas Ltd. (a, c)                                               -            -             -       10,807
Gulf Industrial Investment Co. - GIIC (a, c)                            -            -             -        1,439
Rio Doce Manganese Europe - RDME (a, c)                                 -            -             -        4,205
Siderar Sociedad Anonima Industrial y Comercial (a, c)                  -            -             -        3,092
Vale do Rio Doce Aluminio S.A. - ALUVALE  (c)                           -            -             -          464
Itabira Rio Doce Company Limited - ITACO (a)                            -            -             -       17,112
Other participations (a)                                                -            -             -        3,309
Itabira Internacional Servicos e Comercio Lda. (a)                760,436      759,005         1,431            -
                                                               ----------   ----------   -----------   ----------
                                                                  760,436      759,005         1,431       76,487
                                                               ==========   ==========   ===========   ==========

     In July 2001, Itabira Rio Doce Company Limited - ITACO was sold to Rio Doce International Finance Ltd., a wholly owned subsidiary of Rio Doce Servicos e Comercio - RDE;

(i)  Indirect holdings through Rio Doce Europa Servicos e Comercio - RDE:

                                                                                                             Result of investment
                                                    Partici-       Adjusted                Investments             participations
                                                      pation   stockholders'   ------------------------  ------------------------
                                                           %         equity      03/31/02     12/31/01      03/31/02     03/31/01
                                                     -------- --------------   -----------  -----------  ------------  ----------
Caemi Mineracao e Metalurgia S.A. (d)                  16.82        941,141       662,492      668,976         5,948            -
California Steel Industries, Inc. - CSI (a, c)         50.00        505,630       252,815      255,947           617            -
CVRD Overseas Ltd. (a)                                100.00        196,901       196,901      173,428        23,234            -
Camelback Corporation (a,c)                           100.00        115,971       115,971      115,971             -            -
Gulf Industrial Investment Co. - GIIC (a, c)           50.00        154,262        77,131       87,584         4,526            -
Itabira Rio Doce Company Limited - ITACO (a, c, j)     99.99      1,029,918     1,029,815      977,846        30,741            -
Rio Doce Manganese Europe - RDME (a, c)               100.00         79,332        79,332       81,609        (2,277)           -
Siderar Sociedad Anonima Industrial y Comercial (a, c)  4.85        718,536        34,849       34,802            47            -
Vale do Rio Doce Aluminio S.A. - ALUVALE  (c, j, m)     5.26        891,456        46,891       43,474         3,417            -
Other participations (a)                                                           31,466       29,533         4,170            -
Own operations (a)                                                               (218,324)    (251,427)       34,103       73,557
                                                                               ----------   ----------   -----------   ----------
                                                                                2,309,339    2,217,743       104,526       73,557
Amortization of goodwill - Caemi Mineracao e Metalurgia S.A.                            -            -       (12,930)           -

                                                                               ----------   ----------   -----------   ----------
                                                                                2,309,339    2,217,743        91,596       73,557
                                                                               ==========   ==========   ===========   ==========

(j) The consolidated shareholding in Vale do Rio Doce Aluminio S.A. - ALUVALE is 100%, the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(k) In March 2001, CVRD withdrew from CSN by unwinding the cross-participation relationship between the companies;

(l) CVRD's participation in Ferteco Mineral S.A. is held through its subsidiary Zagaia Participacoes S.A.;

(m) Attachment I presents additional information about the companies in the areas of aluminum, pellets and manganese and ferro-alloys.


                                     CVRD                                     19

6.10- Property, Plant and Equipment

(a)  By business area:

                                                                          03/31/02                                          12/31/01
                                     ---------------------------------------------     ---------------------------------------------
                                                      Accumulated                                       Accumulated
                                            Cost     depreciation              Net            Cost     depreciation              Net
                                     -----------      -----------      -----------     -----------      -----------      -----------
Ferrous - Northern System
   Mining                              1,592,258         (755,405)         836,853       1,536,437         (745,623)         790,814
   Railroads                           2,679,655       (1,007,093)       1,672,562       2,658,190         (973,272)       1,684,918
   Ports                                 514,629         (242,609)         272,020         514,242         (240,588)         273,654
   Construction in progress              386,827                -          386,827         384,781                -          384,781
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                       5,173,369       (2,005,107)       3,168,262       5,093,650       (1,959,483)       3,134,167
                                     -----------      -----------      -----------     -----------      -----------      -----------
Ferrous - Southern System
   Mining                              2,543,794       (1,497,489)       1,046,305       2,478,385       (1,466,010)       1,012,375
   Railroads                           3,039,752       (1,857,867)       1,181,885       3,027,185       (1,836,874)       1,190,311
   Ports                                 560,319         (430,303)         130,016         559,119         (428,586)         130,533
   Construction in progress              407,447                -          407,447         386,509                -          386,509
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                       6,551,312       (3,785,659)       2,765,653       6,451,198       (3,731,470)       2,719,728
                                     -----------      -----------      -----------     -----------      -----------      -----------
Pelletizing                              606,595         (439,011)         167,584         604,912         (436,303)         168,609
Construction in progress                 447,747                -          447,747         388,273                -          388,273
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                       1,054,342         (439,011)         615,331         993,185         (436,303)         556,882
                                     -----------      -----------      -----------     -----------      -----------      -----------
Energy                                   190,128          (15,145)         174,983         190,128          (14,840)         175,288
Construction in progress                 203,357                -          203,357         149,221                -          149,221
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                         393,485          (15,145)         378,340         339,349          (14,840)         324,509
                                     -----------      -----------      -----------     -----------      -----------      -----------
Total ferrous                         13,172,508       (6,244,922)       6,927,586      12,877,382       (6,142,096)       6,735,286
                                     -----------      -----------      -----------     -----------      -----------      -----------
Non-ferrous
   Potash                                111,653          (37,936)          73,717         110,232          (35,154)          75,078
   Gold                                  605,464         (428,469)         176,995         614,651         (418,325)         196,326
   Research and projects                  41,349          (21,479)          19,870          41,961          (22,091)          19,870
   Construction in progress               55,177                -           55,177          57,617                -           57,617
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                         813,643         (487,884)         325,759         824,461         (475,570)         348,891
                                     -----------      -----------      -----------     -----------      -----------      -----------
Logistics                                902,354         (522,882)         379,472         901,447         (515,251)         386,196
Construction in progress                  73,430                -           73,430          50,799                -           50,799
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                         975,784         (522,882)         452,902         952,246         (515,251)         436,995
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                               -                -                -               -                0                -
Corporate                                 89,712          (43,642)          46,070          87,505          (40,778)          46,727
Construction in progress                  12,569                -           12,569          12,978                -           12,978
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                         102,281          (43,642)          58,639         100,483          (40,778)          59,705
                                     -----------      -----------      -----------     -----------      -----------      -----------
Total                                 15,064,216       (7,299,330)       7,764,886      14,754,572       (7,173,695)       7,580,877
                                     ===========      ===========      ===========     ===========      ===========      ===========

(b)  By classification of asset:

                                                                          03/31/02                                          12/31/01
                                     ---------------------------------------------     ---------------------------------------------
                                                      Accumulated                                       Accumulated
                                            Cost     depreciation              Net            Cost     depreciation              Net
                                     -----------      -----------      -----------     -----------      -----------      -----------
Land and buildings                     1,490,747         (642,999)         847,748       1,483,833         (625,926)         857,907
Installations                          4,150,147       (2,619,567)       1,530,580       4,165,371       (2,596,482)       1,568,889
Equipment                                910,348         (550,620)         359,728         892,912         (533,765)         359,147
Railroads                              5,158,847       (2,731,840)       2,427,007       5,137,431       (2,692,599)       2,444,832
Mineral rights                           433,826         (165,444)         268,382         428,805         (161,372)         267,433
Others                                 1,333,747         (588,860)         744,887       1,216,042         (563,551)         652,491
                                     -----------      -----------      -----------     -----------      -----------      -----------
                                      13,477,662       (7,299,330)       6,178,332      13,324,394       (7,173,695)       6,150,699
Construction in progress               1,586,554                -        1,586,554       1,430,178                -        1,430,178
                                     -----------      -----------      -----------     -----------      -----------      -----------
Total                                 15,064,216       (7,299,330)       7,764,886      14,754,572       (7,173,695)       7,580,877
                                     ===========      ===========      ===========     ===========      ===========      ===========

The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.


20                                   CVRD

Depreciation, amortization and depletion of property, plant and equipment have been allocated to cost of production and services and to administrative expenses as follows:

                                                   03/31/02       03/31/01
                                               ------------   ------------
Cost of production and services                     139,456        115,359
Administrative expenses                               5,277          4,238
                                               ------------   ------------
                                                    144,733        119,597
                                               ============   ============

6.11- Loans and Financing

Short-term

                                                   03/31/02       03/31/01
                                               ------------   ------------
Trade finance                                     1,774,835        927,409
                                               ============   ============


The average annual interest rates on short-term loans and financing on 03/31/02 and 2000 were, respectively, 2.43% and 5.51%.

Long-term

                                                                Current liabilities    Long-term liabilities
                                                            -----------------------    ---------------------
                                                              03/31/02     12/31/01     03/31/02    12/31/01
                                                            ----------   ----------    ---------   ---------
Foreign operations Loans and financing in:
       U.S. dollars                                            265,303      281,641    1,801,544   1,773,680
       Yen                                                      18,964       19,166       61,833      63,058
       Other currencies                                            535          545        1,070       1,212
Notes in U.S. dollars                                                -            -    1,161,800   1,160,200
Accrued charges                                                 28,807       46,222            -           -
                                                            ----------   ----------    ---------   ---------
                                                               313,609      347,574    3,026,247   2,998,150
                                                            ----------   ----------    ---------   ---------

Local operations

Indexed by TJLP, TR(*) and IGP-M                                 9,707        8,928       61,514      47,333
Basket of currencies                                            26,716       26,765       55,658      62,452
Loans in U.S. dollars                                            1,770        1,768      210,156     210,308
Non-convertible debentures                                           -            -        6,009       7,371
Accrued charges                                                  4,870        1,831            -           -
                                                            ----------   ----------    ---------   ---------
                                                                43,063       39,292      333,337     327,464
                                                            ----------   ----------    ---------   ---------
                                                               356,672      386,866    3,359,584   3,325,614
                                                            ==========   ==========    =========   =========

(*) TR - Reference Rate

(a) Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, with US$ 1.00 equal to R$ 2.3236 on 03/31/02 (R$ 2.3204 on 12/31/01) and (Y) 1.00 equal to R$
     0.017520 on 03/31/02 (R$ 0.017707 on 12/31/01);

(b) Of the total loans and financing, R$ 654,511 are guaranteed by the federal government (with full counter-guarantees) and R$ 90,888 have third-party guarantees.

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 03/31/02:

     2003                                                  1,047,531
     2004                                                  1,455,598
     2005                                                    333,833
     2006                                                    174,684
     2007 onward                                             347,938
                                                        ------------
                                                           3,359,584
                                                        ============


                                     CVRD                                     21

(d) Long-term external and domestic loans and financing were subject to annual interest rates on 03/31/02 as follows:

     Up to 3%                                            838,941
     3.1 to 5%                                         1,254,152
     5.1 to 7%                                           235,540
     7.1 to 9%                                            98,677
     9.1 to 11%                                        1,175,011
     Over 11%                                            113,935
                                                    ------------
                                                       3,716,256
                                                    ============

(e) The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 03/31/02 are close to their market values;

(f)  The loans and financing, by currencies/index in:

 [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIALS.]

     Basket of currencies      2%
     Yen                       1%
     Others                    2%
     Dollar                   95%

           R$ 5,491,091


6.12 - Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

                                  Amount                            Grace Period        Yield to Investor
Tranches                    (US$ million)           Maturity             (years)                   (p.y.)
--------                    -------------      -------------       -------------        -----------------
1                                     25          10/15/2007                   2                   8.682%

2 (insured)                          125          10/15/2007                   2              Libor+0.65%

3                                    150          10/15/2010                   3                   8.926%

The balance of this operation on 03/31/02 totals R$ 706,111 (R$ 9,031 in current liabilities and R$ 697,080 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 6.6).


22                                   CVRD

6.13 - Contingent Liabilities

At the quaterly information and financial statement dates the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

                                             Judicial deposits        Provisions for contingencies
                                -------------------------------   ---------------------------------
                                     03/31/02         12/31/01          03/31/02          12/31/01
                                --------------  ---------------   ---------------  ----------------
Tax contingencies                     303,138          284,396           323,978           307,509
Labor claims                          110,170          109,065           310,216           300,303
Civil claims                            3,820            3,587           249,750           273,361
Marketable securities                 117,980          113,838                 -                 -
Others                                  4,118            5,382            19,872            12,553
                                --------------  ---------------   ---------------  ----------------
Total                                 539,226          516,268           903,816           893,726
                                ==============  ===============   ===============  ================

     The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts. When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

     Tax contingencies relate principally to a legal process claiming unconstitutionality of the change in the calculation basis of PIS and COFINS social contribution introduced by Law 9,718/98.

     Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

     Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

     Marketable securities are related to guarantees of civil claims.

(b) Guarantees given to jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:


                                                                       03/31/02        12/31/01
                                                                  --------------  --------------
ALBRAS - Aluminio Brasileiro S.A.                                       828,431         839,667
ALUNORTE - Alumina do Norte do Brasil S.A.                              167,690         170,206
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                   92,981          92,852
Ferrovia Centro-Atlantica S.A.                                          287,114         270,991
Salobo Metais S.A.                                                      167,069         165,504
Sepetiba Tecon S.A.                                                      58,864          58,837
Others                                                                    2,647           5,383
                                                                  --------------  --------------
                                                                      1,604,796       1,603,440
                                                                  ==============  ==============

The breakdown of guarantees by currency is:

                                                                       03/31/02        12/31/01
                                                                  --------------  --------------
U.S. Dollar                                                           1,103,070       1,118,198
Real                                                                    501,726         485,242
                                                                  --------------  --------------
                                                                      1,604,796       1,603,440
                                                                  ==============  ==============

(c) Upon privatization of the Company in 1997, debentures were issued to the then stockholders, including the federal government. The maturity dates of these debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from subsequent mineral discoveries.

     At present, the debentures cannot be traded. They may only be traded three months after March 2002 when the Company will be obliged to register the debentures with the CVM to allow their negotiation.


                                     CVRD                                     23

         According to the regulations of the Brazilian Central Bank, the pre-privatization stockholders who held their shares through American Depositary Receipts (ADRs) were not authorized to receive debentures or any other financial benefits related to same. The Company will present a new request to the Central Bank, but there is no guarantee that it will be granted.

         The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenues from determined mineral resources held by the Company in May 1997, as per the table below:

Area                                                                Mineral                       Required payments by CVRD
-------------------------------------------    ----------------------------     -------------------------------------------
Southern System                                                    Iron ore     1.8% of net revenue, after total production
                                                                                    from May 1997 exceeds 1.7 billion tons.

Northern System                                                    Iron ore     1.8% of net revenue, after total production
                                                                                    from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego                   Gold and copper       2.5% of net revenue from the beginning of
                                                                                                     commercial production.

Igarape Bahia and Alemao                                    Gold and copper     2.5% of net revenue, after total production
                                                                                           from the beginning of commercial
                                                                                        production exceeds 70 tons of gold.

Fazenda Brasileiro                                                     Gold      2.5% of net revenue after total production
                                                                                           from the beginning of commercial
                                                                                                production exceeds 26 tons.
Other areas, excluding Carajas/ Serra Leste                            Gold
                                                                                                       2.5% of net revenue.

Other areas owned as of May 1997                             Other minerals         1% of net revenue, four years after the
                                                                                        beginning of commercial production.

All areas                                      Sale of mineral rights owned                          1% of the sales price.
                                                             as of May 1997

     Based on current production levels and estimates for new projects, the forecast is to start payments referring to copper resources in 2004, iron ore in approximately 2012, and other types of minerals in later years. The obligation to make payment to the debenture holders will expire when the pertinent mineral resources are depleted.

(d) The Company has commitments under a take-or-pay contract to acquire approximately 207,000 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the estimated output of ALBRAS at a market price of US$ 1,421.00 per ton on March 31, 2002, representing an annual commitment of R$ 683,480 based on the final exchange rate of 03/31/02. The same applies to 537,272 tons of alumina per year produced by ALUNORTE, which at a market price of US$ 172.21 per ton on March 31, 2002 represents a yearly commitment of R$ 214,990 on the same exchange rate mentioned. The effective take of ALBRAS was R$ 139,493 and R$ 149,970 in 03/31/02 and 03/31/01, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 12,771 and R$ 16,476 in 03/31/02 and 03/31/01, respectively.


6.14 -   Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On March 31, 2002, the provision for environmental liabilities amounted to R$ 62,899 (R$ 65,675 on 03/31/01), which was accounted in "Others" in long-term liabilities.


6.15 -   Pension Plan - VALIA

The Fundacao Vale do Rio Doce de Seguridade Social - VALIA is a non-profit entity, legally separate from the CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.


24                                   CVRD

The Company and various of its subsidiaries and affiliated companies are sponsors of VALIA, in the following benefit plans:

(a)  Benefit Plan

     Defined Benefit Plan - " BD"

     A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of VALIA. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

     Mixed-Benefit Plan - " Vale Mais"

     A mixed plan which offers programmable retirement income benefits of the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors.

     " Vale Mais" was established in May 2000 and nearly 98.7% of the active participants migrated to this new plan.

     The contributions of the sponsors are as follows:

     . Ordinary contribution - Destined to accrue the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten "plan reference units" (this limit was R$1,383.86 in December 2001).

     . Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

     . Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

     . Special contribution - Destined to cover any special commitment that may arise.

     During 2001, the Company made contributions to VALIA in the amount of R$ 6,947 (R$ 4,881 on 03/31/01) to fund the benefit plans it sponsors.

(b)  Actuarial liability

     This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, in the amount of R$ 456,401 and an additional amount of R$ 33,075 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2001 and represent the current value of the benefits and pensions. Part is recorded in "Pension Plan" account in current liabilities - R$ 63,896 (R$ 64,506 on 12/31/01) and part in long-term liabilities - R$ 425,580 (R$ 429,325 on 12/31/01).

     The actuarial assumptions and economics' hypothesis adopted in the actuarial calculations for the year 2001, were disclosed in the Financial Statements ended December 31, 2001.

(c)  Subsidiaries and affiliated companies

     Some subsidiary and affiliated companies that do not participate in the social security plan through VALIA also record their actuarial liabilities referring to the plans they sponsor as set forth in CVM Deliberation 371 of December 13, 2000.


6.16 - Capital

The Company's capital is R$ 4 billion, corresponding to 388,559,056 book shares, of which 249,983,143 are common shares, 138,575,913 are preferred class "A" shares, the latter including one special preferred share ("Golden Share"), all with no par value. On April 29, 2002, the Extraordinary Stockholders' General Meeting approved a capital increase from R$ 4 billion to R$ 5 billion, without new shares issues, but through capitalization of reserves in the amount of R$ 1 billion.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and loading systems and other matters determined in the Bylaws.


                                     CVRD                                     25

On 03/31/02 the Company's capital is comprised as follows:

                                                                                                             Number of shares
                                                     -------------------------------------------------------------------------
Stockholders                                                 Commom       %        Preferred       %            Total       %
-------------------------------------------------    ---------------  ------  ---------------  ------  ---------------  ------
Valepar S.A.                                            105,443,070      42                -       -      105,443,070      27
Brasilian Government (National Treasury / BNDES/
   INSS / FPS) (b)                                                -       -        5,075,341       4        5,075,341       1
American Depositary Receipts - ADRs                      44,795,640      18       59,089,911      42      103,885,551      27
Litel Participacoes S.A. (a)                             25,272,641      10                -       -       25,272,641       7
BNDESPar                                                 11,672,271       5        1,251,980       1       12,924,251       3
Clube de Investimentos dos Empregados da
   Vale - INVESTVALE                                     10,735,369       4                -       -       10,735,369       3
Foreign - institutional investors                         6,258,258       3       42,840,671      31       49,098,929      13
Brazil - institutional investors                         33,335,998      13       15,092,702      11       48,428,700      12
Brazil - retail investors                                 7,754,726       3       15,220,557      11       22,975,283       6
Treasury stock                                            4,715,170       2            4,751       -        4,719,921       1
                                                     ---------------  ------  ---------------  ------  ---------------  ------
Total                                                   249,983,143     100      138,575,913     100      388,559,056     100
                                                     ===============  ======  ===============  ======  ===============  ======

(a) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundacao CESP, each of which is a Brazilian pension fund, hold common shares in CVRD and Valepar.

(b) The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continued the privatization process started in 1997, as per the terms of the Privatization Rules, sold on 03/21/02 78,787,838 common shares of CVRD.

As of 03/31/02, the number of holders of record who are residents of Brazil was 32,770. These stockholders owned 235,624,631 shares, representing 66.6% of the capital stock.

Members of the Board of Directors and Executive Board, as a group, hold 17 common shares and 209 preferred shares.


6.17- American Depositary Receipts (ADR) Program

On 06/20/00, the Company obtained ADR registration (Level 2) from the United States Securities and Exchange Commission (SEC), beginning a process for its preferred shares to be traded on the New York Stock Exchange (NYSE). On 03/21/02, in connection with the sale of shares of BNDES and Government's shares, the common shares began to be traded on NYSE. Each ADR represents 1
(one) preferred Class "A" or common share, traded under the code "RIOPR" and "Rio", respectively.


6.18- Treasury Stock

The Board of Directors, under the terms of subparagraph XV from Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

On October 24, 2001, an Extraordinary General Meeting authorized the acquisition of up to 19 million nominative book shares, with no par value, with 14 million being common shares and 5 million preferred shares, in order to hold in treasury for later sale or cancellation, without decreasing in capital stock. Up to 03/31/02, 4,715,170 common and 4,751 preferred shares had been acquired at a cost of R$ 131,347, and had been held in treasury.


26                                   CVRD

                                         Shares
------------------------------------------------
                                                                                                                           Average
Class                                  Quantity                              Unit acquisition cost             quoted market price
--------------   -------------------------------     ----------------------------------------------      --------------------------
                      03/31/02         12/31/01           Average             Low             High         03/31/02       12/31/01
                 --------------   --------------     -------------    ------------    -------------      -----------    -----------
Preferred                4,751               91             51.45           14.02            52.40            61.51          52.44

Common               4,715,170        4,715,170             27.80           20.07            52.09            63.05          50.21
                 --------------   --------------
                     4,719,921        4,715,261
                 ==============   ==============


6.19- Financial Result

The amounts included in the income statement are as follows:

                                                           03/31/02    03/31/01
                                                         ----------- -----------
Financial expenses
Foreign debt                                                (52,465)    (61,387)
Local debt                                                  (18,179)    (14,635)
Related parties, net                                        (14,485)     (7,090)
Others (*)                                                  (20,715)    (13,220)
                                                         ----------- -----------
                                                           (105,844)    (96,332)
                                                         ----------- -----------
Monetary and exchange rate variation on liabilities          11,520    (372,947)
                                                         ----------- -----------

Financial income
Marketable securities                                        23,266      32,393
Others                                                        8,779       6,673
                                                         ----------- -----------
                                                             32,045      39,066
                                                         ----------- -----------
Monetary and exchange rate variation on assets               11,949      41,856
                                                         ----------- -----------

Financial income (expenses), net                            (50,330)   (388,357)
                                                         =========== ===========

(*) Includes net losses on derivative financial instruments (Note 6.20).


6.20 - Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivatives instruments.

The Company's risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines generally prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The overall position of the portfolio is assessed and monitored daily to measure the financial results and the impact on cash flow. The credit limits and creditworthiness of counterparties are also reviewed periodically. The results of hedging are reported monthly to the Executive Board.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate). The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR, through LIBOR's swap instruments based on fixed rates.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.


                                     CVRD                                     27

The table below provides information regarding the interest rate derivatives portfolio for 03/31/02 and 03/31/01.

                                                          03/31/02                                         03/31/01
           -------------------------------------------------------   ----------------------------------------------
           Notional value                Unrealize gain                Notional value                Unrealize gain
                  (in US$                         (loss)     Final           (in US$                         (loss)
Type            thousand)   Rate range  (in R$ thousand)  maturity         thousand)   Rate range  (in R$ thousand)
---------  --------------   ----------  ----------------  --------    --------------   ----------  ----------------
Cap                1,350    5.0 - 8.0%          6,866      Aug/05             1,325    5.0 - 8.0%             5,235
Floor              1,000    5.0 - 6.5%        (46,242)     Aug/05               975    5.0 - 6.5%           (34,428)
Swap                 125    5.5 - 7.5%        (19,171)     Oct/07               125    5.5 - 7.5%           (15,475)
                                         ------------                                                  ------------
Total                                         (58,547)                                                      (44,668)
                                         ============                                                  ============


Exchange Rate Risk

Exchange rate risk comes from foreign currency debts. On the other hand, a substantial part of the Company's revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluations of Brazilian currency against the dollar. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 03/31/02 and 03/31/01. These operations are range forwards which were structured to ensure the purchase price of the following currencies:

                                                                      03/31/02                                             03/31/01
           -------------------------------------------------------------------   --------------------------------------------------
                 Notional                               Unrealize                    Notional                             Unrealize
                    value                                    gain                       value                                 gain
                  (in US$                            (loss) in R$        Final        (in US$                         (loss) (in R$
Type             million)             Rate range         thousand)    maturity      thousand)             Rate range      thousand)
---------  --------------   --------------------    -------------     --------    -----------   --------------------  -------------
Yen purchased          5   Yen 70 - 110 per US$            (9,278)     Apr/05              44  Yen 70 - 110 per US$          (9,042)
Euros purchased        8   E 1.10 - 1.30 per US$           (5,384)     Apr/05              12  E 1.10 - 1.30 per US$         (5,739)
Euros sold             9   E 0.90 - 1.20 per US$                2      May/02               4  E 0.90 - 1.20 per US$            333
                                                      -----------                                                      ------------
Total                                                     (14,660)                                                          (14,448)
                                                     ============                                                      ============

Commodities Price Risk

The prices of iron ore, the Company's main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold. These derivatives operations allow establishment of a minimum profit level for future gold output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 03/31/02 and 03/31/01.

                                                               03/31/02                                         03/31/01
                -------------------------------------------------------   ----------------------------------------------
                                      Price    Unrealize gain                                    Price    Unrealize gain
                      Quantity        range            (loss)     Final          Quantity        range            (loss)
Type                      (oz)       US$/oz  (in R$ thousand)  maturity              (oz)       US$/oz  (in R$ thousand)
--------------  --------------   ----------  ----------------  --------    --------------   ----------  ----------------
Puts purchased       509,000      270 - 350         18,577      Dec/06          292,000      300 - 355        35,610
Calls sold           658,500      300 - 390        (23,131)     Dec/06          769,800      300 - 380        (3,227)
Puts hybrid           10,000                           337      Nov-05          175,000                        2,529
Calls hybrid          10,000                          (420)     Nov-05          135,000                         (525)

                                                ----------                                                 ---------
Total                                               (4,637)                                                   34,387
                                                ==========                                                 =========


28                                   CVRD

6.21 -   Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.

                                                                                                               In millions of reais
                                                                 ------------------------------------------------------------------
                                                                                                                   Subsidiaries and
                                                                                 Parent Company            Affiliated Companies (*)
                                                                 ------------------------------      ------------------------------
Assets                                                               03/31/02          12/31/01          03/31/02          12/31/01
                                                                 ------------      ------------      ------------      ------------
Current
   Cash and banks and marketable securities                               196               508               126                86
   Others                                                               2,062             1,709               600               821
                                                                 ------------      ------------      ------------      ------------
                                                                        2,258             2,217               726               907

Long-term receivables                                                     922             1,238                32                71

Investments                                                             2,593             2,524                37                72
                                                                 ------------      ------------      ------------      ------------
Total                                                                   5,773             5,979               795             1,050
                                                                 ============      ============      ============      ============

Liabilities

Current
   Short-term loans and financing                                       2,120             1,304             1,012             1,191
   Others                                                                 233               398               205               203
                                                                 ------------      ------------      ------------      ------------
                                                                        2,353             1,702             1,217             1,394

Long-term liabilities
   Loans and financing                                                  3,292             3,271             1,382             1,961
   Others                                                               1,791             1,760               454               178
                                                                 ------------      ------------      ------------      ------------
                                                                        5,083             5,031             1,836             2,139
                                                                 ------------      ------------      ------------      ------------

Total                                                                   7,436             6,733             3,053             3,533
                                                                 ============      ============      ============      ============
Liabilities - R$                                                       (1,663)             (754)           (2,258)           (2,483)
                                                                 ============      ============      ============      ============
Liabilities - US$                                                        (716)             (325)             (972)           (1,070)
                                                                 ============      ============      ============      ============

(*)  Proportional to the percentage of participation

6.22- Subsequent Events

On May 8, 2002, the Company through its subsdiaries Itabira Rio Doce Company Limited and Caulim do Brasil Investimentos S.A., and Anglo American plc (Anglo) concluded the terms of an acquisition and sale of shares' contract in order to transfer the total interest held by Anglo on Salobo Metais S.A.'s (Salobo) capital which corresponds to 44,172,369 shares, representing 50% of Salobo's capital stock, in the amount of US$ 50,9 millions. The enforcement of the negotiation is subjected to certain conditions usually taken in this kind of transaction. With this acquisition, the Company will hold, directly or indirectly through its subsidiries, 100% of Salobo's capital stock.


                                     CVRD                                     29

                                    PART III

7- OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1 Net Accumulated Income (in R$ Million)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

                         2000
                         ----
                         1st Quarter           639
                         2nd Quarter         1,101
                         3rd Quarter         1,600
                         4th Quarter         2,133

                         2001
                         ----
                         1st Quarter           660
                         2nd Quarter         1,206
                         3rd Quarter         2,412
                         4th Quarter         3,051

                         2002
                         ----
                         1st Quarter           633
                         2nd Quarter
                         3rd Quarter
                         4th Quarter


7.2- Factors Affecting Net Income in the Last 12 Months (in R$ Million)

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

                                                   Result of
Net income at   Net operating   Cost of products   investment     Financial    Operating   Discontinued   Income tax   Net income at
  03/31/01         revenue        and services   participations    result     expenses net  operations                    03/31/02
------------------------------------------------------------------------------------------------------------------------------------
    660              223              (147)          (156)           338          (7)          (242)         (36)           633


30                                   CVRD

7.3 - Business Perfomance Ratios

                                                                                                           03/31/02       12/31/01
                                                                                                       -------------  -------------
Capital Ratios

1 - Capital assets to stockholders' equity (Permanent assets/Equity * 100)  -  (%)                           134.76         135.37
2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100)  -  (%)                   138.60         149.44
3 - Total liabilities to stockholders' equity (Total liabilities/Equity * 100) -  (%)                         97.23          90.58
4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) - (%)                         39.57          34.44
5 - Stockholders' equity to total liabilities (Equity/Total liabilities *100)  -  (%)                        102.85         110.39
6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term liabilities)) *100) - (%)       84.89          84.93
7 - Net Debt / Stockholders' equity (Net debt (a) / Equity)                                                    0.35           0.37
8 - Net Debt (a) / Total Assets                                                                                0.18           0.19
9 - Leverage (Total Assets / Equity)                                                                           1.97           1.91

                                                                                                           03/31/02       03/31/01
                                                                                                       -------------  -------------
Profitability and Other Ratios

1 - Gross Margin (Gross profit / Net operating revenues * 100) -  (%)                                         44.82          46.60
2 - Operating Margin (Operating income / Net operating revenues * 100) - (%)                                  38.59          26.44
3 - Net Margin (Net income / Net operating revenues * 100)  - (%)                                             41.00          49.97
4 - Return on Assets (Net income (annualized) / Total assets *100) - ROA (%)                                  10.63          13.34
5 - Return on Equity (Net income (annualized) / Equity *100) -  ROE (%)                                       20.96          24.22
6 - Total asset turnover (Net operating revenues (annualized) / Total assets)                                  0.26           0.27
7 - P/E (Price of preferred class A share / Earnings per share (annualized))                                   9.32           7.62
8 - Price /Book Value (Price of preferred class A share / Book value per share)                                1.95           1.85
9 - Net income per outstanding share (Net income (annualized) / Number of shares outstanding)                  6.60           6.86
10 - NOPLAT / Operating Income (%)                                                                            37.34          41.70
11 - EBITDA + Dividends received / Financial expenses on financing                                            13.96           9.08
12- EBITDA + Dividends Received / Operating Income (%)                                                        47.13          52.24
13- Net Debt (a) / EBITDA + Dividends Received(annualized)                                                     1.45           1.20
14- FCOL / Financial expenses on financing                                                                     9.78          14.70


Note:

The income statement data has been annualized.

a) Net Debt = short and long-term debt, net of related party loans, less cash and cash equivalents; annualized with the income then ended.


7.4- Segment and Geographic Information

The Company's business areas are as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel making.


                                     CVRD                                     31

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLAT) as well as net income.


Information related to period ended 03/31/01 is as follows:

                                                                                           03/31/01
                              ----------------------------------------------------------------------
                                  Ferrous   Non-ferrous    Logistics   Corporate Center       TOTAL
                              ------------  -----------    ---------   ----------------   ----------
EBITDA                            622,611       31,475        70,949           (35,060)     689,975
EBITDA % of total                   90.2%         4.6%         10.3%             (5.1%)      100.0%
EBITDA margin %                     56.2%        34.0%         59.1%                 -        52.2%


32                                   CVRD

7.5- Share Performance on Stock Exchanges (Unaudited)

The following table shows the high and low closing sale prices for the Preferred Class A Shares and Common Shares on the Sao Paulo Stock Exchange, and for the ADRs in the New York Stock Exchange (NYSE) (each ADR represents 1 preferred share class A).

                               [GRAPHIC OMITTED]

                                                               In reais                                    In US$
                              -----------------------------------------  ----------------------------------------
                                         Preferred                                    ADRs -               ADRs -
                                    Class A Shares        Common Shares     Preferred Shares        Common Shares
                              --------------------  -------------------  -------------------  -------------------
                                  High        Low       High       Low       High       Low       High       Low
                              --------- ----------  --------- ---------  --------- ---------  ---------  --------
2001
    First Quarter                53.60      44.00      51.00     42.70      26.98     23.05          -         -
    Second Quarter               58.60      49.05      54.00     46.50      25.70     22.05          -         -
    Third Quarter                55.00      45.50      55.00     46.40      23.15     18.65          -         -
    Fourth Quarter               54.00      53.52      53.40     52.60      23.61     21.35          -         -

2002
    First Quarter                62.00      61.00      63.69     62.00      27.49     21.52      27.39     26.15


                                     CVRD                                     33

7. 6- Capital Expenditures (Unaudited)

                                                                   In thousands of reais
                                                      -----------------------------------
                                                               ACTUAL           APPROVED
                                                          UP TO 03/02           FOR 2002         % ACTUAL
                                                      ----------------   ----------------   --------------
Ongoing Capital Expenditures
    Replacement/Refurbishment/Improvement                     174,158            515,916             33.8
    Geological Research                                        16,628            102,536             16.2
    Technological Research/Development                          4,366             37,750             11.6
    Environment                                                   541              1,293             41.8
    lnformatics / Telecommunications                           10,884            109,644              9.9
                                                      ----------------   ----------------   --------------
                                                              206,577            767,139             26.9
                                                      ----------------   ----------------   --------------

Equity Investments                                            340,317            649,755             52.4

Direct Investments                                            253,040          1,021,106             24.8

                                                      ----------------   ----------------   --------------
Total Capital Expenditures                                    799,934          2,438,000             32.8
                                                      ================   ================   ==============


7.7- Operations for the period ended March (Unaudited)

                                                                       (Million metric tons)
                                                  -------------------------------------------
                                                          2002           2001          VAR %
                                                  ------------- -------------- --------------
PRODUCTION/PURCHASE
   IRON ORE                                               28.4           27.9            1.8
   PELLETS                                                 3.4            3.6           (5.6)
   POTASH                                                  0.1            0.1              -
   GOLD (thousand Kg)                                      3.6            3.3            9.1

RAILROAD OPERATIONS - GENERAL CARGO
   EFVM                                                    6.4            6.0            6.7
   FCA                                                     5.0            5.2           (3.8)
   EFC                                                     1.0            0.9           11.1

   EFVM - TKU                                              2.7            2.6            3.8
   FCA - TKU                                               1.8            2.0          (10.0)
   EFC - TKU                                               0.7            0.3          133.3

PORT OPERATIONS
   TUBARAO                                                 4.0            4.0              -
   SAO LUIZ                                                0.4            0.8          (50.0)

DOCENAVE OPERATIONS
   BULK CARGO                                            1,702          9,217          (81.5)
   GENERAL CARGO (TEUS)                                 16,182         13,189           22.7
   MANOEVERS                                             1,596          1,400           14.0


34                                   CVRD

7.8- Changes in Prices (Unaudited)

The following table sets forth the prices for the products of the Company and its subsidiary and jointly controlled companies for the periods indicated:

                             Asia        Europe
                         Iron Ore      Iron Ore
                             (SSF)        (SFCJ)           Gold       Aluminum
                         (US$/ton)     (US$/ton)     (US$/ounce)      (US$/ton)
                       -----------   -----------    ------------    -----------

2001
    March                   15.35         18.68          257.70       1,569.59
    June                    16.32         18.68          269.50       1,536.30
    September               16.32         18.68          293.10       1,405.96
    December                16.32         18.68          277.70       1,362.36

2002
    March                   16.32         18.68          299.00       1,405.40


                                     CVRD                                     35

7.9- Iron Ore and Pellet Sales (Main Markets) (Unaudited)

                                                                                                                (Millons of tons)
                                    ---------------------------------------------------------------------------------------------
                                                                                                      JAN to MAR      JAN to MAR
                                                                                                    -------------   -------------
                                     1998      %     1999      %     2000      %     2001      %     2001      %     2002      %
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
FOREIGN MARKET
ASIA
   CHINA                              5.7       6     7.3       8     9.2       8    14.9      12     3.1      10     4.4      13
   KOREA                              7.1       7     7.9       8     7.0       6     6.0       5     1.5       5     2.1       6
   PHILIPPINES                        0.9       1     1.6       2     1.4       1     1.2       1     0.4       1     0.6       2
   JAPAN                             17.3      17    16.9      17    17.5      15    17.1      13     4.3      14     3.7      11
   TAIWAN                             1.6       2     1.8       2     1.6       2     2.2       2     0.8       3     0.4       1
   OTHERS                             1.1       1     0.6       -     0.4       -     1.1       1     0.1       -       -       -
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                     33.7      34    36.1      37    37.1      32    42.5      34    10.2      33    11.2      33
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
EUROPE
   GERMANY                            9.4       9     8.0       8     8.2       7    10.1       8     2.2       7     3.4      10
   SPAIN                              3.6       4     3.6       4     2.9       2     2.9       2     0.6       2     0.8       2
   FRANCE                             3.0       3     2.1       2     2.9       2     3.9       3     0.6       2     1.3       4
   ITALY                              6.1       6     5.0       5     4.8       4     5.1       4     1.2       4     1.0       3
   UNITED KINGDOM                     2.4       2     1.6       2     1.5       2     1.6       1     0.4       1     0.7       2
   OTHERS                             5.7       6     4.7       5     8.2       7    10.8       8     2.0       7     2.9       9
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                     30.2      30    25.0      26    28.5      24    34.4      26     7.0      23    10.1      30
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
AMERICAS
   ARGENTINA                          2.3       2     1.6       2     1.4       1     1.9       1     0.5       2     0.4       1
   UNITED STATES                      3.1       3     3.0       3     3.5       3     2.9       2     0.9       3     0.9       2
   OTHERS                             2.2       2     1.8       2     2.0       2     1.5       1     0.3       1     0.3       1
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                      7.6       7     6.4       7     6.9       6     6.3       4     1.7       6     1.6       4
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
AFRICA/MID.EAST/OCEANIA
   BAHREIN                            1.2       1     1.5       2     2.0       2     1.7       1     0.3       1     0.8       3
   OTHERS                             3.2       3     3.6       4     5.2       4     5.1       4     1.2       4     0.8       3
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                      4.4       4     5.1       6     7.2       6     6.8       5     1.5       5     1.6       6
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                     75.9      75    72.6      76    79.7      68    90.0      69    20.4      67    24.5      73
                                    =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

DOMESTIC MARKET

   STEEL MILLS                       15.0      15    13.6      14    15.5      13    20.2      16     4.8      16     5.1      15
   PELLETING AFFILIATES               8.6      10    10.1      10    21.6      19    19.7      15     5.0      17     4.0      12
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                     23.6      25    23.7      24    37.1      32    39.9      31     9.8      33     9.1      27
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----

TOTAL                                99.5     100    96.3     100   116.8     100   129.9     100    30.2     100    33.6     100
                                    =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====

Exports by System
                                                                                                                (Millons of tons)
                                    ---------------------------------------------------------------------------------------------
                                                                                                      JAN to MAR      JAN to MAR
                                                                                                    -------------   -------------
                                     1998      %     1999      %     2000      %     2001      %     2001      %     2002      %
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
NORTHERN SYSTEM                      41.8      55    40.5      56    43.3      54    50.8      39    12.4      61    10.8      44
SOUTHERN SYSTEM                      34.1      45    32.1      44    36.4      46    79.1      61     8.0      39    13.7      56
                                    -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
                                     75.9     100    72.6     100    79.7     100   129.9     100    20.4     100    24.5     100
                                    =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====


36                                   CVRD

7.10- Shareholding Interests (Organizational Chart at 03/31/02)


                       Companhia         |     Valepar  27.14%               Companies of the CVRD Group
                       Vale do Rio Doce  |     Public   72.86%                Holding in Total Stock (%)

        ----------------                                      -----------                  -------------
             Ferrous                                          Non Ferrous                     Logistics
   ---------------------   -----------------------   -----------------------    ------------------------
Iron Ore and Pellets         Manganese and Alloys          Precious Metals,          Railroads and Ports
                                                                Base Metals
                                                      and Industry Minerals

                           -----------------------                             -------------------------
------------------------   |Urucum Mineracao S.A.|   -----------------------   |TVV-Terminal de        |
|ZAGAIA Participacoes  |   |CVRD           100.00|   |Docegeo              |   |Vila Velha S.A.        |
|CVRD          100.000 |   -----------------------   |CVRD           99.998|   |CVRD            99.887 |
------------------------                             |Others          0.002|   |Min. Tacuma      0.005 |
                           -----------------------   -----------------------   |Employees        0.108 |
------------------------   |RDME*                |   -----------------------   -------------------------
|Ferteco               |   |ITACO          100.00|   |24 Empresas de       |   -------------------------
|ZAGAIA        100.000 |   -----------------------   |Mineracao            |   |Ferrovia               |
------------------------                             |CVRD           100.00|   |Centro Atlantica S.A.  |
                           -----------------------   -----------------------   |Min. Tacuma       45.65|
------------------------   |SIBRA                |   -----------------------   |VALIA              9.99|
|Ferteco International |   |CVRD            99.21|   |PPSA                 |   |KRJ               12.31|
|Ferteco       100.000 |   |Others            .79|   |CVRD            75.50|   |CARMO              9.99|
------------------------   -----------------------   |Mitsubishi      18.88|   |CPP                1.03|
------------------------                             |IFC              5.62|   |CSN               11.95|
|Belem-Adm e Part. Ltda|   -----------------------   -----------------------   |Others             9.08|
|CVRD             99.99|   |CPFL                 |   -----------------------   -------------------------
|Docepar           0.01|   |SIBRA           93.59|   |PPSA Overseas        |
------------------------   |CVRD             0.23|   |PPSA           100.00|   -------------------------
------------------------   |Others           6.17|   -----------------------   |Companhia              |
|Baovale Mineracao S.A.|   ----------------------                              |Ferroviaria do Nordeste|
|CVRD             50.00|   -----------------------   -----------------------   |CVRD              30.00|
|Baoster          50.00|   |Nova Era Silicon**   |   |Salobo Metais**      |   |Taquari           30.00|
------------------------   |CVRD            49.00|   |CVRD            50.00|   |CSN               30.00|
                           |Mitsubishi      25.50|   |Anglo-American  50.00|   |Employees         10.00|
------------------------   |Kawasaki        22.52|   -----------------------   -------------------------
|Minas da Serra Geral**|   |Mizushima        2.98|
|CVRD             51.00|   -----------------------   ------------------------ --------------------------
|Kawasaki         24.50|                             |Mineracao Sossego     | |Ferroban                |
|Japanese Group   24.50|                             |Min. Andira      49.85| |Ferropasa          37.91|
------------------------                             |Camelback (Itaco)50.15| |CVRD               18.74|
                                                     ------------------------ |Capmelissa          6.96|
------------------------                                                      |Dasaiev (LAIF)      6.96|
|CAEMI                 |                                                      |Funcef              6.79|
|Amazon (Itaco)   16.82|                                                      |Previ               6.79|
|Mitsui           43.37|                                                      |Others             15.85|
|Others           39.81|                                                      --------------------------
------------------------
                                                                              --------------------------
------------------------                                                      |CSN Aceros S.A. *       |
|Samarco Mineracao S/A |                                                      |ITACO              62.50|
|CVRD             50.00|                                                      |CSN Panama         37.50|
|BHP Brasil       50.00|                                                      --------------------------
------------------------
------------------------                                                      --------------------------
|Hispanobras**         |                                                      |Sepetiba Tecon          |
|CVRD             50.89|                                                      |CSN Aceros S.A.    80.00|
|Aceralia CS      49.11|                                                      |CSN                20.00|
------------------------                                                      --------------------------
------------------------
|Itabrasco**           |
|CVRD             50.90|                                                              ------------------
|Ilva             49.10|                                                                       Shipping
------------------------
------------------------
|Nibrasco**            |                                                       -------------------------
|CVRD             51.00|                                                       |Docenave               |
|Nippon Steel     25.39|                                                       |CVRD             100.00|
|Japanese Group   23.61|    --------------------------                         -------------------------
------------------------    |___ Subsidiary          |
------------------------    |___ Affiliated          |                         -------------------------
|Kobrasco**            |    |___ Other Participations|                         |Navedoce *             |
|CVRD             50.00|    |___ Consortium          |                         |Docenave         100.00|
|POSCO            50.00|    --------------------------                         -------------------------
------------------------
------------------------                                                       -------------------------
Kobin**                |                                                       |Seamar *               |
Kobrasco         100.00|                                                       |Navedoce         100.00|
------------------------                                                       -------------------------
------------------------
|GIIC *                |
|ITACO            50.00|   * Companies with head offices abroad
|Gulf Invest. Co. 50.00|  ** Holding linked to a Stockholders Agreement
------------------------



                                     CVRD                                     51



        --------------                                        --------------               -------------
            Holdings                                                Energy                 Others Abroad
   -------------------     -----------------------    ----------------------    ------------------------
    Bauxite, Alumina                      Timber,
        and Aluminum                 Pulp & Paper
                                                      --------------------------   -------------------------
------------------------   -----------------------   |Consortium Igarapava    |   |Rio Doce               |
|Aluvale               |   |Florestas Rio Doce   |   |Usina Hidreletrica      |   |International*         |
|CVRD            94.74 |   |CVRD            99.85|   |CVRD               38.15|   |CVRD             100.00|
|ITACO            5.26 |   |Others           0.15|   |Cia Mineira Metais 23.93|   -------------------------
------------------------   -----------------------   |CSN                17.92|   -------------------------
------------------------   -----------------------   |CEMIG              14.50|   |Rio Doce Asia *        |
|Albras                |   |Celmar               |   |Min. Morro Velho    5.50|   |Rio Doce               |
|Aluvale          51.00|   |CVRD            85.00|   --------------------------   |International    100.00|
|NAAC             49.00|   |Nissho Iwai     15.00|   --------------------------   -------------------------
------------------------   -----------------------   |Consortium              |   -------------------------
|Valesul**             |                             |Porto Estrela           |   |Rio Doce Europa        |
|Aluvale          54.51|                             |Usina Hidreletrica      |   |S.'a.r.l. *            |
|Billiton         45.49|            --------------   |CVRD             33.3333|   |CVRD              99.80|
------------------------                     Steel   |CEMIG            33.3333|   |Others             0.20|
------------------------                             |Coteminas        33.3333|   -------------------------
|Alunorte **           |   -----------------------   --------------------------   -------------------------
|Aluvale          45.58|   |CST**                |   --------------------------   |Rio Doce               |
|Norsk Hydro      32.28|   |CVRD            22.85|   |Consortium Aimores      |   |International Finance *|
|MRN              12.62|   |Acesita/Usinor  37.29|   |Usina Hidreletrica      |   |Rio Doce Europa  100.00|
|NAAC              4.49|   |Kawasaki         7.91|   |CVRD               51.00|   -------------------------
|CBA               3.62|   |Others          31.95|   |CEMIG              49.00|   -------------------------
|JAIC              1.41|   -----------------------   --------------------------   |Itabira Rio Doce       |
------------------------                                                          |Company Ltd. - ITACO * |
------------------------   -----------------------   --------------------------   |RDIF             100.00|
|Min. Rio do Norte**   |   |California Steel*    |   |Consortium Candonga     |   -------------------------
|Aluvale          40.00|   |Rio Doce Ltd.   50.00|   |Usina Hidreletrica      |
|Billiton         14.80|   |Kawasaki        50.00|   |CVRD               50.00|   -------------------------
|Alcan            12.00|   -----------------------   |EPP                50.00|   |Rio Doce America *     |
|CBA              10.00|                             --------------------------   |ITACO            100.00|
|Alcoa             8.58|   -----------------------   --------------------------   -------------------------
|Reynolds          5.00|   |Usiminas             |   |Consortium Funil        |   -------------------------
|Norsk Hydro       5.00|   |CVRD            11.46|   |Usina Hidreletrica      |   |Rio Doce Ltd. *        |
|Abalco            4.62|   |Nippon Usiminas  9.45|   |CVRD               51.00|   |Rio Doce America 100.00|
------------------------   |Previ            8.02|   |CEMIG              49.00|   -------------------------
-----------------------    |CIU              4.95|   --------------------------   -------------------------
|Min. Vera Cruz        |   |Others          66.12|   --------------------------   |CVRD Overseas          |
|Aluvale          36.00|   -----------------------   |Consortium Capim        |   |ITACO            100.00|
|Paraibuna        42.88|                             |Branco I e II - Usina   |   -------------------------
|Fina Emp. Part.  21.12|   -----------------------   |Hidreletrica            |   -------------------------
------------------------   |Siderar (*)          |   |CVRD               48.42|   |CVRD Finance           |
                           |Itabria Rio Doce 4.85|   |CEMIG              21.05|   |CVRD Overseas    100.00|
---------------            |Usiminas         5.32|   |Suzano             17.90|   -------------------------
 Fertilizers               |Sidertubes S/A  50.21|   |Votorantim         12.63|   -------------------------
                           |ISA (employees)  9.95|   --------------------------   |CVRD Europe Trading    |
                           |Others          29.67|                                |Energy B.V. - CETE     |
                           -----------------------   --------------------------   |CVRD             100.00|
                                                     |Consortium              |   -------------------------
                                       -----------   |Foz do Chapeco          |   -------------------------
-----------------------                e-Business    |Usina Hidreletrica      |   |Brasilux               |
|Fosfertil            |                              |CVRD               40.00|   |CVRD             100.00|
|CVRD            10.96|    -----------------------   |Foz do Chapeco          |   -------------------------
|Fertifos        55.35|    |Valepontocom         |   |  Energia S.A.     60.00|   -------------------------
|Others          33.69|    |CVRD            98.20|   --------------------------   |Rio Doce Comercio      |
-----------------------    |Others           1.80|   --------------------------   |Internacional ApS *    |
                           -----------------------   |Consortium              |   |CVRD             100.00|
                           -----------------------   |Santa Isabel            |   -------------------------
                           |Solostrata S/A       |   |Usina Hidreletrica      |   -------------------------
                           |Valepontocom   100.00|   |CVRD               43.85|   |Itabira Internacional  |
                           -----------------------   |Billiton           20.60|   |Servicos e Comercio *  |
                                                     |Alcoa              20.00|   |RDCI Aps          99.99|
                           -----------------------   |Votorantin         10.00|   |Others             0.01|
                           |Multistrata S/A      |   |C. Correa Cimentos  5.55|   -------------------------
                           |Valepontocom   100.00|   --------------------------
                           -----------------------

                           -----------------------
                           |Infostrata S/A       |
                           |Valepontocom   100.00|
                           -----------------------

                           -----------------------
                           |Quadrem Int. Holdings|
                           |LTD                  |
                           |ITACO            9.00|
                           |Others          91.00|
                           -----------------------



                                     CVRD                                     37

7.11- Information About ZAGAIA (Unaudited)

Statement of Income                                                              In thousands of reais
------------------------------------------------------------------------------------------------------

                                                                                              03/31/02
                                                                                         -------------
Operating revenues                                                                                   -

Value-added taxes                                                                                    -
                                                                                         -------------
Net operating revenues                                                                               -
                                                                                         -------------
Cost of products and services                                                                        -

Gross profit                                                                                         -

Gain on investments accounted for by the equity method                                          29,051

Operating income (expenses)
  Selling                                                                                            -
  Administrative                                                                                     -
  Financial expenses                                                                                 -
  Financial income                                                                                   -
  Other operating expenses, net                                                                      -
                                                                                         -------------
                                                                                                     -
                                                                                         -------------
Net income for the period                                                                       29,051
                                                                                         =============
Number of shares outstanding at the end of the period (in thousands)                         1,278,180
                                                                                         =============
Net earnings per share outstanding at the end of the period (R$)                                0.0227
                                                                                         =============

7.12- Information About RDE (Unaudited)

Statement of Income                                                              In thousands of reais
------------------------------------------------------------------------------------------------------

                                                                              03/31/02        03/31/01
                                                                          ------------    ------------
Operating revenues                                                                   -           1,846

Value-added taxes                                                                    -               -
                                                                          ------------    ------------
Net operating revenues                                                               -           1,846
                                                                          ------------    ------------
Cost of products and services                                                        -               -
                                                                          ------------    ------------
Gross profit                                                                         -           1,846

Gain on investments accounted for by the equity method                          91,780          71,858

Operating income (expenses)
  Selling                                                                            -               -
  Administrative                                                                     -               -
  Financial expenses                                                                 -               -
  Financial income                                                                   -               -
  Other operating expenses, net                                                      -               -
                                                                          ------------    ------------
                                                                                     -               -
                                                                          ------------    ------------
Operating profit                                                                91,780          73,704
  Non operating income (expenses), net                                               -               -
                                                                          ------------    ------------
Income before income tax and social contribution                                91,780          73,704
  Income tax and social contribution                                                 -               -
                                                                          ------------    ------------
Net income for the period                                                       91,780          73,704
                                                                          ============    ============
Number of shares outstanding at the end of the period (in thousands)             1,000           1,000
                                                                          ============    ============
Net earnings per share outstanding at the end of the period (R$)               91.7800         73.7040
                                                                          ============    ============


38                                   CVRD

------------------------------------------------------------------------------------------------------------------------------------
                                                            P A R T III
------------------------------------------------------------------------------------------------------------------------------------
8- EQUITY INVESTEE INFORMATION

 8.1 - Aluminum Area - ALBRAS (Adjusted and Non-Audited)                                                                Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd       3rd        4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------
Quantity sold - external
  market                   MT (thousand)      84       -       -       -       84        87        88        76        66       317
Quantity sold - internal
  market                   MT (thousand)       4       -       -       -        4         3         4         4         4        15
                                        --------------------------------------------------------------------------------------------
Quantity sold - total      MT (thousand)      88       -       -       -       88        90        92        80        70       332
                                        ===========================================================================================
Average sales price -
  external market                US$    1,318.33       -       -       - 1,318.33  1,530.02  1,468.13  1,387.58  1,279.75  1,426.64
Average sales price -
  internal market                US$    1,352.12       -       -       - 1,352.12  1,606.92  1,528.21  1456.,51  1,330.54  1,477.68
Average sales price -
  total                          US$    1,319.81       -       -       - 1,319.81  1,532.90  1,470.68  1,390.89  1,282.77  1,428.99

Long-term indebtedness,
  gross                          US$     524,095       -       -       -  524,095   527,685   496,058   496,941   450,400   450,400
Short-term indebtedness,
  gross                          US$      72,938       -       -       -   72,938   176,879   167,370   137,258   183,017   183,017
                                        --------------------------------------------------------------------------------------------
Total indebtedness, gross        US$     597,033       -       -       -  597,033   704,564   663,428   634,199   633,417   633,417
                                        ===========================================================================================
Long-term indebtedness,
  net                            US$     524,095       -       -       -  524,095   527,685   496,058   496,941   450,400   450,400
Short-term indebtedness,
  net                            US$      30,082       -       -       -   30,082   130,373   126,931    95,074   140,569   140,569
                                        --------------------------------------------------------------------------------------------
Total indebtedness, net          US$     554,177       -       -       -  554,177   658,058   622,989   592,015   590,969   590,969
                                        ===========================================================================================
Stockholders' equity              R$     299,202       -       -       -  299,202   189,460   198,660     2,854   223,256   223,256
                                        ===========================================================================================
Net operating revenues            R$     273,853       -       -       -  273,853   277,094   307,826   278,080   231,638 1,094,638
Cost of products                  R$    (170,834)      -       -       - (170,834) (161,707) (176,460) (161,136) (147,148) (646,451)
Other expenses/revenues           R$     (12,562)      -       -       -  (12,562)  (12,828)   (9,735)  (43,619)  (12,542)  (78,724)
Depreciation, amortization
  and depletion                   R$      15,555       -       -       -   15,555    19,149    15,091    15,417   18,539     68,196
                                        --------------------------------------------------------------------------------------------
EBITDA ------------------------>  R$     106,012       -       -       -  106,012   121,708   136,722    88,742   90,487    437,659
Depreciation, amortization
  and depletion                   R$     (15,555)      -       -       -  (15,555)  (19,149)  (15,091)  (15,417) (18,539)   (68,196)
                                        --------------------------------------------------------------------------------------------
EBIT -------------------------->  R$      90,457       -       -       -   90,457   102,559   121,631    73,325   71,948    369,463
Non-operating result              R$        (746)      -       -       -     (746)      582     (406)    (1,157)  23,285     22,304
Net financial result              R$     (11,141)      -       -       -  (11,141) (119,075) (114,009) (251,524) 221,785   (262,823)
                                        --------------------------------------------------------------------------------------------
Income before income tax
  and social contribution         R$      78,570       -       -       -   78,570   (15,934)    7,216  (179,356) 317,018    128,944
Income tax and social
  contribution                    R$      (2,627)      -       -       -   (2,627)   14,467     1,982   (16,449) (96,706)   (96,706)
                                        --------------------------------------------------------------------------------------------
Net income                        R$      75,943       -       -       -   75,943    (1,467)    9,198  (195,805) 220,312     32,238
------------------------------------------------------------------------------------------------------------------------------------

                                                                CVRD                                                              39

 8.2 - Aluminum Area - ALUNORTE (Adjusted and Non-Audited)                                                              Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external   MT (thousand)
  market                                     222       -       -       -      222        170      212      205        232       819
Quantity sold - internal   MT (thousand)
  market                                     205       -       -       -      205        193      195      160        173       721
                                        -------------------------------------------------------------------------------------------
Quantity sold - total      MT (thousand)     427       -       -       -      427        363      407      365        405     1,540
                                        ===========================================================================================
Average sales price -
  external market                US$      148.20       -       -       -   148.20     195.23   189.14   181.98     156.88    179.47
Average sales price -
  internal market                US$      175.94       -       -       -   175.94     202.01   195.80   188.73     181.10    192.36
Average sales price -
  total                          US$      161.55       -       -       -   161.55     198.83   192.33   184.94     167.23    185.51
Long-term indebtedness,
  gross                          US$     455,061       -       -       -  455,061    434,772  424,815  429,162    425,221   425,221
Short-term indebtedness,
  gross                          US$           -       -       -       -        -     43,410   47,102   20,186     45,940    45,940
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross        US$     455,061       -       -       -  455,061    478,182  471,917  449,348    471,161   471,161
                                        ===========================================================================================
Long-term indebtedness,
  net                            US$     455,061       -       -       -  455,061    405,254  394,715  429,162    425,221   425,221
Short-term indebtedness,
  net                            US$    (60,110)       -       -       -  (60,110)         -        -        -          -         -
                                        -------------------------------------------------------------------------------------------
Total indebtedness, net          US$    394,951        -       -       -  394,951    405,254  394,715  429,162    425,221   425,221
                                        ===========================================================================================
Stockholders' equity              R$    573,946        -       -       -  573,946    433,497  417,974  334,924    526,231   526,231
                                        ===========================================================================================
Net operating revenues            R$    164,875        -       -       -  164,875    149,709  188,075  177,200    171,700   686,684
Cost of products                  R$   (135,765)       -       -       - (135,765)  (106,856)(128,775)(122,317)  (139,731) (497,679)
Other expenses/revenues           R$     (7,377)       -       -       -   (7,377)    (4,729)  (6,886)  (3,869)    (7,857)  (23,341)
Depreciation, amortization
  and depletion                   R$     12,802        -       -       -   12,802     12,904   12,861   12,773     12,927    51,465
                                        -------------------------------------------------------------------------------------------
EBITDA ------------------------>  R$     34,535        -       -       -   34,535     51,028   65,275   63,787     37,039   217,129
Depreciation, amortization
  and depletion                   R$    (12,802)       -       -       -  (12,802)   (12,904) (12,861) (12,773)   (12,927)  (51,465)
                                        -------------------------------------------------------------------------------------------
EBIT -------------------------->  R$     21,733        -       -       -   21,733     38,124   52,414   51,014     24,112   165,664
Non-operating result              R$         (4)       -       -       -       (4)       749     (721)     104         31       163
Net financial result              R$    (10,936)       -       -       -  (10,936)   (97,766) (75,812)(156,652)   126,209  (204,021)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution         R$      10,793       -       -       -   10,793    (58,893) (24,119)(105,534)   150,352   (38,194)
Income tax and social
  contribution                    R$       (726)       -       -       -     (726)    15,653    7,153  (22,808)   (11,305)  (11,307)
                                        -------------------------------------------------------------------------------------------
Net income                        R$     10,067        -       -       -   10,067    (43,240) (16,966)(128,342)   139,047   (49,501)
------------------------------------------------------------------------------------------------------------------------------------

40                                                                CVRD

8.3 - Aluminum Area - ALUVALE (Adjusted and Non-Audited)                                                                Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                     MT (thousand)     -       -       -       -        -          -        -        -          -         -
Quantity sold - internal
  market                     MT (thousand)     -       -       -       -        -          -        -        7          9        16
                                        -------------------------------------------------------------------------------------------
Quantity sold - total        MT (thousand)     -       -       -       -        -          -        -        7          9        16
                                        ===========================================================================================
Average sales price -
  external market                 US$          -       -       -       -        -          -        -        -          -         -
Average sales price -
  internal market                 US$          -       -       -       -        -          -        - 1,966.10   1,748.02  1,843.43
Average sales price - total       US$          -       -       -       -        -          -        - 1,966.10   1,748.02  1,843.43

Short-term indebtedness,
  gross                           US$          -       -       -       -        -        310      259        -          -         -
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross         US$          -       -       -       -        -        310      259        -          -         -
                                        ===========================================================================================
Stockholders' equity              R$     891,456       -       -       -  891,456    724,927  754,707  627,385    826,533   826,533
                                        ===========================================================================================
Net operating revenues            R$         288       -       -       -      288        323      438      599        507     1,867
Cost of products                  R$         (22)      -       -       -      (22)         -        -      (15)       (34)      (49)
Other expenses/revenues           R$       4,571       -       -       -    4,571      3,650      315    2,547      4,824    11,336
Depreciation, amortization
  and depletion                   R$           -       -       -       -        -          8        9        9          9        35
                                        -------------------------------------------------------------------------------------------
EBITDA ------------------------>  R$       4,837       -       -       -    4,837      3,981      762    3,140      5,306    13,189
Depreciation, amortization
  and depletion                   R$           -       -       -       -        -         (8)      (9)      (9)        (9)      (35)
                                        -------------------------------------------------------------------------------------------
EBIT -------------------------->  R$       4,837       -       -       -    4,837      3,973      753    3,131      5,297    13,154
Gain on investments
  accounted for by the
  equity method                   R$      57,892       -       -       -   57,892     (2,165)  27,928 (132,056)   222,617   116,324
Net financial result              R$       4,917       -       -       -    4,917      3,155    3,916    4,293      4,557    15,921
                                        -------------------------------------------------------------------------------------------
Income before income tax and
  social contribution             R$      67,646       -       -       -   67,646      4,963   32,597 (124,632)   232,471   145,399
Income tax and social
  contribution                    R$      (2,723)      -       -       -   (2,723)     3,870   (2,818)  (2,689)     2,211       574
                                        -------------------------------------------------------------------------------------------
Net income                        R$      64,923       -       -       -   64,923      8,833   29,779 (127,321)   234,682   145,973
------------------------------------------------------------------------------------------------------------------------------------

                                                                CVRD                                                              41

8.4 - Aluminum Area - MRN (Adjusted and Non-Audited)                                                                    Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
   market                   MT (thousand)    485       -       -       -      485        581      886      954         992    3,413
Quantity sold - internal
  market                    MT (thousand)  1,296       -       -       -    1,296      1,604    1,946    1,806       2,183    7,539
                                        -------------------------------------------------------------------------------------------
Quantity sold - total       MT (thousand)  1,781       -       -       -    1,781      2,185    2,832    2,760       3,175   10,952
                                        ===========================================================================================
Average sales price -
  external market             US$          20.56       -       -       -    20.56      22.70    21.99    22.16       22.32    22.27
Average sales price -
  internal market             US$          19.39       -       -       -    19.39      20.08    20.16    20.37       21.00    20.36
Average sales price - total   US$          19.46       -       -       -    19.46      21.39    21.08    20.99       21.67    20.95

Long-term indebtedness,
  gross                       US$         95,892       -       -       -   95,892        700        -    7,929      22,038   22,038
Short-term indebtedness,
  gross                       US$         14,436       -       -       -   14,436      1,456    1,400   11,594         706      706
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross     US$        110,328       -       -       -  110,328      2,156    1,400   19,523      22,744   22,744
                                        ===========================================================================================
Stockholders' equity          R$         594,895       -       -       -  594,895    522,722  577,587  544,062     605,387  605,387
                                        ===========================================================================================
Net operating revenues        R$          76,448       -       -       -   76,448     86,629  124,021  139,255     154,020  503,925
Cost of products              R$         (39,697)      -       -       -  (39,697)   (38,030) (58,247) (59,943)    (65,360)(221,580)
Other expenses/revenues       R$            (569)      -       -       -     (569)    (2,192)  (2,172)  (2,075)     (2,204)  (8,643)
Depreciation, amortization
  and depletion               R$             304       -       -       -      304     11,199   11,244   10,520      12,534   45,497
                                        -------------------------------------------------------------------------------------------
EBITDA -------------------->  R$          36,486       -       -       -   36,486     57,606   74,846   87,757      98,990  319,199
Depreciation, amortization
  and depletion               R$            (304)      -       -       -     (304)   (11,199) (11,244) (10,520)    (12,534) (45,497)
                                        -------------------------------------------------------------------------------------------
EBIT ---------------------->  R$          36,182       -       -       -   36,182     46,407   63,602   77,237      86,456  273,702
Gain on investments accounted
  for by the equity method    R$          (3,403)      -       -       -   (3,403)    (5,540)  (2,050) (10,763)     16,868   (1,485)
Non-operating result          R$             (13)      -       -       -      (13)       (79)      82      133         (18)     118
Net financial result          R$          (1,804)      -       -       -   (1,804)       225   (1,895)  (2,541)     (3,574)  (7,785)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution     R$          30,962       -       -       -   30,962     41,013   59,739   64,066      99,732  264,550
Income tax and social
  contribution                R$          (6,522)      -       -       -   (6,522)    (3,845)  (4,875) (11,692)        237  (20,175)
                                        -------------------------------------------------------------------------------------------
Net income                    R$          24,440       -       -       -   24,440     37,168   54,864   52,374      99,969  244,375
------------------------------------------------------------------------------------------------------------------------------------

42                                                                CVRD

8.5 - Aluminum Area - VALESUL (Adjusted and Non-Audited)                                                                Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                     MT (thousand)     9       -       -       -        9          2        9        7           5       23
Quantity sold - internal
  market                     MT (thousand)    12       -       -       -       12         14       17       11          11       53
                                        -------------------------------------------------------------------------------------------
Quantity sold - total        MT (thousand)    21       -       -       -       21         16       26       18          16       76
                                        ===========================================================================================
Average sales price -
  external market               US$     1,467.44       -       -       - 1,467.44   1,733.37 1,585.14 1,554.56    1,490.00 1,590.39
Average sales price -
  internal market               US$     1,906.21       -       -       - 1,906.21   2,155.46 2,047.69 1,934.35    1,887.58 2,054.36
Average sales price -
  total                         US$     1,720.97       -       -       - 1,720.97   2,107.06 1,882.41 1,784.68    1,757.16 1,916.59

Long-term indebtedness,
  gross                         US$        1,868       -       -       -    1,868      2,568    2,273    2,598       2,002    2,002
Short-term indebtedness,
  gross                         US$          685       -       -       -      685     33,619    9,700      939       1,412    1,412
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross       US$        2,553       -       -       -    2,553     36,187   11,973    3,537       3,414    3,414
                                        ===========================================================================================
Long-term indebtedness, net     US$        1,868       -       -       -    1,868      2,568    2,273    2,598       2,002    2,002
Short-term indebtedness, net    US$          668       -       -       -      668     33,174    1,949        -       1,394    1,394
                                        -------------------------------------------------------------------------------------------
Total indebtedness, net         US$        2,536       -       -       -    2,536     35,742    4,222    2,598       3,396    3,396
                                        ===========================================================================================
Stockholders' equity            R$       231,170       -       -       -  231,170    190,016  205,881  218,141     224,900  224,900
                                        ===========================================================================================
Net operating revenues          R$        77,727       -       -       -   77,727     59,652   98,954   77,239      66,811  302,656
Cost of products                R$       (63,576)      -       -       -  (63,576)   (40,859) (68,267) (54,855)    (49,928)(213,909)
Other expenses/revenues         R$        (3,223)      -       -       -   (3,223)    (5,104) (11,433)   1,814      (5,956) (20,679)
Depreciation, amortization
  and depletion                 R$         3,332       -       -       -    3,332      3,510    3,027    3,912       3,307   13,756
                                        -------------------------------------------------------------------------------------------
EBITDA -----------------------> R$        14,260       -       -       -   14,260     17,199   22,281   28,110      14,234   81,824
Depreciation, amortization
  and depletion                 R$        (3,332)      -       -       -   (3,332)    (3,510)  (3,027)  (3,912)     (3,307) (13,756)
                                        -------------------------------------------------------------------------------------------
EBIT ------------------------>  R$        10,928       -       -       -   10,928     13,689   19,254   24,198      10,927   68,068
Non-operating result            R$            55       -       -       -       55         49   (1,392)      13        (194)  (1,524)
Net financial result            R$          (597)      -       -       -     (597)    (3,079)   3,513   (8,500)     (1,087)  (9,153)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution       R$        10,386       -       -       -   10,386     10,659   21,375   15,711       9,646   57,391
Income tax and social
  contribution                  R$        (4,122)      -       -       -   (4,122)    (2,597)  (5,510)  (3,451)     (2,887) (14,445)
                                        -------------------------------------------------------------------------------------------
Net income                      R$         6,264       -       -       -    6,264      8,062   15,865   12,260       6,759   42,946
------------------------------------------------------------------------------------------------------------------------------------

                                                                CVRD                                                              43

8.6 - Pelletizing Affiliates - HISPANOBRAS (Adjusted and Non-Audited)                                                  Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                 MT (thousand)       487       -       -       -      487        312      336      422         148    1,218
Quantity sold - internal
  market - CVRD          MT (thousand)       420       -       -       -      420        520      560      460         850    2,390
                                        -------------------------------------------------------------------------------------------
Quantity sold - total    MT (thousand)       907       -       -       -      907        832      896      882         998    3,608
                                        ===========================================================================================
Average sales price -
  external market           US$            31.33       -       -       -    31.33      30.80    30.79    32.84       31.46    31.44
Average sales price -
  internal market           US$            31.43       -       -       -    31.43      30.57    31.55    32.44       31.05    31.41
Average sales price -
  total                     US$            31.38       -       -       -    31.38      30.65    31.26    32.64       31.12    31.42
                                        -------------------------------------------------------------------------------------------
Stockholders' equity        R$            85,476       -       -       -   85,476     73,036   76,910   85,853      80,461   80,461
                                        ===========================================================================================
Net operating revenues      R$            67,353       -       -       -   67,353     52,089   64,459   73,261      78,924  268,733
Cost of products            R$           (57,628)      -       -       -  (57,628)   (44,565) (53,537) (60,310)    (64,358)(222,770)
Other expenses/revenues     R$              (737)      -       -       -     (737)      (502)    (487)   1,274      (2,620)  (2,335)
Depreciation, amortization
  and depletion             R$             2,458       -       -       -    2,458      2,377    2,378    2,376       2,437    9,568
                                        -------------------------------------------------------------------------------------------
EBITDA ----------------->   R$            11,446       -       -       -   11,446      9,399   12,813   16,601      14,383   53,196
Depreciation, amortization
  and depletion             R$            (2,458)      -       -       -   (2,458)    (2,377)  (2,378)  (2,376)     (2,437)  (9,568)
                                        -------------------------------------------------------------------------------------------
EBIT ------------------->   R$             8,988       -       -       -    8,988      7,022   10,435   14,225      11,946   43,628
Non-operating result        R$            (1,465)      -       -       -   (1,465)    (1,471)  (2,537)  (2,622)     (3,135)  (9,765)
Net financial result        R$               854       -       -       -      854      2,460      833    4,127      (5,038)   2,382
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution   R$             8,377       -       -       -    8,377      8,011    8,731   15,730       3,773   36,245
Income tax and social
  contribution              R$            (3,362)      -       -       -   (3,362)    (2,161)  (3,419)  (5,347)         62  (10,865)
                                        -------------------------------------------------------------------------------------------
Net income                  R$             5,015       -       -       -    5,015      5,850    5,312   10,383       3,835   25,380
------------------------------------------------------------------------------------------------------------------------------------

44                                                                CVRD

8.7 - Pelletizing Affiliates - ITABRASCO (Adjusted and Non-Audited)                                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                 MT (thousand)       644       -       -       -      644        497      579      471         700    2,247
Quantity sold - internal
  market - CVRD          MT (thousand)       233       -       -       -      233        278      196      271         295    1,040
                                        -------------------------------------------------------------------------------------------
Quantity sold - total    MT (thousand)       877       -       -       -      877        775      775      742         995    3,287
                                        ===========================================================================================
Average sales price -
  external market           US$            31.16       -       -       -    31.16      31.13    31.96    31.80       31.67    31.63
Average sales price -
  internal market           US$            31.90       -       -       -    31.90      31.29    32.66    31.50       32.44    31.93
Average sales price -
  total                     US$            31.35       -       -       -    31.35      31.19    31.62    31.69       31.90    31.72

Long-term indebtedness,
  gross                     US$                -       -       -       -        -          -        -        -           -        -
Short-term indebtedness,
  gross                     US$           18,023       -       -       -   18,023        503        -      407         522      522
                                        -------------------------------------------------------------------------------------------
Total indebtedness,
  gross                     US$           18,023       -       -       -   18,023        503        -      407         552      522
                                        ===========================================================================================
Stockholders' equity        R$            60,230       -       -       -   60,230     46,768   65,160   68,571      58,164   58,164
                                        ===========================================================================================
Net operating revenues      R$            65,575       -       -       -   65,575     48,950   56,985   59,432      80,318  245,685
Cost of products            R$           (56,551)      -       -       -  (56,551)   (45,783) (44,756) (52,288)    (59,804)(202,631)
Other expenses/revenues     R$            (1,020)      -       -       -   (1,020)    (1,086)  (1,379)   2,177      (4,673)  (4,961)
Depreciation, amortization
  and depletion             R$               327       -       -       -      327        288      309      338         363    1,298
                                        -------------------------------------------------------------------------------------------
EBITDA ------------------>  R$             8,331       -       -       -    8,331      2,369   11,159    9,659      16,204   39,391
Depreciation, amortization
  and depletion             R$              (327)      -       -       -     (327)      (288)    (309)    (338)       (363)  (1,298)
                                        -------------------------------------------------------------------------------------------
EBIT -------------------->  R$             8,004       -       -       -    8,004      2,081   10,850    9,321      15,841   38,093
Non-operating result        R$            (2,494)      -       -       -   (2,494)       (12)   6,437       15      (8,246)  (1,806)
Net financial result        R$              (637)      -       -       -     (637)     2,770    1,808    2,369      (5,604)   1,343
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution   R$             4,873       -       -       -    4,873      4,839   19,095   11,705       1,991   37,630
Income tax and social
  contribution              R$            (2,412)      -       -       -   (2,412)    (3,288)    (707)  (7,231)      2,419   (8,807)
                                        -------------------------------------------------------------------------------------------
Net income                  R$             2,461       -       -       -    2,461      1,551   18,388    4,474       4,410   28,823
------------------------------------------------------------------------------------------------------------------------------------

                                                                CVRD                                                              45

8.8 - Pelletizing Affiliates - KOBRASCO (Adjusted and Non-Audited)                                                      Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                   MT (thousand)     436       -       -       -      436        561      523      493         558    2,135
Quantity sold - internal
  market - CVRD            MT (thousand)     420       -       -       -      420        420      489      630         510    2,049
Quantity sold - internal
  market - Others                              -       -       -       -        -          -        -        -           -        -
                                        -------------------------------------------------------------------------------------------
Quantity sold - total      MT (thousand)     856       -       -       -      856        981    1,012    1,123       1,068    4,184
                                        ===========================================================================================
Average sales price -
  external market            US$           31.31       -       -       -    31.31      30.04    31.38    33.26       30.80    30.56
Average sales price -
  internal market            US$           32.08       -       -       -    32.08      31.80    31.29       30       31.64    31.32
Average sales price - total  US$           31.69       -       -       -    31.69      30.79    31.34    31.19       31.20    30.93

Long-term indebtedness,
  gross                      US$         149,583       -       -       -  149,583    128,282  128,006  128,915     128,797  128,797
Short-term indebtedness,
  gross                      US$               -       -       -       -        -          -        -        -           -        -
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross    US$         149,583       -       -       -  149,583    128,282  128,006  128,915     128,797  128,797
                                        ===========================================================================================
Long-term indebtedness, net  US$         149,583       -       -       -  149,583    128,282  128,006  128,915     128,797  128,797
Short-term indebtedness, net US$               -       -       -       -        -          -        -        -           -        -
                                        -------------------------------------------------------------------------------------------
Total indebtedness, net      US$         149,583       -       -       -  149,583    128,282  128,006  128,915     128,797  128,797
                                        ===========================================================================================
Stockholders' equity         R$           16,608       -       -       -   16,608     39,224   32,574  (39,435)     13,560   13,560
                                        ===========================================================================================
Net operating revenues       R$           63,984       -       -       -   63,984     61,210   70,414   90,720      84,647  306,991
Cost of products             R$          (50,027)      -       -       -  (50,027)   (46,868) (56,123) (68,213)    (66,792)(237,996)
Other expenses/revenues      R$           (1,109)      -       -       -   (1,109)      (734)    (755)    (781)       (695)  (2,965)
Depreciation, amortization
  and depletion              R$            2,248       -       -       -    2,248      2,225    2,226    2,221       2,260    8,932
                                        -------------------------------------------------------------------------------------------
EBITDA ------------------->  R$           15,096       -       -       -   15,096     15,833   15,762   23,947      19,420   74,962
Depreciation, amortization
  and depletion              R$           (2,248)      -       -       -   (2,248)    (2,225)  (2,226)  (2,221)     (2,260)  (8,932)
                                        -------------------------------------------------------------------------------------------
EBIT --------------------->  R$           12,848       -       -       -   12,848     13,608   13,536   21,726      17,160   66,030
Other expenses - non cash    R$           (2,984)      -       -       -   (2,984)         -        -  (52,000)     14,086  (37,914)
Gain on investments accounted
  for by the equity method   R$               57       -       -       -       57        316      229     (545)        618      618
Non-operating result         R$               31       -       -       -       31         12      (46)     126         (39)      53
Net financial result         R$           (3,811)      -       -       -   (3,811)   (32,118) (23,780) (51,598)     41,253  (66,243)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution    R$            6,141       -       -       -    6,141    (18,182) (10,061) (82,291)     73,078  (37,456)
Income tax and social
  contribution               R$           (3,093)      -       -       -   (3,093)     6,198    3,411   10,281     (20,072)    (182)
                                        -------------------------------------------------------------------------------------------
Net income                   R$            3,048       -       -       -    3,048    (11,984)  (6,650) (72,010)     53,006  (37,638)
------------------------------------------------------------------------------------------------------------------------------------

46                                                                CVRD

8.9 - Pelletizing Affiliates - NIBRASCO (Adjusted and Non-Audited)                                                      Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                 MT (thousand)       407       -       -       -      407        806      559      514         432    2,311
Quantity sold - internal
  market - CVRD          MT (thousand)       584       -       -       -      584      1,169    1,572      929         871    4,541
Quantity sold - internal
  market - Others        MT (thousand)         9       -       -       -        9         35       38        -          68      141
                                        -------------------------------------------------------------------------------------------
Quantity sold - total    MT (thousand)     1,000       -       -       -    1,000      2,010    2,169    1,443       1,371    6,993
                                        ===========================================================================================
Average sales price -
  external market             US$          30.25       -       -       -    30.25      30.16    30.00    30.48       30.10    30.20
Average sales price -
  internal market             US$          30.49       -       -       -    30.49         30       31       29          27    29.70
Average sales price - total   US$          30.39       -       -       -    30.39      30.31    31.00    29.22       27.90    29.80

Long-term indebtedness,
  gross                       US$          3,600       -       -       -    3,600      6,000    4,800    4,800       3,600    3,600
Short-term indebtedness,
  gross                       US$          2,484       -       -       -    2,484      2,619    2,400    2,505       2,400    2,400
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross     US$          6,084       -       -       -    6,084      8,619    7,200    7,305       6,000    6,000
                                        ===========================================================================================
Stockholders' equity          R$          78,682       -       -       -   78,682    122,313  113,062   79,058      82,945   82,945
                                        ===========================================================================================
Net operating revenues        R$          70,936       -       -       -   70,936    122,876  151,327  109,356      98,864  482,423
Cost of products              R$         (70,397)      -       -       -  (70,397)  (107,077)(125,975)(102,174)    (87,913)(423,139)
Other expenses/revenues       R$             144       -       -       -      144    (10,534)  (8,049)  12,922       1,747   (3,914)
Depreciation, amortization
  and depletion               R$           4,217       -       -       -    4,217      4,086    4,086    4,128       4,130   16,430
                                        -------------------------------------------------------------------------------------------
EBITDA -------------------->  R$           4,900       -       -       -    4,900      9,351   21,389   24,232      16,828   71,800
Depreciation, amortization
  and depletion               R$          (4,217)      -       -       -   (4,217)    (4,086)  (4,086)  (4,128)     (4,130) (16,430)
                                        -------------------------------------------------------------------------------------------
EBIT ---------------------->  R$             683       -       -       -      683      5,265   17,303   20,104      12,698   55,370
Other expenses - non cash     R$          (2,548)      -       -       -   (2,548)         -        -  (42,000)     (2,960) (44,960)
Net financial result          R$          (2,463)      -       -       -   (2,463)       902      679   (8,420)        (41)  (6,880)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution     R$          (4,328)      -       -       -   (4,328)     6,167   17,982  (30,316)      9,697    3,530
Income tax and social
  contribution                R$              66       -       -       -       66     (3,172)  (4,734)  (3,688)     (2,851) (14,445)
                                        -------------------------------------------------------------------------------------------
Net income                    R$          (4,262)      -       -       -   (4,262)     2,995   13,248  (34,004)      6,846  (10,915)
------------------------------------------------------------------------------------------------------------------------------------

                                                                CVRD                                                              47

8.10 - Pelletizing Affiliates - SAMARCO (Adjusted and Non-Audited)                                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - total       MT (thousand)  3,301       -       -       -    3,301      3,399    2,919    2,312       2,571   11,201
                                        ===========================================================================================
Average sales price - total   US$          28.48       -       -       -    28.48      28.83    30.00    29.44       29.55    29.70

Long-term indebtedness,
  gross                       US$         92,788       -       -       -   92,788    166,257  132,655  119,394     109,691  109,691
Short-term indebtedness,
  gross                       US$        169,170       -       -       -  169,170    188,795  164,003  158,204     171,223  171,223
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross     US$        261,958       -       -       -  261,958    355,052  296,658  277,598     280,914  280,914
                                        ===========================================================================================
Long-term indebtedness, net   US$         92,788       -       -       -   92,788    126,810  132,655  119,394     109,691  109,691
Short-term indebtedness, net  US$        154,260       -       -       -  154,260    170,389  142,181  139,989     166,703  166,703
                                        -------------------------------------------------------------------------------------------
Total indebtedness, net       US$        247,048       -       -       -  247,048    297,199  274,836  259,383     276,394  276,394
                                        ===========================================================================================
Stockholders' equity          R$         510,038       -       -       -  510,038    418,290  447,693  399,275     451,942  451,942
                                        ===========================================================================================
Net operating revenues        R$         212,909       -       -       -  212,909    197,904  190,671  166,905     208,039  763,519
Cost of products              R$        (108,837)      -       -       - (108,837)   (95,771) (80,978) (73,499)   (102,700)(352,948)
Other expenses/revenues       R$         (18,632)      -       -       -  (18,632)   (18,514) (19,602) (12,796)    (16,464) (67,376)
Depreciation, amortization
  and depletion               R$           7,745       -       -       -    7,745      9,268    8,113    5,793       2,503   25,677
                                        -------------------------------------------------------------------------------------------
EBITDA -------------------->  R$          93,185       -       -       -   93,185     92,887   98,204   86,403      91,378  368,872
Depreciation, amortization
  and depletion               R$          (7,745)      -       -       -   (7,745)    (9,268)  (8,113)  (5,793)     (2,503) (25,677)
                                        -------------------------------------------------------------------------------------------
EBIT ---------------------->  R$          85,440       -       -       -   85,440     83,619   90,091   80,610      88,875  343,195
Other expenses/revenues -
  non cash                    R$          (1,815)      -       -       -   (1,815)    (5,275)  (2,993)  (4,433)    (19,675) (32,376)
Gain on investments accounted
  for by the equity method    R$           2,213       -       -       -    2,213     (3,570)  (4,541)  (9,266)     16,582     (795)
Non-operating result          R$              50       -       -       -       50          -       16  (19,440)       (461) (19,885)
Net financial result          R$         (15,237)      -       -       -  (15,237)   (63,754) (45,453) (97,984)     50,563 (156,628)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution     R$          70,651       -       -       -   70,651     11,020   37,120  (50,513)    135,884  133,511
Income tax and social
  contribution                R$         (12,555)      -       -       -  (12,555)    (3,324)  (7,657)   2,093     (18,503) (27,391)
                                        -------------------------------------------------------------------------------------------
Net income                    R$          58,096       -       -       -   58,096      7,696   29,463  (48,420)    117,381  106,120
------------------------------------------------------------------------------------------------------------------------------------

48                                                                CVRD

8.11 - Iron Ore Area - FERTECO (Adjusted and Non-Audited)                                                               Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                           (*)                                         (*)
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                   MT (thousand)   2,470       -       -       -    2,470          -    3,955    3,556       3,653   11,164
Quantity sold - internal
  market                   MT (thousand)     789       -       -       -      789          -      598      455         699    1,752
                                        -------------------------------------------------------------------------------------------
Quantity sold - total      MT (thousand)   3,259       -       -       -    3,259          -    4,553    4,011       4,352   12,916
                                        ===========================================================================================
Average sales price -
  external market              US$         16.91       -       -       -    16.91          -    16.50    17.50       18.43    17.05
Average sales price -
  internal market              US$         12.98       -       -       -    12.98          -     5.35    14.72        8.79     9.40
Average sales price - total    US$         15.96       -       -       -    15.96          -    15.16    17.18       16.83    16.11

Long-term indebtedness, gross  US$        94,359       -       -       -   94,359          -  101,394  103,737      95,887   95,887
Short-term indebtedness, gross US$        55,244       -       -       -   55,244          -   86,257   72,200      52,696   52,696
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross      US$       149,603       -       -       -  149,603          -  187,651  175,937     148,583  148,583
                                        ===========================================================================================
Long-term indebtedness, net    US$        94,359       -       -       -   94,359          -  101,394  103,737      94,576   94,576
Short-term indebtedness, net   US$        27,626       -       -       -   27,626          -   85,250   71,620      51,650   51,650
                                        -------------------------------------------------------------------------------------------
Total indebtedness, net        US$       121,985       -       -       -  121,985          -  186,644  175,357     146,226  146,226
                                        ===========================================================================================
Stockholders' equity           R$        215,058       -       -       -  215,058          -  225,625  204,610     193,506  193,506
                                        ===========================================================================================
Net operating revenues         R$        126,846       -       -       -  126,846          -  158,518  170,286     187,051  515,855
Cost of products               R$        (85,388)      -       -       -  (85,388)         - (121,815)(126,972)   (138,794)(387,581)
Other expenses/revenues        R$          2,894       -       -       -    2,894          -    5,315  (14,355)      4,756   (4,284)
Depreciation, amortization
  and depletion                R$          7,273       -       -       -    7,273          -    2,235    3,375       3,794    9,404
                                        -------------------------------------------------------------------------------------------
EBITDA --------------------->  R$         51,625       -       -       -   51,625          -   44,253   32,334      56,807  133,394
Depreciation, amortization
  and depletion                R$         (7,273)      -       -       -   (7,273)         -   (2,235)  (3,375)     (3,794)  (9,404)
                                        -------------------------------------------------------------------------------------------
EBIT ----------------------->  R$         44,352       -       -       -   44,352          -   42,018   28,959      53,013  123,990
Gain on investments accounted
  for by the equity method     R$              9       -       -       -        9          -      286   (5,400)        315   (4,799)
Non-operating result           R$           (216)      -       -       -     (216)         -     (107) (12,281)     12,012     (376)
Net financial result           R$         (4,575)      -       -       -   (4,575)         -  (19,170) (44,417)     (7,068) (70,655)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution      R$         39,570       -       -       -   39,570          -   23,027  (33,139)     58,272   48,160
Income tax and social
  contribution                 R$        (10,519)      -       -       - (10,519)          -   (5,223)  12,268        (124)   6,921
                                        -------------------------------------------------------------------------------------------
Net income                     R$         29,051       -       -       -   29,051          -   17,804  (20,871)     58,148   55,081


                                                                CVRD                                                             49

8.12 - Manganese and Ferro Alloys Area - SIBRA (Adjusted and Non-Audited)                                               Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market - ferro alloy     MT (thousand)      10       -       -       -       10         10        9        7          10       36
Quantity sold - internal
  market - ferro alloy     MT (thousand)      19       -       -       -       19         15       15       14          81      125
                                        -------------------------------------------------------------------------------------------
Quantity sold - total      MT (thousand)      29       -       -       -       29         25       24       21          91      161
                                        ===========================================================================================
Quantity sold - external
  market - manganese       MT (thousand)     242       -       -       -      242        189      337      284         288    1,098
Quantity sold - internal
  market - manganese       MT (thousand)      36       -       -       -       36         22        2       22          26       72
                                        -------------------------------------------------------------------------------------------
Quantity sold - total      MT (thousand)     278       -       -       -      278        211      339      306         314    1,170
                                        ===========================================================================================
Average sales price -
  external market - ferro
  alloy                       US$         465.60       -       -       -   465.60     650.08   570.11   542.65      475.42   519.40
Average sales price -
  internal market - ferro
  alloy                       US$         434.86       -       -       -   434.86     538.29   441.24   422.62      236.53   196.92
Average sales price - total   US$         445.67       -       -       -   445.67     582.53   489.44   460.70      314.01   267.67

Average sales price -
  external market - manganese US$          52.99       -       -       -    52.99      39.41    45.61    47.71       49.44    46.27
Average sales price -
  internal market - manganese US$          69.56       -       -       -    69.56      61.44   245.17    67.07       48.72    60.15
Average sales price - total   US$          55.11       -       -       -    55.11      41.74    46.54    49.13       49.38    47.13

Long-term indebtedness,
  gross                       US$         24,720       -       -       -   24,720     41,322   51,374   43,986      23,937   23,937
Short-term indebtedness,
  gross                       US$         24,465       -       -       -   24,465     35,241   24,292   20,457      25,102   25,102
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross     US$         49,185       -       -       -   49,185     76,563   75,666   64,443      49,039   49,039
                                        ===========================================================================================
Long-term indebtedness, net   US$         23,800       -       -       -   23,800     41,046   51,106   43,713      23,436   23,436
Short-term indebtedness, net  US$         18,512       -       -       -   18,512     32,774   19,087   11,627      24,444   24,444
                                        -------------------------------------------------------------------------------------------
Total indebtedness, net       US$         42,312       -       -       -   42,312     73,820   70,193   55,340      47,880   47,880
                                        ===========================================================================================
Stockholders' equity          R$         242,845       -       -       -  242,845    135,167  155,189  161,011     210,144  210,144
                                        ===========================================================================================
Net operating revenues        R$          62,105       -       -       -   62,105     44,719   58,425   16,260     104,173  223,577
Cost of products              R$         (31,569)      -       -       -  (31,569)   (28,943) (25,469)  (9,957)    (63,997)(128,366)
Other expenses/revenues       R$          (2,024)      -       -       -   (2,024)   (20,865)  (3,627)     247      10,018  (14,227)
Depreciation, amortization
  and depletion               R$          (2,186)      -       -       -   (2,186)         -   (5,278)  (1,984)     (3,246) (10,508)
                                        -------------------------------------------------------------------------------------------
EBITDA ---------------------> R$          26,326       -       -       -   26,326     (5,089)  24,051    4,566      46,948   70,476
Depreciation, amortization
  and depletion               R$           2,186       -       -       -    2,186          -    5,278    1,984       3,246   10,508
                                        -------------------------------------------------------------------------------------------
EBIT -----------------------> R$          28,512       -       -       -   28,512     (5,089)  29,329    6,550      50,194   80,984
Gain on investments accounted
  for by the equity method    R$           9,061       -       -       -    9,061      4,922    1,617      307       9,607   16,453
Non-operating result          R$            (234)      -       -       -     (234)      (481)  (2,722)    (662)     (2,158)  (6,023)
Net financial result          R$          (1,784)      -       -       -   (1,784)    (5,272)  (4,009)     641     (14,040) (22,680)
                                        -------------------------------------------------------------------------------------------
Income before income tax
  and social contribution     R$          35,555       -       -       -   35,555     (5,920)  24,215    6,836      43,603   68,734
Income tax and social
  contribution                R$          (1,994)      -       -       -   (1,994)         -   (4,192)  (1,014)      5,531      325
                                        -------------------------------------------------------------------------------------------
Net income                    R$          33,561       -       -       -   33,561     (5,920)  20,023    5,822      49,134   69,059
------------------------------------------------------------------------------------------------------------------------------------

50                                                                CVRD

8.13 - Manganese and Ferro Alloys Area - CPFL (Adjusted and Non-Audited)                                                Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
              Information                                                    2002                                              2001
------------------------------------------------------------------------------------------------------------------------------------
                                           1st     2nd     3rd     4th                 1st      2nd      3rd         4th
                                         Quarter Quarter Quarter Quarter    Total    Quarter  Quarter  Quarter     Quarter    Total
                                        -------------------------------------------------------------------------------------------

Quantity sold - external
  market                   MT (thousand)      13       -       -       -       13         18       20       14          13       65
Quantity sold - internal
  market                   MT (thousand)      24       -       -       -       24         16       17       14          43       90
                                        -------------------------------------------------------------------------------------------
Quantity sold - total      MT (thousand)      37       -       -       -       37         34       37       28          56      155
                                        ===========================================================================================
Average sales price -
  external market              US$        568.10       -       -       -   568.10     475.61   593.98   703.40      670.68   570.12
Average sales price -
  internal market              US$        489.47       -       -       -   489.47     598.83   570.29 1,035.79      237.39   462.01
Average sales price - total    US$        517.01       -       -       -   517.01     533.34   583.02   868.73      338.37   507.35

Long-term indebtedness, gross  US$         3,932       -       -       -    3,932      7,707   10,390    8,544       3,582    3,582
Short-term indebtedness,
  gross                        US$         6,682       -       -       -    6,682     12,853    9,427    8,003       8,107    8,107
                                        -------------------------------------------------------------------------------------------
Total indebtedness, gross      US$        10,614       -       -       -   10,614     20,560   19,817   16,547      11,689   11,689
                                        ===========================================================================================
Long-term indebtedness, net    US$             -       -       -       -        -          -        -        -           -        -
Short-term indebtedness, net   US$         2,363       -       -       -    2,363     12,343    7,989    9,725       6,151    6,151
                                        -------------------------------------------------------------------------------------------
Total indebtedness, net        US$         2,363       -       -       -    2,363     12,343    7,989    9,725       6,151    6,151
                                        -------------------------------------------------------------------------------------------
Stockholders' equity           R$        138,780       -       -       -  138,780    110,615  112,711  119,849     128,747  128,747
                                        ===========================================================================================
Net operating revenues         R$         38,973       -       -       -   38,973     36,776   44,610   46,947      42,476  170,809
Cost of products               R$        (27,073)      -       -       -  (27,073)   (26,004) (30,109) (35,119)    (27,538)(118,770)
Other expenses/revenues        R$         (2,192)      -       -       -   (2,192)    (4,884) (12,191)  (1,191)    (11,243) (29,509)
Depreciation, amortization
  and depletion                R$         (1,046)      -       -       -   (1,046)       (56)     (54)     (54)     (3,472)  (3,636)
                                        -------------------------------------------------------------------------------------------
EBITDA  ------------------>    R$          8,662       -       -       -    8,662      5,832    2,256   10,583         223   18,894
Depreciation, amortization
  and depletion                R$          1,046       -       -       -    1,046         56       54       54       3,472    3,636
                                        -------------------------------------------------------------------------------------------
EBIT  -------------------->    R$          9,708       -       -       -    9,708      5,888    2,310   10,637       3,695   22,530
Gain on investments accounted
  for by the equity method     R$             71       -       -       -       71        (93)    (242)       -      (1,586)  (1,921)
Non-operating result           R$           (966)      -       -       -     (966)      (164)    (671)    (871)       (127)  (1,833)
Net financial result           R$          1,220       -       -       -    1,220       (497)   1,030     (138)      3,123    3,518
                                        -------------------------------------------------------------------------------------------
Income before income tax and
  social contribution          R$         10,033       -       -       -   10,033      5,134    2,427    9,628       5,105   22,294
Income tax and social
  contribution                 R$              -       -       -       -        -          -     (336)  (2,484)      3,793      973
                                        -------------------------------------------------------------------------------------------
Net income                     R$         10,033       -       -       -   10,033      5,134    2,091    7,144       8,898   23,267


                                                                  CVRD                                                            51

                      (A free translation of the original opinion in Portuguese
                                                         expressed on quarterly
9- OPINION OF INDEPENDENT ACCOUNTANTS        information prepared in accordance
                                                 with the accounting principles
                                                        prescribed by Brazilian
                                                                 Corporate Law)

May 3, 2002

To the Board of Directors
Companhia Vale do Rio Doce


1    We have carried out limited reviews of the Quarterly Financial Information
     - ITR of Companhia Vale do Rio Doce for the quarters ended March 31, 2002 and 2001. This financial information is the responsibility of the Company's management.


2 Except as mentioned in paragraph three, our limited reviews were carried out in accordance with the specific procedures established by the Brazilian Institute of Accountants - IBRACON, in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company's accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information - ITR, and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's financial position and operations.


3 The financial statements at March 31, 2002 and 2001, of subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Thus, the conclusions resulting from our reviews do not cover the amounts of R$ 6,088,805 thousand (2001 - R$ 6,322,860 thousand) of these investments and R$ 284,115 thousand (2001 - R$ 308,169 thousand) of the income produced by these investments for quarters then ended.


4 Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any relevant adjustments which should be made to the Quarterly Financial Information - ITR, referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission - CVM specifically applicable to the preparation of obligatory Quarterly Financial Information - ITR.


5 The Quarterly Financial Information - ITR also contains accounting and financial information relating to the quarter ended December 31, 2001. We examined this information at the time of its preparation, together with the audit of the financial statements at that date, on which we expressed our opinion, without qualification, dated March 22, 2002.




PricewaterhouseCoopers
Independent Accountants
CRC-SP-160-S-RJ



Douglas H. Woods
Partner
Accountant CRC-SP-101.652/O-0-S-RJ


                                     CVRD
52

10- MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER
    AND EXECUTIVE DIRECTORS

 BOARD OF DIRECTORS                                     Executive Director of Human Resources and
 Luiz Tarquinio Sardinha Ferro                          Corporate Services
 Chairman                                               Carla Grasso

 Erik Persson                                           Marcus Roger
                                                        Director of Human Resources
 Renato Augusto Zagallo Villela dos Santos
                                                        Gerson Petterle
 Francisco Valadares Povoa                              Director of Supplies

 Joao Moises Oliveira                                   Adriana Ferreira
                                                        Director of Information Technology

 Jose Marques de Lima                                   Joao Luiz Fonseca
                                                        Director of Information Technology Development
 Octavio Lopes Castello Branco Neto

 Renato da Cruz Gomes                                   Eustaquio Lott
                                                        VALIA
 Romeu do Nascimento Teixeira

                                                        Executive Director of the Iron Ore Area
 Audit Commitee                                         Armando de Oliveira Santos Neto
 Claudio Bernardo Guimaraes de Moraes
                                                        Eduardo Marcos de Barros Faria
 Eliseu Martins                                         Director of Commercialization

 Marcos Fabio Coutinho                                  Joaquim Martino Ferreira
                                                        Director of the Northern System

 Pedro Carlos de Mello
                                                        Jose Francisco Martins
 Viveiros Ricardo Wiering de Barros                     Director of the Southern System

                                                        Marconi Tarbes Vianna
 Chief Executive Officer                                Director of Manganese and Alloys
 Roger Agnelli

 Director of Legal Affairs                              Executive Director of Logistics Area
 Paulo Francisco de Almeida Lopes                       Guilherme Rodolfo Laager

                                                        Francisco Nuno
 Executive Director of Control and Planning and         Director of Operational Planning
 Acting Executive Director of Finance
 Gabriel Stoliar                                        Jayme Nicolato Correa
                                                        Director of Operations
 Otto de Souza Marques Junior
 Director of Control                                    Mauro Dias
                                                        Director of Commercialization

 Tito Botelho Martins Junior                            Carlos Ebner
 Director of Finance and Treasury                       Director of Logistics Business Development
 Department

 Eduardo Beauclair
 Director of Strategic Planning and Budget

 Orlando Lima
 Director of Management Performance

 Reinaldo Castanheira
 Director of Investments' Performance

 Rogerio Caporali
 Director of Technical Services


                                      CVRD                                    53

 Executive Director of the Shareholdings Area and
 Businesses Development and  Acting Executive Director of
 Non-Ferrous Area
 Antonio Miguel Marques

 Murilo Ferreira
 Director of ALUVALE

 Dalton Nose
 Director of Development

 Edward Dias da Silva
 Director of Energy

 Paulo Eduardo Libanio
 Director of Basic Metals Projects

 Helcio Roberto Martins Guerra
 Director of Industrial Minerals and Basic Metals

 Roberto Moretzsohn
 Director of Commercialization of Basic Metal

 Marcelo Bastos
 Director of Carajas' Operations





 Eduardo de Carvalho Duarte        Otto de Souza Marques
 Gerente Geral de Controladoria    Diretor de Controle
 Contador CRC-RJ 57439


                                     CVRD
54

                                                                         Item 2


                           COMPANHIA VALE DO RIO DOCE
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----
Report of PricewaterhouseCoopers Auditores Independentes................. F-2

Consolidated Balance Sheets as of March 31, 2002 and December 31, 2001... F-3

Consolidated Statements of Income for the Three-month periods ended March 31, 2002 and 2001 ....................................... F-5

Consolidated Statements of Cash Flows for the Three-month periods ended March 31, 2002 and 2001 ....................................... F-6

Consolidated Statements of Changes in Stockholders' Equity for
    the Three-month periods ended March 31, 2002 and 2001................ F-7

Notes to the Consolidated Financial Information.......................... F-8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of March 31, 2002, and the unaudited condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. The unaudited financial information of certain affiliates, the investments in which total US$454 million at March 31, 2002 and equity in earnings total US$26 million and US$17 million for the three-month periods then ended, and that of the majority-owned shipping and ferrous alloy subsidiaries, which statements reflect total assets of US$494 million at March 31, 2002 and total revenues of US$71 million and US$127 million for the three-month periods then ended, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein). In our report dated March 28, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers
Auditores Independentes


Rio de Janeiro, Brazil
May 8, 2002

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

                                                      March 31,       December
                                                           2002       31, 2001
                                                      ---------       --------
                                                    (Unaudited)
Assets
Current assets
  Cash and cash equivalents ........................      2,008          1,117
  Accounts receivable
    Related parties ................................        112            106
    Unrelated parties ..............................        502            443
  Loans and advances to related parties ............        113            160
  Inventories ......................................        322            323
  Deferred income tax ..............................        294            265
  Others ...........................................        215            224
                                                         ------          -----
                                                          3,566          2,638

Property, plant and equipment, net .................      3,857          3,813

Investments in affiliated companies and
  joint ventures and other investments .............      1,245          1,227
Provision for losses on equity investments .........         (2)            (9)

Goodwill on acquisition of consolidated subsidiaries        539            540
Loans and advances
  Related parties ..................................        574            555
  Unrelated parties ................................        102            100
Other assets .......................................        605            658
                                                         ------          -----
TOTAL ..............................................     10,486          9,522
                                                         ======          =====

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
                                                                    (Continued)
                                                      March 31,       December
                                                           2002       31, 2001
                                                      ---------       --------
                                                    (Unaudited)

Liabilities and stockholders' equity
Current liabilities
  Suppliers ........................................        287            296
  Payroll and related charges ......................         83             85
  Interest attributed to stockholders ..............        476            340
  Current portion of long-term debt
    Related parties ................................          -             22
    Unrelated parties ..............................        306            274
  Short-term debt ..................................        931            589
  Loans from related parties .......................        147            168
  Others ...........................................        134            147
                                                         ------         ------
                                                          2,364          1,921
                                                         ------         ------
Long-term liabilities
  Employees postretirement benefits ................        184            187
  Long-term debt
    Related parties ................................          -            156
    Unrelated parties ..............................      2,549          2,014
  Loans from related parties .......................          2             21
  Provisions for contingencies (Note 8) ............        483            452
  Unrealized loss on derivative instruments ........         33             40
  Others ...........................................         83             86
                                                         ------         ------
                                                          3,334          2,956
                                                         ------         ------
Minority interests .................................         11              5
                                                         ------         ------

Stockholders' equity
  Preferred class A stock - 600,000,000
    no-par-value shares authorized and
    138,575,913 issued .............................        820            820
  Common stock - 300,000,000 no-par-value
    shares authorized and 249,983,143 issued .......      1,479          1,479
  Treasury stock -4,751 (2001 - 91) preferred and
    4,715,170 (2001 - 4,715,170) common shares .....        (88)           (88)
  Additional paid-in capital .......................        498            498
  Other cumulative comprehensive income ............     (3,467)        (3,465)
  Appropriated retained earnings                          3,207          3,212
  Unappropriated retained earnings .................      2,328          2,184
                                                         ------         ------
                                                          4,777          4,640
                                                         ------         ------
  TOTAL ............................................     10,486          9,522
                                                         ======          =====

Condensed Consolidated Statement of Operations
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

                                                  Three moonths ended March 31
                                                  ----------------------------
                                                           2002           2001
                                                        -------        -------
Operating revenues, net of discounts, returns
 and allowances
    Iron ore and pellets ...........................        666            580
    Gold ...........................................         34             28
    Other metals ...................................        100             94
                                                        -------        -------
                                                            800            702
  Revenues from transportation services ............        111            191
  Aluminum products ................................         68             83
  Other products and services ......................          8             29
                                                        -------        -------
                                                            987          1,005
  Value-added tax ..................................        (34)           (30)
                                                        -------        -------
  Net operating revenues ...........................        953            975
                                                        -------        -------
Operating costs and expenses
  Cost of ores and metals sold .....................       (407)          (362)
  Cost of transportation services ..................        (59)          (129)
  Cost of aluminum products ........................        (65)           (79)
  Others ...........................................         (6)           (32)
                                                        -------        -------
                                                           (537)          (602)
  Selling, general and administrative expenses .....        (59)           (40)
  Research and development .........................         (9)           (10)
  Employee profit sharing plan .....................         (9)           (10)
  Others ...........................................        (46)           (22)
                                                        -------        -------
 ...................................................       (660)          (684)
                                                        -------        -------
Operating income ...................................        293            291
                                                        -------        -------
Non-operating income (expenses)
  Financial income .................................         33             48
  Financial expenses ...............................        (62)           (84)
  Foreign exchange and monetary gains (loss) .......         (3)          (199)
  Gain on sale of investments ......................          -            277
                                                        -------        -------
                                                            (32)            42
                                                        -------        -------
Income before income taxes, equity results
 and minority interests ............................        261            333
                                                        -------        -------
Income taxes
  Current ..........................................         (7)            (8)
  Deferred .........................................        (12)            30
                                                        -------        -------
 ...................................................        (19)            22
                                                        -------        -------

Equity in results of affiliates and joint ventures..         29              7
Change in provision for losses on equity
  investments ......................................          5             (9)
Minority interests .................................         (1)             1
                                                        -------        -------
Net income                                                  275            354
                                                        =======        =======
Basic earnings per Common and Preferred Class
 A Share ...........................................       0.72           0.92
                                                        -------        -------
Weighted average number of shares outstanding
 (thousands of shares)
  Common shares ....................................    245,268        249,983
  Preferred Class A shares .........................    138,575        134,917

               See notes to consolidated financial information.

Condensed Consolidated BStatement of Cash Flows
Expressed in millions of United States dollars

                                                   Three months ended March 31
                                                   ---------------------------
                                                           2002           2001
                                                        -------        -------
Cash flows from operating activities:
 Net income .........................................       275            354
 Adjustments to reconcile net income
  with cash provided by operating activities:
  Depreciation, depletion and amortization .........         66             67
  Equity in results of affiliates and joint ventures,
    net of dividends received                                (4)            79
  Change in provision for losses on equity
    investments ....................................         (5)             9
  Deferred income taxes ............................         12            (30)
  Provisions for contingencies .....................         23             18
  Loss on disposals of property, plant and
    equipment ......................................         31             28
  Gain on sale of investments ......................         --           (277)
  Pension plan .....................................          3              9
  Foreign exchange and monetary (gains) losses .....         (1)           215
  Others ...........................................         (2)            (4)
 Decrease (increase) in assets:
  Accounts receivable ..............................        (66)           (46)
  Inventories ......................................          1             --
  Others ...........................................          9            111
 Increase (decrease) in liabilities:
  Suppliers ........................................         (9)            25
  Payroll and related charges ......................         (2)            (1)
  Others ...........................................        (16)           (22)
                                                          -----          -----
 Net cash provided by operating activities .........        315            535
                                                          -----          -----
Cash flows from investing activities:
 Loans and advances receivable
   Related parties
     Additions .....................................        (23)           (57)
     Repayments ....................................          3             60
   Others ..........................................          1             --
   Guarantees and deposits .........................        (10)            (8)
   Additions to investments ........................         (1)           (27)
   Additions to property, plant and equipment ......       (145)          (114)
   Proceeds from disposals of property, plant and
     equipment .....................................         --              1
                                                          -----          -----
   Net cash used in investing activities ...........       (175)          (145)
                                                          -----          -----
Cash flows from financing activities:
   Short-term debt, net issuances ..................        377            312
   Loans
     Related parties
       Additions ...................................         12             11
       Repayments ..................................        (15)           (15)
   Long-term debt
    Related parties ................................         10             --
    Others .........................................        442             53
   Repayments of long-term debt
     Related parties ...............................        (15)           (14)
     Others ........................................        (61)           (73)
  Interest attributed to stockholders ..............         --           (639)
  Treasury stock ...................................         --              1
                                                          -----          -----
  Net cash used in financing activities ............        750           (364)
                                                          -----          -----
  Increase in cash and cash equivalents ............        890             26
  Effect of exchange rate changes on cash and cash
    equivalents ....................................          1            (61)
  Cash and cash equivalents, beginning of period ...      1,117          1,211
                                                          -----          -----
  Cash and cash equivalents, end of period .........      2,008          1,176
                                                          =====          =====
  Cash paid during the period for:
  Interest on short-term debt ......................         (6)            (6)
    Interest, net of interest capitalized of $5 in
      2002 and $2 in 2001 ..........................        (35)           (49)
    Income tax ......................................        --            (46)
  Non-cash transactions
    Special pension plan contribution in shares of
      CSN ...........................................        --            249
    Exchange of loans receivable for investments ....        20             35

See notes to consolidated financial information

Condensed Consolidated Statement of Changes in Stockholders' Equity Expressed in millions of United States dollars
(except numbe rof shares and per-share amounts)

                                                                          Three months
                                                                         ended March 31
                                                                  --------------------
                                                                        2002      2001
                                                                  ----------  --------
                                                           Shares (Unaudited)
                                                      -----------
Preferred class A stock (including one special share)
  Balance March 31, 2002 and 2001 ..................  138,575,913        820       709
                                                      -----------   --------   -------
                                                      -----------   --------   -------
Common stock
  Balance March 31, 2002 and 2001 ..................  249,983,143      1,479     1,279
                                                      -----------   --------   -------
Treasury stock
  Balance January 1 ................................   (4,715,261)       (88)      (61)
  Acquisitions in 2002 .............................       (4,660)        --         1
                                                      -----------   --------   -------
  Balance March 31, 2002 and 2001 ..................   (4,719,921)       (88)      (60)
                                                      -----------   --------   -------
Additional paid-in capital
  Balance March 31, 2002 and 2001 ..................                     498       498
Other cumulative comprehensive income
  Amounts not recognized as net periodic pension cost
  Balance January 1 ................................                      --      (100)
  Excess of additional minimum liability ...........                      --       151
  Tax effect on above ..............................                      --       (51)
                                                                    --------   -------
  Balance March 31, 2002 and 2001 ..................                      --        --
                                                                    --------   -------
  Cumulative translation adjustments
  Balance January 1 ................................                  (3,475)   (2,972)
  Change in the period .............................                      (2)     (380)
                                                                    --------   -------
  Balance March 31, 2002 and 2001 ..................                  (3,477)   (3,352)
                                                                    --------   -------
  Unrealized gain on available-for-sale security
  Balance January 1 ................................                      --        24
  Change in the period .............................                      --         1
                                                                    --------   -------
  Balance March 31, 2002 and 2001 ..................                      --        25
                                                                    --------   -------
  Adjustments relating to investments in affiliates
  Balance January 1 ................................                      10         8
  Change in the period .............................                      --         1
                                                                    --------   -------
  Balance March 31, 2002 and 2001 ..................                      10         9
                                                                    --------   -------
Total other cumulative comprehensive income ........                  (3,467)   (3,318)
                                                                    --------   -------
Appropriated retained earnings
  Balance January 1 ................................                   3,212     3,537
  Transfer to retained earnings ....................                      (5)     (338)
                                                                    --------   -------
  Balance March 31, 2002 and 2001 ..................                   3,207     3,199
                                                                    --------   -------
Retained earnings
  Balance January 1 ................................                   2,184     1,647
    Net income .....................................                     275       354
    Interest attributed to stockholders
      Preferred class A stock ($0.35 per share in
       March 2002 and $0.40 in December 2001) ......                     (49)      (54)
    Common stock ($0.35 per share in March 2002
      and $0.40 in December 2001) ..................                     (87)      (99)
   Appropriation from reserves .....................                       5       338
                                                                    --------   -------
 Balance March 31, 2002 and 2001 ...................                   2,328     2,186
                                                      -----------   --------   -------
Total stockholders' equity .........................  383,839,135      4,777     4,493
                                                      ===========   ========   =======
Comprehensive income is comprised as follows:
  Net income .......................................                     275       354
  Amounts not recognized as net periodic pension cost                     --       100
  Cumulative translation adjustments ...............                      (2)     (380)
  Unrealized gain on available-for-sale security ...                      --         1
  Adjustments relating to investments in affiliates                       --         1
                                                                    --------   -------
Total comprehensive income .........................                     273        76
                                                                    ========   =======

                See notes to consolidated financial information

     Notes to the Condensed Consolidated Financial Information
     Expressed in millions of United States dollars, unless otherwise stated


1    The Company and its operations

     Companhia Vale do Rio Doce CVRD is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as pulp and paper, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 9.

The  main consolidated operating subsidiaries are as follows:

                                                              Head office           Principal
Subsidiary                                    % ownership       location             activity
------------------------------------------    -----------     -----------       ---------------------
Ferteco Mineracao S.A. - FERTECO                   100           Brazil         Iron ore and pellets
Para Pigmentos S.A.                                 80           Brazil         Kaolin
SIBRA - Eletrosiderurgica Brasileira S.A.           98           Brazil         Ferrous alloys
Navegacao Vale do Rio Doce S.A. - DOCENAVE         100           Brazil         Shipping
Vale do Rio Doce Aluminio S.A. - ALUVALE           100           Brazil         Aluminum
Itabira Rio Doce Company Ltd. - ITACO              100           Cayman Island  Trading
Rio Doce International Finance Ltd. - RDIF         100           Bahamas        International finance
CELMAR S.A. - Industria de Celulose e Papel         85           Brazil         Pulp
Florestas Rio Doce S.A.                            100           Brazil         Pulp
Rio Doce Manganese Europe - RDME                   100           France         Ferrous alloys
Urucum Mineracao S.A.                              100           Brazil         Iron ore

2    Basis of consolidation

     All majority-owned subsidiaries where we have both share and management control are consolidated with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders' agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders' equity and for other than temporary decreases in market value below carrying value where applicable.

3    Summary of significant accounting policies

     Our condensed consolidated interim financial information as of March 31, 2002 and for the periods of three months ended March 31, 2002 and 2001 is unaudited. However, in our management's opinion, such consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended March 31, 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2002.

     This condensed interim financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2001.

4    Recently issued accounting pronouncement

     In accordance with SFAS 142 "Goodwill and Other Intangible Assets", as from January 1, 2002 (or immediately for acquisitions after June 30,
     2001):

     o Goodwill relative to consolidated subsidiaries is no longer amortized, but is aggregated to reporting units and subject at least annually to testing for impairment, considering the reporting unit as a whole.

     o Goodwill relative to affiliates and joint ventures is no longer amortized but is allocated to the respective investment and included in the measurement of the gain or loss on sale, or the loss arising from an other than temporary decline in the value of the investment.

     o Goodwill charged against earnings for the three months ended March 31, 2001 totaled $10 relating to subsidiaries and $3 relating to equity investees which were classified as other operating expenses and equity in results of affiliates and joint ventures, respectively.

     SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" has been applied as from January 1, 2002 and the provisions thereof are applied prospectively.

5    Income tax

     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

                                               Three months ended March 31 - %
                                               -------------------------------
                                                    2002                  2001
                                               ---------        --------------
Federal income tax                                 25.00                 25.00

Social contribution (*)                             9.00         9.00 to 12.00
                                               ---------        --------------
Composite tax rate                                 34.00        34.00 to 37.00
                                               =========        ==============

     (*) From February 1, 2000 to December 31, 2002 the social contribution rate is 9% and as from January 1, 2003 it will be 8%.

     The amount reported as income tax benefit in this consolidated financial information is reconciled to the statutory rates as follows:

                                                                   Three months ended March 31
                                                                   ---------------------------
                                                                        2002               2001
                                                                    --------           --------
Income before income taxes, equity results and minority interests        261                333
                                                                    ========           ========
Federal income tax and social contribution expense at statutory
  enacted rates .................................................        (89)              (113)
Adjustments to derive effective tax rate:
  Tax benefit on interest attributed to stockholders ............         46                 52
  Exempt foreign income .........................................         17                  6
  Tax incentives ................................................          7                 28
  Valuation allowance reversal (provision) ......................          9                 18
  Other non-taxable gains .......................................         (3)                 9
  Adjustment to reflect expected annual effective tax rate ......         (6)                22
                                                                    --------           --------
Federal income tax and social contribution expense in
  consolidated statements of income .............................        (19)                22
                                                                    ========           ========

     In 2000, we obtained approval of certain tax incentives relative to our iron ore and manganese operations in Carajas. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders' equity and may not be distributed in the form of cash dividends.

6    Inventories

                                                        March 31,   December 31,
                                                             2002           2001
                                                        ---------   ------------
Finished products
Iron ore ............................................          94            110
Gold ................................................           7              5
Manganese ...........................................          26             27
Ferrous alloys ......................................          27             28
Others ..............................................          24             16
Spare parts and maintenance supplies ................         144            137
                                                        ---------   ------------
                                                              322            323
                                                        =========   ============

7    Investments

                                                                                                                    Equity
                                                            March 31, 2002                   Investments       Adjustments
                                                 -------------------------------------------------------------------------
                                                                           (1)Net                             Three months
                                                                           income                              ended March
                                                 Participation              loss                                       31,
                                                   in capital     (1)Net   for the     March    December    --------------
                                                      (%)         equity   period   31, 2002    31, 2001    2002     2001
                                                 -------------    ------   ------   --------    --------    ----     ----
                                                 voting  total
                                                 ------  -----
Investments in affiliated companies and joint
  ventures
Steel
  Usinas Siderurgicas de Minas Gerais S.A - .... 22.99     11.46     288       28         33          32       3        (2)
  USIMINAS (2)
  Companhia Siderurgica Nacional - CSN (3) .....     -         -       -        -          -           -       -         9
  Companhia Siderurgica de Tubarao - CST (4) ... 20.51     22.85      48      (30)        11          18      (7)        1
  California Steel Industries Inc. - CSI ....... 50.00     50.00     194       (2)        97          98      (1)       (1)

Paper and pulp
  Celulose Nipo-Brasileira S.A. - CENIBRA (3) ..     -         -       -        -          -           -       -         6
  Bahia-Sul Celulose S.A - BSC (3) .............     -         -       -        -          -           -       -         2

Aluminum and bauxite
  Mineracao Rio do Norte S.A. - MRN ............ 40.00     40.00     364        9        145         154       4         6
  Valesul Aluminio S.A. - VALESUL .............. 54.51     54.51      95        3         52          51       1         2
  Aluminio Brasileiro S.A. - ALBRAS ............ 51.00     51.00      17       30          9           -       9         -
  Alumina do Norte do Brasil S.A. - ALUNORTE ... 50.30     44.96     168       10        100          89       5       (10)

Pellets
  Companhia Nipo-Brasileira de Pelotizacao -
    NIBRASCO ................................... 51.11     51.00      31      (1)         16          16      (1)        1
  Companhia Hispano-Brasileira de Pelotizacao -
    HISPANOBRAS ................................ 51.00     50.89      36       3          18          18       1         2
  Companhia Coreano Brasileira de Pelotizacao -
    KOBRASCO ................................... 50.00     50.00       5       1           3           2       1        (3)
  Companhia Italo-Brasileira de Pelotizacao -
    ITABRASCO .................................. 51.00     50.90      27       1          14          13       1         3
  Gulf Industrial Investment Company - GIIC      50.00     50.00      66       4          33          38       2         1
  SAMARCO Mineracao S.A ........................ 50.00     50.00     454      22         269         258      11         1

Others
  Fertilizantes Fosfaltados S.A. -
   FOSFERTIL (5) ............................... 10.96     10.96     263      14          29          29       2         1
  Caemi Mineracao e Metalurgia S.A ............. 50.00     16.82     398       5         289         289       1         -
  Salobo Metais S.A (6) ........................ 50.00     50.00      44       -          22          22                 -
  Ferrovia Centro-Atlantica S.A - FCA .......... 20.00     45.65       -      (6)          -           -      (3)      (10)
  Others                                                                                  69          62       -        (2)
                                                                                       -----       -----   -----     -----
                                                                                       1,209       1,189      29         7
Investments at cost
  SIDERAR (market value $11 in 2002 and 2001) ..  4.85      4.85                          15          15       -
  Unrealized holding gains on equity security ..                                          (4)         (4)      -
  MRS Logistica S.A ............................ 17.19      9.76                          25          22       -
  Others .......................................                                           -           5       -
                                                                                       -----       -----   -----     -----
                                                                                       1,245       1,227      29         7
                                                                                       =====       =====   =====     =====
Change in provision for losses on equity
 investments:
  Aluminio Brasileiro S.A. - ALBRAS ............                                                               6        (3)
  Cia Ferroviaia do Nordeste ...................                                                              (1)       (6)
                                                                                                           -----     -----
                                                                                                               5        (9)
                                                                                                           =====     =====
(1) Based on US GAAP financial information.
(2) Value based on quoted market price at March 31, 2002 is $36 compared to net book value of $33.
(3) Investments sold in 2001
(4) Value based on quoted market price at March 31, 2002 is $81 compared to net book value of $11.
(5) Value based on quoted market price at March 31, 2002 is $ 31 compared to net book value of $29.
(6) Development stage enterprise

     Goodwill which is no longer amortized as from January 1, 2002 in accordance with SFAS 142, included in the above investments is as follows:

                                                        March 31     December 31
Investee                                                    2002            2001
                                                        --------     -----------
-----------------------------------------
Alumina do Norte do Brasil S.A. - ALUNORTE ......             24              24
Samarco Mineracao S.A ...........................             41              41
Caemi Mineracao e Metalurgia S.A ................            223             223
                                                           -----           -----
                                                             288             288
                                                           =====           =====

     Information with respect to other major affiliates' financial position and results of operations is as follows:


                                           CAEM                 ALLNORTE                   ALBRAS                      MRN
                            -------------------  -----------------------  -----------------------  -----------------------
                            March 31,  December  March 31,  December 31,  March 31,  December 31,  March 31,  December 31,
                                 2002  31, 2001       2002         2001        2002          2001       2002          2001
                            ---------  --------  ---------  ------------  ---------  ------------  ---------  ------------

Balance Sheet
  Current assets ............    385       398        123           159        163           158         59            55
  Noncurrent assets .........    724       729        554           509        510           510        459           425
  Current liabilities .......   (303)     (307)       (86)          (95)      (207)         (219)       (33)          (35)
  Noncurrent liabilities ....   (408)     (427)      (423)         (431)      (449)         (463)      (121)          (59)
                               -----     -----      -----         -----      -----         -----      -----         -----
  Stockholders' equity ......    398       393        168           142         17           (14)       364           386
                               =====     =====      =====         =====      =====         =====      =====         =====
Our participation ...........  16.82%    16.82%     44.96%        45.58%     51.00%        51.00%     40.00%        40.00%
                               -----     -----      -----         -----      -----         -----      -----         -----
Investments .................     66        66         76            65          9            (7)       145           154
                               =====     =====      =====         =====      =====         =====      =====         =====

                                                                                               Three months ended March 31
                                       ----------------------------------------------------------- -----------------------
                                           CAEM                 ALLNORTE                   ALBRAS                      MRN
                                       --------  -----------------------  -----------------------  -----------------------
                                           2002       2002          2001       2002          2001       2002          2001
                                       --------  ---------  ------------  ---------  ------------  ---------  ------------
Statement of Operations
  Net sales .........................      163         69            74        115           137         32            42
  Costs and expenses                      (149)       (59)          (102)      (85)         (146)       (21)          (22)
  Income (loss) before income
    taxes ...........................       14         10           (28)        30            (9)        11            20
  Income taxes ......................       (9)                       7          -             4         (1)           (2)
  Equity in results of affiliates ...        -          -             -          -             -         (1)           (4)
                                         -----      -----         -----      -----         -----      -----         -----
  Net income (loss) .................        5         10           (21)         30           (5)         9            14
                                         =====      =====         =====      =====         =====      =====         =====
Our participation ...................    16.82%     44.96%        50.27%     51.00%        51.00%     40.00%        40.00%
Participation in results ............        1          5           (10)        15            (3)         4             6
Change in provision for losses.......        -          -             -         (6)            -          -             -
                                         -----      -----         -----      -----         -----      -----         -----
Equity in results ..................         1          5           (10)         9            (3)         4             6
                                         =====      =====         =====      =====         =====      =====         =====


     The provision for losses on equity investments of $2 and $9 at March 31, 2002 and December 31, 2001, respectively, relates to our investments in affiliates which have reported negative stockholders' equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:

                                            Cia
                                    Ferroviaria
                                    do Nordeste       ALBRAS        TOTAL
                                    -----------       ------        -----

Provision at January 1, 2001                 (6)         (15)         (21)

Change in provision - results                (6)          (3)          (9)
                                    -----------       ------        -----
                                            (12)         (18)         (30)
Payment of capital                            7            -            7
Translation adjustment                        1            2            3
                                    -----------       ------        -----
Provision at March 31, 2001                  (4)         (16)         (20)
                                    ===========       ======        =====

Provision at January 1, 2002                 (2)          (7)          (9)

Change in provision - results                (1)           6            5
                                    -----------       ------        -----
                                             (3)          (1)          (4)
Payment of capital                            1            -            1
Translation adjustment                        -            1            1
                                    -----------       ------        -----
Provision at March 31, 2002                  (2)           -           (2)
                                    ===========       ======        =====

     Dividends received from investees aggregated $25 and $86 in three month periods ended March 31, 2002 and 2001, respectively.

8    Commitments and contingencies

(a) At March 31, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $703, of which $485 is denominated in United States dollars and the remaining $218 in local currency. These guarantees include $357 relative to ALBRAS and $72 relative to ALUNORTE.

(b) We are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

     The provision for contingencies and the related judicial deposits are composed as follows:

                                    March 31, 2002             December 31, 2001
                          ------------------------     -------------------------
                          Provision for   Judicial     Provision for    Judicial
                          contingencies   deposits     contingencies    deposits
                          -------------   --------     -------------    --------
Labor claims                      152           50               147          50
Civil claims                      118           55               123          53
Tax - related actions             207          139               177         131
Others                              6            2                 5           1
                                  ---          ---               ---         ---
                                  483          246               452         235
                                  ===          ===               ===         ===
Current                             -            -                 -           -
Long-term                         483          246               452         235
                                  ---          ---               ---         ---
                                  483          246               452         235
                                  ===          ===               ===         ===

     Labor -related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place,
     (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

     Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

     Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements - CPMF.

     We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

     Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

     Contingencies settled in the three months period ended March 31, 2002 and 2001 aggregated $5 and $ 2, respectively, and additional provisions aggregated $23 and $18 in the three months periods ended March 31, 2002 and 2001, respectively.

(c) We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d) We are committed under a take-or-pay agreement to take delivery of approximately 207,000 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,421.00 per metric ton at March 31, 2002, represents an annual commitment of $294. We are also committed to take-or-pay 537,272 metric tons per year of alumina produced by ALUNORTE which at a market price of $172.21 per metric ton at March 31, 2002, represents an annual commitment of $93. Actual take from ALBRAS was $60 and $69 during the three month periods ended March 31, 2002 and 2001, respectively, and direct from ALUNORTE (net of take ceded to ALBRAS) was $5 and $8 during the three month periods ended March 31, 2002 and 2001 respectively.

(e) We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajas region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

(f) At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", which are more fully described in our consolidated financial statements for the year ended December 31, 2001, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

(g) At March 31, 2002 we have provided $27 for environmental liabilities. Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

     We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

9    Segment and geographical information

Consolidated net income and principal assets are reconciled as follows:

                                                                                                         2001
                              -------------------------------------------------------------------------------
                                                                         Holdings
                                                          -----------------------
                                                            Pulp
                                            Non              and
                              Ferrous   ferrous  Logistic  paper  Aluminum  Steel  Eliminations  Consolidated
                              -------   -------  --------  -----  --------  -----  ------------  ------------
RESULTS
Revenues - Export ...........     949        44     10          -       68      -          (377)         694
Revenues - Domestic .........     216        17     81          1        -      -           (22)         293
Cost and expenses ...........    (856)      (48)   (55)         -      (62)     -           392         (629)
Interest revenue ............      41         -      3          -        1      -           (12)          33
Interest expense ............     (70)       (2)    (1)         -        -     (1)           12          (62)
Depreciation ................     (53)       (6)    (6)        (1)       -      -             -          (66)
Pension plan ................      (3)        -      -          -        -      -             -           (3)
Equity ......................      17         -     (3)         -       25     (5)            -           34
Income taxes ................     (17)        -     (1)         -       (1)     -             -          (19)
                                -----      ----   ----      -----     ----   ----         -----        -----
Net income ..................     224         5     28          -       31     (6)           (7)         275
                                =====      ====   ====       ====     ====   ====         =====        =====

Sales classified by geographic destination:
Export market
Latin America ...............      64         -      5          -        7      -           (25)          51
United States ...............      89        13      3          -        -      -           (40)          65
Europe ......................     393        29      2          -       61      -          (143)         342
Middle East .................      43         -      -          -        -      -            (4)          39
Japan .......................     113         1      -          -        -      -           (52)          62
Asia, other than Japan ......     247         1      -          -        -      -          (113)         135
                                -----      ----   ----      -----     ----   ----         -----        -----
                                  949        44     10          -       68      -          (377)         694
Domestic market .............     216        17     81          1        -      -           (22)         293
                                -----      ----   ----      -----     ----   ----         -----        -----
                                1,165        61     91          1       68      -          (399)         987
                                =====      ====   ====       ====     ====   ====         =====        =====

Assets :

Property, plant and equipment,
  net .......................   3,196       287    280         94        -      -             -        3,857
Capital expenditures ........     130         3      9          3        -      -             -          145
Investments in affiliated
  companies and joint ventures
  and other investments,
  net provision for .........     718        28     39          -      306    152             -        1,243
                                =====      ====   ====       ====     ====   ====         =====        =====
losses
Capital employed ............   2,619       293    285         50      (13)    24           413        3,671

NOPLT .......................     241         6     56          -        5      -            (7)         301
ROCE ........................       9%        2%    20%         -        -      -             -            8%


                                                                                                            2002
                              ----------------------------------------------------------------------------------
                                                                            Holdings
                                                          --------------------------
                                                            Pulp
                                            Non              and
                              Ferrous   ferrous  Logistic  paper     Aluminum  Steel  Eliminations  Consolidated
                              -------   -------  --------  -----     --------  -----  ------------  ------------

RESULTS
Revenues - Export ...........     780        41     59         20         84      -          (306)          678
Revenues - Domestic .........     251        19     95          4          -      -           (42)          327
Cost and expenses ...........    (921)      (53)  (112)       147(1)     (77)   109(2)        348          (559)
Interest revenue ............      49         -      1          1          2      -            (5)           48
Interest expense ............     (83)       (3)    (2)         -          -     (1)            5           (84)
Depreciation ................     (53)       (5)    (7)        (2)         -      -             -           (67)
Pension plan ................      (7)       (1)    (1)         -          -      -             -            (9)
Equity and provision for
  losses ....................       7         -    (19)         8         (5)     7             -            (2)
Income taxes                       20         -      -          -          2      -             -            22
                                -----      ----   ----       ----      -----   ----         -----         -----
Net income ..................      43        (2)    14        178          6    115             -           354
                                =====      ====   ====       ====      =====   ====         =====         =====

Sales classified by geographic destination:
Export market
Latin America ...............      53         -      -          -          8      -           (21)           40
United States ...............      53        28     27         14         16      -           (22)          116
Europe ......................     300         5     22          6         48      -          (103)          278
Middle East .................      37         6      2          -          -      -            (2)           43
Japan .......................     131         1      5          -         12      -           (64)           85
Asia, other than Japan ......     206         1      3          -          -      -           (94)          116
                                -----      ----   ----       ----      -----   ----         -----         -----
                                  780        41     59         20         84      -          (306)          678
Domestic market .............     251        19     95          4          -      -           (42)          327
                                -----      ----   ----       ----      -----   ----         -----         -----
                                1,031        60    154         24         84      -          (348)        1,005
                                =====      ====   ====       ====      =====   ====         =====         =====

Assets :

Property, plant and
  equipment, net ............   2,849       292    356        135          -      -             -         3,632
Capital expenditures ........      99        14      1          -          -      -             -           114
Investments in affiliated
  companies and joint
  ventures and other
  investments, net provision
  for losses ................     479        28    164        184        240    207             -         1,302
                                =====      ====   ====       ====      =====   ====         =====         =====
Capital employed                2,778       275    352        142        (11)   (1)            14         3,549

NOPLT                             334        12     37          5          9      -             -           397
ROCE                               12%        4%    11%         4%         -      -             -            11%


(1) - Includes $170 profit on sale of Bahia   - BSC Sul Celulose S.A.
(2) - Includes $107 profit on sale of Companhia Siderurgica Nacional - CSN

For more information on segments see the segment disclosures included in our consolidated financial statements for the year ended December 31, 2001.

10   Derivative financial instruments

     Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

     We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

     As from January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $3 as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.

     For the three month periods ended March 31, 2002 and 2001 the movement of unrealized and realized gains or losses on derivative financial instruments is as follows:

                                                                                       Net Gains (losses)
                                                              ------------------------------------------
                                                                         Interest
                                                              Gold   rates (libor)   Currencies    Total
                                                              ----   -------------   ----------    -----
Initial unrealized gains and losses at January 1, 2001 .....     9            (8)          (4)        (3)

Change in the period .......................................    10           (13)          (4)        (7)

(Gains) and losses realized in the period ..................    (3)            1            1         (1)
                                                              ----          ----         ----       ----
Unrealized gains and (losses) at March 31, 2001 ............    16           (20)          (7)       (11)
                                                              ====          ====         ====       ====

Unrealized gains and losses at January 1, 2002 .............     7           (36)          (4)       (33)

Change in the period .......................................   (10)           18           (2)         6

(Gains) and losses realized in the period ..................     1            (7)           -         (6)
                                                              ----          ----         ----       ----
Unrealized gains and (losses) at March 31, 2002 ............    (2)          (25)          (6)       (33)
                                                              ====          ====         ====       ====

Realized and unrealized gains and losses are included in our income statement under the following captions:

Gold - other operating costs and expenses;
Interest rates - financial expenses;
Currencies - foreign exchange and monetary losses, net.

Final maturity dates for the above instruments are as follows:

Gold .......................................................      December 2005
Interest rates (libor) .....................................      October 2007
Currencies .................................................      April 2005

(a)  Interest Rate and Exchange Rate Risk

     Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect overselves against fluctuations in the LIBOR rate.

     There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

     With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation. From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the three months ended March 31, 2002 and 2001 our use of such instruments was not significant.

(b)  Commodity Price Risk

     We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

     In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

     Our affiliates Albras and Alunorte manage the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for both affiliates using the equity method.

     In December 2000, we introduced a new risk management system to evaluate, measure and manage the market risk associated with our financial activities, using the value-at-risk - VAR method. VAR incorporates a variety of risk factors which affect our results, including commodity prices, interest and exchange rate volatilities, as well as the correlation between all these variables.

11   Long-term Debt

     On March 8, 2002, we issued $300 of 8.625% Enhanced Guaranteed Notes due March 8, 2007.

     In March 2002, the BNDES sold shares it held in CVRD and at March 31,2002 was no longer considered a related party.

12   Subsequent events

(a) On May 8, 2002 we signed a purchase agreement to acquire the remaining 50% of Salobo Metais S.A.'s outstanding common stock for $51. The acquisition is still subject to the implementation of the usual conditions in this type of transaction.

(b) On April 29, 2002 an increase in capital of $235, without issue of new shares, was approved by the shareholders as a result of a transfer from appropriated retained earnings.

                                                                         Item 3


logo BR GAAP    logo Companhia
                     Vale do Rio Doce

BOVESPA: vale3,  vale5,
NYSE:    RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br

CVRD
Investor Relations:
Roberto Castello Branco
Andreia Reis
Daniela Tinoco
Barbara Geluda
Rafael Azevedo
Tel: (5521) 3814-4540
rio@cvrd.com.br


Press Release 1Q02

COMPANHIA VALE DO RIO DOCE
FIRST QUARTER PERFORMANCE IN 2002

The results of CVRD reported in this press release refer to the Parent Company only and were calculated according to general accepted accounting principles in Brazil (Brazilian GAAP).

Rio de Janeiro, May 15, 2002 - For the first quarter of 2002, Companhia Vale do Rio Doce (CVRD) has presented a very solid performance, reporting net earnings of R$ 738 million. Net earnings including exceptional non recurrent items as provisions for losses on equity investments, was R$ 633 million, the equivalent of R$ 1.65 per share.

Gross operating revenues totalled R$ 1.601 billion and cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization), amounted to R$ 728 million. EBITDA margin, the ratio between EBITDA and net revenue, was 47.2%, confirming CVRD's capacity for converting revenues into operating profit and reflecting its operational excellence. These results were obtained in a scenario of appreciation of the Brazilian real against the US dollar and were not positively affected by non recurrent items, as capital gains from asset sales. The exchange rate volatility contributed negatively to the revenue, EBITDA and net income generation.

This is the first time that CVRD releases consolidated quarterly financial information in US GAAP. The US GAAP figures are being released simultaneously to Parent Company's quarterly financial statements in Brazilian GAAP. Consolidated adjusted net earnings, according to the US GAAP method, amounted to US$ 304 million, and EBITDA totaled US$ 444 million.

Sales volume of iron ore and pellets in the Parent Company amounted to 33.663 million tons, almost the same as 4Q01, despite an unfavourable seasonal effect, as the first quarter use to be the weaker quarter of the year. Consolidated sales reached 38.019 million tons.

Capital expenditures reached US$ 157.6 million. Investment in greenfield (Sao Luis, Sossego, and hydroelectric power plants) and brownfield projects ( Gongo Soco iron ore mine, Taquari-Vassouras potash mine, and pier III at Ponta da Madeira port) amounted to US$ 81.1 million. The expected rate of return on these projects are much than the Company's weighted average cost of capital. Therefore, they will contribute in the near future to shareholder value creation.
                                                                              1

RELEVANT EVENTS

On the completion of CVRD's global offering of common shares belonging to the Brazilian Federal Government and the BNDES, a US$ 1.9 billion transaction, the Company's capital free float has risen to 58.5%. CVRD's common shares began trading on the New York Stock Exchange (NYSE) on March 21, 2002, as ADRs level III, with ticker symbol RIO. As consequence of this successful deal, there was a surge in liquidity of CVRD shares traded on BOVESPA and NYSE.

In March, CVRD successfully completed a US$ 300 million 5-year bond issue with a spread of 455 basis points over US Treasuries. Despite the rise seen over the last few weeks in the Emerging Market Bond Index Brazil (EMBI Brazil), which reflects Brazilian sovereign debt spreads, bonds issued by CVRD continue to trade above their initial issue price, reflecting the confidence of capital markets in the Company's solid financial situation.

The construction works for development of the Sossego copper mine started this quarter. Sossego is expected to be commissioned in 2004 to produce 140,000 tons of copper concentrate and 3 tons of gold per year.

In May, CVRD acquired the stake owned by Anglo American plc in Salobo Metais for US$ 50.9 million, so obtaining full ownership of the company. The pre-feasibility study for the Salobo copper project is due to be completed by the end of 2002.

The Sao Luis pellet plant was inaugurated in March and has a nominal production capacity of 6 million tpy. The plant is still in the experimental operational phase and is expected to begin commercial production in June this year, being a new cash generation source for the Company.

CVRD has signed a co-operation agreement with Nucor, the largest steelworks in the US, with a view to jointly exploiting opportunities in the production of metallics.

SHORT TERM PROSPECTS

There are growing indications of the start of a synchronized global recovery, with the exception of Japan, although it is expected to be lower than the recovery seen in 1999.

In the USA, Europe and Emerging Asia, leading indicators of economic activity, growing consumer and business confidence levels and the behavior of industrial output, all suggest that global economic conditions are on the road to recovery, which will have positive implications for ore and metal demand. In Brazil's case, despite the fact that economic recovery is proceeding more slowly than previously predicted, there is no doubt that it is nonetheless happening.

Global production of crude steel, as reported by the International Iron and Steel Institute (IISI), increased by 2.1% in 1Q02 compared to the same period in the previous year. The most notable growth was seen in Asia, where production expanded by 10.7%, more than compensating for the cutback in other regions, such as the European Union (- 5%) and North America (- 4.8%). Production in China was up by a substantial 26%, Taiwan 6.8%, and South Korea 2.9%, while production in Japan was down by 3.1%.

In 1Q02, imports by China, totaling 23.8 million tons, were up 21.9% yoy, helping to sustain strong demand for iron ore.

Signs of recovery in the demand for pellets began to appear earlier than expected, leading CVRD to alter its original production plans for 2002. Basically, it will no longer be necessary to shut down production at the Company's pellet plants over the next quarters to avoid accumulation of inventories, even with the Sao Luis pellet plant coming fully on stream in June this year.

The US Geological Survey leading indicator of non ferrous metals prices, which usually anticipates commodity prices three quarters ahead, has been showing rises in recent months, despite the growth in inventory levels. As a matter of fact, metals prices area already recovering since November 2001, but a stronger recovery is expected to take place in 2H02.

Persistently low nominal interest rates have led gold prices to appreciate significantly, and these are expected to remain around US$ 300 per troy ounce for the short term.

SALES VOLUME AND REVENUES

Iron ore and pellet sales volume in 1Q02, despite the seasonality, which usually means that the first quarter is the weakest for the year, was very high. The Parent Company sold 33.663 million tons of iron ore and pellets, exceeding the volume sold in 1Q01 by 11.6% and practically the same as that sold in the previous quarter - 33.815 million tons. Parent Company sales volume covers its shipments of iron ore and pellets, including the sale of pellet feed to the pelletizing joint ventures (Nibrasco, Itabrasco, Hispanobras and Kobrasco).

Sales of ore fines accounted for 80.3% of iron ore and pellets shipments, lumps 10%, and pellets 9.7%. In the quarter, the Parent Company acquired 1.769 million tons of pellets from the pelletizing joint ventures, compared to 2.729 million in 4Q01.

Consolidated sales volumes of iron ore and pellets amounted to 38.019 million tons compared to 38.660 million tons in 4Q01 and 33.066 million tons in 1Q01. These sales affect the results of the Parent Company either directly or indirectly through equity income.

                     CONSOLIDATED SALES OF IRON ORE AND PELLETS

                                                                thousand tons
                                       --------------------------------------
Iron Ore                                    1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
  Parent Company                           21,394        25,294        25,787
  Samitri*                                  3,657          --            --
  Samarco *                                   195           272           336
  Urucum *                                    162           186           233
  Ferteco *                                  --           3,639         2,503
  MBR *                                      --            --           1,384
  QCM *                                      --            --              68
                                       ----------    ----------    ----------
Total                                      25,408        29,391        30,311
                                       ==========    ==========    ==========

Pellets                                     1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
  Parent Company + JVs                      5,816         5,626         5,279
  Samarco *                                 1,470         1,121         1,315
  Ferteco *                                  --           2,130           619
  GIIC *                                      372           392           412
  QCM *                                      --            --              83
Total                                       7,658         9,269         7,708
                                       ----------    ----------    ----------
Total                                      33,066        38,660        38,019
                                       ==========    ==========    ==========

* sales attributed in proportion to size of stake held by CVRD
JVs: Nibrasco, Itabrasco, Hispanobras and Kobrasco
Samitri: acquired on May 30, 2000 and consolidated into CVRD on October 1, 2001
Samarco: acquired on May 30, 2000
GIIC: acquired on October 9, 2000
Ferteco: acquired on April 27, 2001
MBR and QCM: Caemi acquired on December 07,  2001

If we were to disregard the volume attributed to CVRD's stake in Caemi - Mineracoes Brasileiras Reunidas (MBR) and Quebec Cartier Mining Company (QCM) - whose acquisition was concluded in December 2001, the volume shipped amounted to 36.484 million tons, up 10.3% in relation to 1Q01 and 5.6% lower than in 4Q01. The fall in volume shipped in 1Q02 compared to 4Q01, of 2.176 million tons, is explained by the 2.647 million ton drop in Ferteco's sales. The Parent Company, together with all the other subsidiaries and affiliates, as shown in the table above, presented a higher sales volumes compared to 4Q01.

Some 85% of iron ore and pellets shipments were exported. Sales of iron ore amounted to 30.311 million tons, while sales of pellets totalled 7.708 million tons.

Sales of manganese ore by subsidiaries Sibra and Urucum, amounted to 345,200 tons, compared to 306,700 tons in 4Q01. Shipments to international markets accounted for 88.2% of sales in 1Q02. Sales of ferro-alloys, by Sibra, CPFL, RDME and Urucum, totaled 96,700 tons, down 3.4% on 4Q01.

Sales of gold amounted to 115,400 ounces in 1Q02, compared to 141,100 in 4Q01 and 108,300 in 1Q01.

General cargo (products other than iron ore and pellets) transported by railroad, measured in net ton kilometres (ntk), amounted to 5.2 billion ntk (Vitoria a Minas 2.7 billion ntk, Carajas 665 million ntk and Centro-Atlantica
1.8 billion ntk). This performance was practically the same as in 4Q01 and 5.4% higher than 1Q01. General cargo handling in the ports and maritime terminals of CVRD was 12.7% down compared to 4Q01, but 9.1% higher than in 1Q01.


                     GENERAL CARGO RAILROAD TRANSPORTATION
                                                                 million ntk
                                            --------------------------------
                                            1Q 01        4Q 01        1Q 02
                                            -----        -----        -----
EF Vitoria a Minas                          2,643        2,791        2,737
EF Carajas                                    356          423          665
                                            -----        -----        -----
Total Parent Company                        2,999        3,214        3,402
                                            =====        =====        =====

Ferrovia Centro Atlantica                   1,962        1,993        1,829
                                            -----        -----        -----
Total                                       4,961        5,207        5,231
                                            =====        =====        =====

The end of power rationing resulted in a recovery in alumina and aluminum sales. Alunorte sold 439,000 tons of alumina in 1Q02, up 8.4% in relation to the previous quarter and up 20.9% on 1Q01. Albras shipped 88,000 tons in 1Q02, 25.7% more than in 4Q01. Sales of Valesul amounted to 21,000 tons, compared to 16,000 tons in 4Q01.

Gross operating revenues amounted to R$ 1.601 billion, 82.8% of which was either denominated in, or linked to, the US dollar. Exports accounted for 62.8% of sales. Besides the Brazilian market, the main markets for CVRD's products were Europe (25.9%) and Asia (23.7%).

Due to growing exports of iron ore to China, which were up 29.4% in relation to 4Q01 and 41.9% compared to 1Q01, the percentage of Parent Company revenue from sales to that country of 9.7% exceeded that to Japan, 7.7%. In volume terms, in 1Q02 China accounted for 13% of pellets and iron ore sales, compared to Japan's 11%, Germany's 10% and South Korea's 6%.

Iron ore sales rose as a percentage of total revenue, from 59.2% in 4Q01 to 61.8% in 1Q02. Pellet sales accounted for 15.4% of total revenues, while transportation represented 14.3%.

                                 GROSS REVENUE - PARENT COMPANY
                                                                      million R$
                          ------------------------------------------------------
                          1Q 01         %      4Q 01        %    1Q 02         %
                          -----      ----      -----     ----    -----      ----
Iron Ore                    759      55,2      1.071     59,2      989      61,8
Pellets                     235      17,1        305     16,9      246      15,4
Gold                         57       4,1         99      5,5       80       5,0
Railroads                   210      15,3        210     11,6      188      11,7
Ports                        50       3,6         60      3,3       42       2,6
Potash                       38       2,8         34      1,9       38       2,4
Others                       26       1,9         31      1,6       18       1,1
                          -----      ----      -----     ----     -----     ----
Total                     1.375       100      1.810      100     1.601      100
                          =====      ====      =====     ====     =====     ====

EARNINGS STABILITY

Net earnings on 1Q02, excluding non recurrent exceptional items, was R$ 738 million. Such items, amounting to R$ 76 million, include provisions for losses on equity investments (Docepar - R$ 56 million, FCA - R$ 37 million, Valepontocom - R$ 15 million) and the reversion of provision for contingencies (R$ 32 million).

1Q02 earnings were negatively affected by the volatility of the Real/US dollar exchange rate, through its impact on net operating revenues and monetary variation.

Net earnings including non recurrent exceptional items was R$ 633 million, in line with the R$ 639 million reached on 4Q01.

The results from subsidiaries and affiliates were up by R$ 92 million, contributing R$ 152 million to quarterly earnings. Iron ore and pellets companies generated a R$ 151 million contribution to earnings, manganese and ferro-alloys contributed R$ 20 million, and aluminum, R$ 65 million, despite the fact that aluminum average prices on the London Metal Exchange remained below US$ 1,400 per ton. Transportation companies contributed with a R$ 76 million loss, mainly because of provisions for tax contingencies made in Docepar.

               RESULTS OF EQUITY INVESTMENTS - BY BUSINESS AREA

                                                                  million R$
                                            --------------------------------
Business Area                               1Q 01        4Q 01         1Q 02
-------------                               -----        -----         -----
Ferrous Minerals
  Iron Ore and Pellets                        103           10           151
  Manganese and Ferro-Alloys                  (19)          16            20
Non-Ferrous Minerals                           (4)          47             5
Transportation                                 37          (31)          (76)
Steel                                         169          (90)           (9)
Pulp and Paper / Fertilizers                    5         (109)           11
Aluminum                                       17          239            65
Others                                         --          (22)          (15)
                                              ---           --           ---
Total                                         308           60           152
                                              ===           ==           ===

The cost of goods sold (COGS), of R$ 852 million, was R$ 64 million lower in relation to 4Q01, due mainly to the R$ 52 million drop in the cost of pellet purchases and a R$ 14 million drop in the price of fuel oil and gas.

                              COST OF GOODS SOLD

                                                                      million R$
                          ------------------------------------------------------
                          1Q 01         %      4Q 01        %    1Q 02         %
                          -----      ----      -----     ----    -----      ----

Personnel                    97      13.8        127     13.9      123      14.4
Materials                    92      13.0        116     12.7      114      13.4
Fuel                         74      10.5         94     10.3       80       9.4
Electrical Energy            18       2.6         29      3.2       27       3.2
Outsourced Services          95      13.5        137     15.0      128      15.0
Acquisition of Products     168      23.8        195     21.3      143      16.8
Depreciation and Depletion  115      16.3        154     16.8      173      20.3
Others                       46       6.5         64      7.0       64       7.5
                          -----     -----       ----     ----     ----      ----
Total                       705       100        916      100      852       100
                          =====     =====       ====     ====     ====      ====

Operational expenses were reduced by a significant R$ 215 million in 1Q02, compared with 4Q01. As well as a cut in operational expenses of R$ 178 million, sales & administrative expenses, and research & development costs were also down.

Monetary variation, reflecting the difference in the exchange rate between the end of 4Q01 and the end of 1Q02, amounted to R$ 443 million and net operating revenues decreased R$ 201 million.


EBITDA OF R$ 728 MILLION

EBITDA generated in 1Q02 amounted to R$ 728 million, 9.5% lower than the R$ 804 million reported in 4Q01. Fluctuations in quarterly EBITDA tended to reflect the volatility in the Brazilian real/US dollar exchange rate. Average Real/US dollar exchange rate has moved from R$ 2.5187/USD in 4Q01 to R$ 2.3801/USD in 1Q02.

The drop in net operating revenues of R$ 201 million, driven by the appreciation in the Brazilian real against the US dollar, was the main reason for the drop in EBITDA, compared with the previous quarter.

Dividends received from subsidiaries and affiliates amounted to R$ 38 million, and non-cash adjustments for non-recurrent exceptional items amounted to R$ 45 million.

Ferrous minerals accounted for 85% of EBITDA in the Parent Company, logistics 10% and non-ferrous minerals (gold and potash) 5%.


INVESTMENTS

Investments carried out in the first quarter of 2002 amounted to US$ 157.6 million. The US$ 81.1 million spent on projects accounted for 51.5% of this sum.

Disbursements on projects in the iron ore area amounted to US$ 43.6 million. US$ 15.5 million was invested in the construction of the Sao Luis pellet plant, US$ 14.3 million on the infrastructure needed for its operation, and US$ 10.7 million on iron ore logistics (locomotives, pier III at the port of Ponta da Madeira and enlargement of the stock yards).

Investments in hydroelectric power plants absorbed US$ 22.3 million: US$ 13.8 million on Aimores, US$ 4.3 million on Candonga, US$ 3.5 million on Funil and the remainder on other projects still in the development phase where construction has yet to begin (Capim Branco I & II and Foz do Chapeco).

Logistics projects required investments of US$ 10 million, while production expansion of the potash mine absorbed US$ 1.6 million.

US$ 3.4 million of capital was injected into Mineracao Serra do Sossego to finance the development of the copper mine.

Investments in mineral prospecting amounted to US$ 5 million, while US$ 3.8 million was spent on information technology and US$ 2.6 million on environmental protection measures.

                                  CAPITAL EXPENDITURES - 1Q 02

By Business Area      US$ million        %    By Category             US$ million         %
-------------------   -----------   ------    ----------------------  -----------    ------
Ferrous Minerals            104.7    66.4%    Equity Investments              3.1      2.0%
Transportation               13.7     8.7%    Maintenance                    60.7     38.5%
Non Ferrous Minerals         12.2     7.7%    Projects                       81.1     51.5%
Energy                       22.7    14.4%    Mineral Exploration             5.0      3.2%
Others                        4.4     2.8%    Environmental Protection        2.6      1.7%
                                              Information Technology          3.8      2.4%
                                              Technological Research          1.3      0.9%
                            -----   -----                                   -----    -----
Total                       157.6   100.0%    Total                         157.6    100.0%
                            =====   =====                                   =====    =====

                         SELECTED FINANCIAL INDICATORS

                                                                   million R$
                                          -----------------------------------
                                            1Q 01         4Q 01         1Q 02
                                          -------       -------       -------
Gross Revenues                              1,375         1,809         1,601
Gross Margin (%)                             46.6          48.9          44.8
Net Income *                                  660           639           633
Net Income per Share (R$)*                   1.71          1.66          1.65
EBITDA                                        689           804           728
EBITDA Margin (%)                            52.2          46.1          47.2
ROE annualized (%)                           24.2          25.9          21.0
Gross Debt (US$ million)                    2,172         2,000         2,566
Net Debt (US$ million)                      1,550         1,722         1,648
Exports (US$ million)                         382           428           427
Investments (US$ million) **                  101           243           158

* net earnings including the effect of exceptional items, non recurrent ** not included acquisitions

                                        NET INCOME

                                                                   million R$
                                                                   ----------
                                                                        1Q 02
                                                                        -----
Excluding Exceptional Non Recurrent Items                                 738
Including Exceptional Non Recurrent Items                                 633

                              FINANCIAL STATEMENT

                                                                   million R$
                                          -----------------------------------
                                          1Q 01           4Q 01         1Q 02
                                       ----------    ----------    ----------
Gross Operating Revenues                    1,375         1,809         1,601
Value Added Tax                               (54)          (64)          (57)
                                       ----------    ----------    ----------
Net Operating Revenues                      1,321         1,745         1,544
                                       ----------    ----------    ----------
Cost of Goods Sold                           (705)         (916)         (852)
Gross Income                                  616           854           692
Gross Margin (%)                             46.6          48.9          44.8
                                       ----------    ----------    ----------
Result of Investment Participation            308            60           152
                                       ----------    ----------    ----------
Equity Income                                 298           150           284
Goodwill Amortization                         (26)          (89)          (66)
Provision for Losses                           25            (1)          (67)
Others                                         11             0             1
                                       ----------    ----------    ----------
Operating Expenses                           (185)         (407)         (192)
                                       ----------    ----------    ----------
Selling                                       (25)          (33)          (28)
General & Administrative                      (56)         (123)          (99)
Research and Development                      (20)          (30)          (22)
Others                                        (84)         (221)          (43)
Financial Results                            (388)          385           (50)
Financial Expenses                            (96)          (95)         (106)
Financial Revenues                             39            13            32
Monetary Variation                           (331)          467            24
                                       ----------    ----------    ----------
Operating Income                              351           867           602
                                       ----------    ----------    ----------
Discontinued Operations                       242            --            --
Income Taxes                                   67          (228)           31
                                       ----------    ----------    ----------
Net Income*                                   660           639           633
                                       ----------    ----------    ----------
Net Income per Share (R$)*                   1.71          1.66          1.65
                                       ==========    ==========    ==========

* net earnings including the effect of exceptional items, non recurrent


                                 BALANCE SHEET

                                                                   million R$
                                       --------------------------------------
                                          1Q 01           4Q 01         1Q 02
                                       ----------    ----------    ----------
Assets
Current Assets                              4,673         3,990         4,986
Long Term Assets                            1,989         2,506         2,562
Permanent Assets                           13,134        15,928        16,283
                                       ----------    ----------    ----------
Total                                      19,796        22,425        23,831
                                       ----------    ----------    ----------
Liabilities and Stockholders' Equity
Current Liabilities                         3,244         3,623         4,649
Long Term Liabilities                       5,654         7,036         7,099
Shareholders' Equity                       10,898        11,767        12,083
Capital                                     3,000         4,000         4,000
Reserves                                    7,898         7,767         8,083
                                       ----------    ----------    ----------
Total                                      19,796        22,425        23,831
                                       ==========    ==========    ==========

                         SALES VOLUMES - PARENT COMPANY

                                                                thousand tons
                                       --------------------------------------
IRON ORE AND PELLETS                        1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
Foreign Market                             20,418        24,154        24,479
                                       ----------    ----------    ----------
Southern System                             7,978        11,548        13,628
                                       ----------    ----------    ----------
Fines                                       4,379         7,672        10,409
Lump                                          554           843           656
Pellets                                     3,045         3,033         2,563

Northern System                            12,440        12,606        10,851
                                       ----------    ----------    ----------
Fines                                      11,450        11,299         9,746
Lump                                          990         1,307         1,105

Domestic Market                             9,757         9,661         9,184
                                       ----------    ----------    ----------
Southern System                             8,504         8,751         8,296
                                       ----------    ----------    ----------
Fines                                       7,218         6,956         6,651
Lump                                          702           996           924
Pellets                                       584           799           721

Northern System                             1,253           910           888
                                       ----------    ----------    ----------
Fines                                         465           117           210
Lump                                          788           793           678

Iron Ore                                   26,546        29,983        30,379
                                       ----------    ----------    ----------
Fines                                      23,512        26,044        27,016
Lump                                        3,034         3,939         3,363
                                       ----------    ----------    ----------
Pellets                                     3,629         3,832         3,284
                                       ----------    ----------    ----------
Total                                      30,175        33,815        33,663
                                       ==========    ==========    ==========

OTHER PRODUCTS AND SERVICES                 1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
Gold (Kg)                                   3,367         4,390         3,591
                                       ----------    ----------    ----------
Foreign Market                              3,367         4,390         3,591
Domestic Market                                --            --

Manganese                                     161           202            --
                                       ----------    ----------    ----------
Foreign Market                                 77            77            --
Domestic Market                                84           125            --

Potash                                        133            95           113
                                       ----------    ----------    ----------
Transportation Services                    25,966        20,204        18,775
                                       ----------    ----------    ----------
Railroads                                  16,611        13,640        13,258
                                       ----------    ----------    ----------
Southern System                            15,223        12,078        11,574
Northern System                             1,388         1,562         1,684
                                       ----------    ----------    ----------
Port Services                               9,355         6,564         5,517
                                       ----------    ----------    ----------
Southern System                             8,940         5,974         4,745
Northern System                               415           590           772

                  IRON ORE AND PELLETS SALES - PARENT COMPANY

                                                                 million tons
                                       --------------------------------------
FOREIGN MARKET                              1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
ASIA
China                                         3.1           3.4           4.4
South Korea                                   1.5           1.3           2.1
Philippines                                   0.4           0.5           0.6
Japan                                         4.3           4.4           3.7
Taiwan                                        0.8           0.6           0.4
Others                                        0.1           0.6            --
                                       ----------    ----------    ----------
Total                                        10.2          10.8          11.2
                                       ----------    ----------    ----------
EUROPE
Germany                                       2.2           2.9           3.4
Spain                                         0.6           1.0           0.8
France                                        0.6           1.1           1.3
Italy                                         1.2           1.4           1.0
United Kingdom                                0.4           0.5           0.7
Others                                        2.0           3.4           2.9
                                       ----------    ----------    ----------
Total                                         7.0          10.3          10.1
                                       ----------    ----------    ----------
AMERICAS
Argentina                                     0.5           0.5           0.4
United States                                 0.9           0.6           0.9
Others                                        0.3           0.2           0.3
                                       ----------    ----------    ----------
Total                                         1.7           1.3           1.6
                                       ----------    ----------    ----------
AFRICA/MIDDLE EAST /
  AUSTRALASIA
Bahrain                                       0.3           0.3           0.8
Others                                        1.2           1.4           0.8
                                       ----------    ----------    ----------
Total                                         1.5           1.7           1.6
                                       ----------    ----------    ----------
TOTAL                                        20.4          24.1          24.5
                                       ==========    ==========    ==========

DOMESTIC MARKET                             1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
Steel Mills                                   4.8           5.3           5.1
Affiliated Pelletizing
  Companies                                   5.0           4.4           4.0
                                       ----------    ----------    ----------
Total                                         9.8           9.7           9.1
                                       ----------    ----------    ----------
TOTAL                                        30.2          33.8          33.6
                                       ==========    ==========    ==========

ORIGIN                                      1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
Northern System                              13.7          13.5          11.7
Southern System                              16.5          20.3          21.9
                                       ----------    ----------    ----------
TOTAL                                        30.2          33.8          33.6
                                       ==========    ==========    ==========


                     AVERAGE PRICE OF IRON ORE AND PELLETS

                                                                      US$/ton
                                       --------------------------------------
DESTINATION                                 1Q 01         4Q 01         1Q 02
                                       ----------    ----------    ----------
Iron Ore - Foreign Market                   15.03         14.69         14.51
Iron Ore - Domestic Market                  12.53         12.28         11.64
Pellets                                     29.21         29.17         28.81

                                 EQUITY INCOME

                                                                     million R$
                                   --------------------------------------------
COMPANY/PARTICIPATION                 %          1Q 01        4Q 01       1Q 02
                                   ------       ------       ------      ------
DOCENAVE                           100.00           39          (29)         17
ALUVALE                             94.74            8          222          62
FLORESTAS RIO DOCE                  99.85            1            2           3
RDE                                 99.80           74          (55)         34
ITACO                               99.99           77         (133)         72
DOCEGEO                             99.99           --           --          --
RDI                                100.00           --           (1)         --
TACUMA (FCA)                       100.00           --           --          --
URUCUM                             100.00            2           (5)          8
TERM.VILA VELHA                     99.89           --            1          --
NORPEL                              99.90           --            1           1
PARA PIGMENTOS                      75.50           --           --           5
SAMITRI                            100.00            9           --          --
VALEPONTOCOM                       100.00           --           --         (16)
SIBRA                               99.21           (6)          51          33
ZAGAIA (FERTECO)                   100.00           --           50          29
BELEM                               99.99           --            9           2
KSG                                 99.99           --            1          --
CELMAR                              85.00           --          (56)         --
BRASAMERICAN LIMITED                99.70           --           (2)          1
BRASILUX                           100.00           --           (2)         --
                                                ------       ------      ------
Total from SUBSIDIARIES                            204           54         251
                                                ------       ------      ------

MSG                                 51.00            1          --             1
CST                                 22.85          (12)          27          (3)
NIBRASCO                            51.00            2            2          (2)
FOSFERTIL                           10.96            1            8           4
HISPANOBRAS                         50.89            3            2           3
ITABRASCO                           50.90            1            2           1
NOVA ERA SILICON                    49.00           --            2           1
USIMINAS                            11.46           --           (2)          1
KOBRASCO                            50.00           (6)           7           2
FERROBAN                            18.74           (4)         (11)         (4)
CSN                                    --          108           --          --
SAMARCO                             50.00           --           59          29
                                                ------       ------      ------
Total from AFFILIATES                               94           96          33
                                                ======       ======      ======
Total from EQUITY INCOME                           298          150         284
                                                ======       ======      ======

                                      %          1Q 01        4Q 01       1Q 02
                                   ------       ------       ------      ------
PROVISION FOR LOSSES
VALEPONTOCOM                       100.00           --          (18)         --
KOBRASCO                            50.00           --           19          --
CIA.FERROV.NORDESTE                 30.00           --           --          (2)
DOCEPAR                            100.00           25           --         (59)
FCA                                 45.65           --           11          (6)
PARA PIGMENTOS                      75.50           --           46          --
CELMAR                              85.00           --          (59)         --
                                                ------       ------      ------
Total from PROVISION FOR LOSSES                     25           --         (67)
                                                ======       ======      ======

COMPANY/PARTICIPATION                 %          1Q 01        4Q 01       1Q 02
                                   ------       ------       ------      ------
GOODWILL AMORTIZATION
FCA                                 45.65           --           (9)        (31)
GIIC                                50.00           --           --          --
PARA PIGMENTOS                      75.50           (4)          --          --
RDME                               100.00           --           (9)         --
CPFL                                91.87           --           (3)         (1)
SIBRA                               99.21          (20)         (19)        (19)
USIMINAS                            11.46           (2)         (49)         --
CAEMI                               16.82           --           --         (13)
BELEM                               99.99           --           --          (2)
Total from GOODWILL AMORTIZATION                   (26)         (89)        (66)

Gain on assets disposal and dividends               11            1           1
                                                ------       ------      ------
Total                                              308           60         152
                                                ======       ======      ======

EQUITY PARTICIPATION ON DOCENAVE     %           1Q 01        4Q 01       1Q 02
                                   ------       ------       ------      ------
NAVEDOCE/Seamar                    100.00            7          (12)         --
Own operations                     100.00           --           55          15
NAVEDOCE/Seamar
  (G/L Foreign Exchange)           100.00           32          (73)          2
                                                ------       ------      ------
Total Docenave                                      39          (30)         17
                                                ======       ======      ======

EQUITY PARTICIPATION ON ALUVALE       %          1Q 01        4Q 01       1Q 02
                                   ------       ------       ------      ------
ALUNORTE                            45.58          (21)          65           5
MRN                                 40.00           15           40          10
ALBRAS                              51.00           (1)         112          39
VALESUL                             54.51            4            4           3
Equity on Alunorte                                  --            1           1
Own operations                                      11           12           7
                                                ------       ------      ------
Total Aluvale                                        8          234          65
                                                ======       ======      ======

EQUITY INCOME ON ITACO                %          1Q 01        4Q 01       1Q 02
US$ million                        ------       ------       ------      ------

CSI                                 50.00           (1)          --          --
RDL                                100.00            1            1           2
RDA                                100.00           --           --          --
RDME                               100.00           (2)           4          (1)
CSN Aceros                          62.50           --           (1)         --
Caemi                               16.82           --           --           3
Aluvale                              5.26           --            5           1
GIIC                                50.00            1            2           2
CVRD Overseas                      100.00            5           11          10
Quadrem                              9.00           --           (2)         --
Own operations                                       6           57          13
G/L Exchange                                        25         (111)          1
                                                ------       ------      ------
Total Itaco                                         35          (34)         31
                                                ======       ======      ======

EQUIVALENCIA NA ZAGAIA                %          1Q 01        4Q 01       1Q 02
                                   ------       ------       ------      ------
Ferteco                            100.00           --           42          29
MRS                                 10.48           --            8          --
                                                ------       ------      ------
Total Zagaia                                         0           50          29
                                                ======       ======      ======

           IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                   million R$
                                         --------      --------       -------
HISPANOBRAS                                 1Q 01         4Q 01         1Q 02
                                         --------      --------       -------
Sales (thousand tons)                         832           998           907
Foreign Market                                312           148           487
Domestic Market                               520           850           420
Average Price (US$/ton)                     30.65         31.12         31.38

Net Operating Revenues                         52            79            67
Cost of Goods Sold                            (45)          (64)          (58)
Financial Results                               2            (5)            1
Net Earnings                                    6             4             5
Gross Margin (%)                             13.5          19.0          13.4
EBITDA                                          9            14            11
EBITDA Margin (%)                            17.3          17.7          16.4

NIBRASCO                                    1T 01         4T 01         1T 02
                                         --------      --------       -------
Sales (thousand tons)                       2,010         1,371         1,000
Foreign Market                                806           432           407
Domestic Market                             1,204           939           593
Average Price (US$/ton)                     30.31         27.90         30.39

Net Operating Revenues                        123            99            71
Cost of Goods Sold                           (107)          (88)          (70)
Financial Results                               1             0            (2)
Net Earnings                                    3             7            (4)
Gross Margin (%)                             13.0          11.1           1.4
EBITDA                                          9            17             5
EBITDA Margin (%)                             7.3          17.2           7.0

ITABRASCO                                   1T 01         4T 01         1T 02
                                         --------      --------       -------
Sales (thousand tons)                         775           995           877
Foreign Market                                497           700           644
Domestic Market                               278           295           233
Average Price (US$/ton)                     31.19         31.90         31.35

Net Operating Revenues                         49            80            66
Cost of Goods Sold                            (46)          (60)          (57)
Financial Results                               3            (6)           (1)
Net Earnings                                    2             4             2
Gross Margin (%)                              6.1          25.0          13.6
EBITDA                                          2            16             8
EBITDA Margin (%)                             4.1          20.0          12.1

           IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                   million R$
                                         ------------------------------------
KOBRASCO                                    1Q 01         4Q 01         1Q 02
                                         --------      --------       -------
Sales (thousand tons)                         981         1,068           856
Foreign Market                                561           558           436
Domestic Market                               420           510           420
Average Price (US$/ton)                     30.79         31.20         31.69

Net Operating Revenues                         61            85            64
Cost of Goods Sold                            (47)          (67)          (50)
Financial Results                             (32)           41            (4)
Net Earnings                                  (12)           53             3
Gross Margin (%)                             23.0          21.2          21.9
EBITDA                                         16            19            15
EBITDA Margin (%)                            26.2          22.4          23.4
Net Debt (in US$ million)
- Short Term                                   --            --            --
- Long Term                                   128           129           150
                                         --------      --------       -------
Total                                         128           129           150
                                         ========      ========       =======

SAMARCO                                     1T 01         4T 01         1T 02
                                         --------      --------       -------
Sales (thousand tons)                       3,399         2,571         3,301
Average Price (US$/ton)                     28.83         29.55         28.48

Net Operating Revenues                        198           208           213
Cost of Goods Sold                            (96)         (103)         (109)
Financial Results                             (64)           51           (15)
Net Earnings                                    8           117            58
Gross Margin (%)                             51.5          50.5          48.8
EBITDA                                         93            91            93
EBITDA Margin (%)                            47.0          43.8          43.7
Net Debt (in US$ million)
- Short Term                                  170           167           154
- Long Term                                   127           109            93
                                         --------      --------       -------
Total                                         297           276           247
                                         ========      ========       =======

FERTECO                                     1T 01         4T 01         1T 02
                                         --------      --------       -------
Sales (thousand tons)                         n.a         4,352         3,259
Foreign Market                                n.a         3,653         2,470
Domestic Market                               n.a           699           789
Average Price (US$/ton)                       n.a         16.83         15.96

Net Operating Revenues                        n.a           187           127
Cost of Goods Sold                            n.a          (139)          (85)
Financial Results                             n.a            (7)           (5)
Net Earnings                                  n.a            58            29
Gross Margin (%)                              n.a          25.7          33.1
EBITDA                                        n.a            57            52
EBITDA Margin (%)                             n.a          30.5          40.9
Net Debt (in US$ million)
- Short Term                                  n.a            52            28
- Long Term                                   n.a            94            94
                                         --------      --------       -------
Total                                         n.a           146           122
                                         ========      ========       =======

           IRON ORE AND PELLETS - FINANCIAL INDICATORS - NON AUDITED

                                                                   million R$
                                         ------------------------------------
GIIC*                                       1Q 01         4Q 01         1Q 02
                                         --------      --------       -------
Sales (thousand tons)                         744           785           823

Net Operating Revenues                     28,561        29,031        34,372
Cost of Goods Sold                        (26,112)      (23,004)      (29,486)
Gross Profit                                2,449         6,027         4,886
Other Income                                  610           244           112
S G & A                                    (1,163)       (1,284)       (1,102)
Net Income                                  1,896         4,987         3,896
* financial indicators according to IASC (International Accounting Standards Committee)


ITACO                                       1Q 01         4Q 01         1Q 02
                                         --------      --------       -------
Sales (thousand tons)
Iron Ore                                   10,213        14,254        14,266
Pellets                                     2,128         1,727         1,800
Manganese                                     275           342           246
Bauxite                                       265           283           140
Alumina                                        36            57            33
Aluminum                                       43            32            43

Net Operating Revenues                    344,642       381,037       390,094
Cost of Goods Sold                       (322,102)     (342,010)     (346,965)
Equity Income                               8,025        19,833        16,744
Net Income                                 10,055        81,692        24,743
EBITDA                                     33,453        26,799        37,493

        MANGANESE AND FERRO-ALLOYS - FINANCIAL INDICATORS - NON AUDITED

                                                                   million R$
                                         ------------------------------------
SIBRA                                       1Q 01         4Q 01         1Q 02
                                         --------      --------       -------
Sales - Ferro-alloys (thousand tons)           25            91            29
Foreign Market                                 10            10            10
Domestic Market                                15            81            19
Average Price (US$/ton)                    582.53        314.01        445.67

Sales - Manganese (thousand tons)             211           314           278
Foreign Market                                189           288           242
Domestic Market                                22            26            36
Average Price (US$/ton)                     41.74         49.38         55.11

Net Operating Revenues                         45           104            62
Cost of Goods Sold                            (29)          (64)          (32)
Financial Results                              (5)          (14)           (2)
Net Earnings                                   (6)           49            34
Gross Margin (%)                             35.6          38.5          48.4
EBITDA                                         (5)           47            26
EBITDA Margin (%)                           (11.1)         45.2          41.9
Net Debt (in US$ million)
- Short Term                                   33            24            18
- Long Term                                    41            24            24
                                         --------      --------       -------
Total                                          74            48            42
                                         ========      ========       =======

CPFL                                        1Q 01         4Q 01         1Q 02
                                         --------      --------       -------
Sales (thousand tons)                          34            56            37
Foreign Market                                 18            13            13
Domestic Market                                16            43            24
Average Price (US$/ton)                    533.34        338.37        517.01

Net Operating Revenues                         38            42            39
Cost of Goods Sold                            (26)          (28)          (27)
Financial Results                               0             3             1
Net Earnings                                    5             9            10
Gross Margin (%)                             31.6          33.3          30.8
EBITDA                                          6             0             9
EBITDA Margin (%)                            15.8          --            23.1
Net Debt (in US$ million)
- Short Term                                   12             6             2
- Long Term                                    --            --            --
                                         --------      --------       -------
Total                                          12             6             2
                                         ========      ========       =======

                                                                              19
      ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED

                                                                   million R$
                                         ------------------------------------
MRN                                         1Q 01         4Q 01         1Q 02
                                         --------      --------      --------
Sales (thousand tons)                       2,185         3,175         1,781
Foreign Market                                581           992           485
Domestic Market                             1,604         2,183         1,296
Average Price (US$/ton)                     21.39         21.67         19.46

Net Operating Revenues                         87           154            76
Cost of Goods Sold                            (38)          (65)          (40)
Financial Results                            --              (4)           (2)
Net Earnings                                   37           100            24
Gross Margin (%)                             56.1          57.8          47.4
EBITDA                                         58            99            36
                                         --------      --------      --------
EBITDA Margin (%)                            67.0          64.3          47.4
                                         --------      --------      --------

ALUNORTE                                    1Q 01         4Q 01         1Q 02
Sales (thousand tons)                         363           405           427
Foreign Market                                170           232           222
Domestic Market                               193           173           205
Average Price (US$/ton)                    198.83        167.23        161.55

Net Operating Revenues                        150           172           165
Cost of Goods Sold                           (107)         (140)         (136)
Financial Results                             (98)          126           (11)
Net Earnings                                  (43)          139            10
Gross Margin (%)                             28.7          18.6          17.6
EBITDA                                         51            37            35
EBITDA Margin (%)                            34.0          21.5          21.2
Net Debt (in US$ million)
- Short Term                                 --            --             (60)
- Long Term                                   405           425           455
                                         --------      --------      --------
Total                                         405           425           395
                                         ========      ========      ========

ALBRAS                                      1Q 01         4Q 01         1Q 02
                                         --------      --------      --------
Sales (thousand tons)                          90            70            88
Foreign Market                                 87            66            84
Domestic Market                                 3             4             4
Average Price (US$/ton)                  1,532.90      1,282.77      1,319.81

Net Operating Revenues                        277           232           274
Cost of Goods Sold                           (162)         (147)          171
Financial Results                            (119)          222           (11)
Net Earnings                                   (1)          220            76
Gross Margin (%)                             41.5          36.6         162.4
EBITDA                                        122            90           106
EBITDA Margin (%)                            44.0          38.8          38.7
Net Debt (in US$ million)
- Short Term                                  130           141            30
- Long Term                                   528           450           524
                                         --------      --------      --------
Total                                         658           591           554
                                         ========      ========      ========

      ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED

                                                                   million R$
                                         ------------------------------------
VALESUL                                     1Q 01         4Q 01         1Q 02
-------                                  --------      --------      --------
Sales (thousand tons)                          16            16            21
Foreign Market                                  2             5             9
Domestic Market                                14            11            12
Average Price (US$/ton)                  2,107.06      1,757.16      1,720.97

Net Operating Revenues                         60            67            78
Cost of Goods Sold                            (41)          (50)          (64)
Financial Results                              (3)           (1)           (1)
Net Earnings                                    8             7             6
Gross Margin (%)                             31.5          25.4          17.9
EBITDA                                         17            14            14
EBITDA Margin (%)                            28.5          20.9          17.9
Net Debt (in US$ million)
- Short Term                                   33             1             1
- Long Term                                     3             2             2
-------                                  --------      --------      --------
Total                                          36             3             3
                                         ========      ========      ========



================================================================================
"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange."

                                                                         Item 4


logo BR GAAP    logo Companhia
                     Vale do Rio Doce

BOVESPA: vale3,  vale5,
NYSE:    RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br

CVRD
Investor Relations:
Roberto Castello Branco
Andreia Reis
Daniela Tinoco
Barbara Geluda
Rafael Azevedo
Tel: (5521) 3814-4540
rio@cvrd.com.br


Press Release 1Q02

COMPANHIA VALE DO RIO DOCE
FIRST QUARTER PERFORMANCE IN 2002

The financial and operational information contained in this press release, except whether otherwise indicated, is based on consolidated figures, according to generally accepted accounting principles in the United Sates of America ("US GAAP"). The main subsidiaries of CVRD which form part of these consolidated figures are: RDME, Sibra, Ferteco, Urucum Mineracao, Para Pigmentos, Docenave, Aluvale, Florestas Rio Doce, Celmar, Rio Doce Europa, Itaco and CVRD Overseas.


Rio de Janeiro, May 15, 2002 - For the first quarter of 2002, Companhia Vale do Rio Doce (CVRD) has presented a very solid performance. Net earnings, excluding non-recurrent exceptional items, was US$ 304 million. Net earnings, including non-recurrent exceptional items, was US$ 275 million.

Gross revenues totaled US$ 987 million and cash generation, as measured by EBITDA (earnings before interest, taxes, depreciation and amortization), amounted to US$ 444 million. EBITDA margin, the ratio between EBITDA and net revenue s, amounted to 46.6%, confirming CVRD's capacity for converting revenues into operating profit, given its operational excellence.

These results were obtained against the background of an appreciating Real - against the US dollar - which had an unfavourable influence on the behaviour of revenues, EBITDA and net earnings. At the same time, earnings were not boosted by any non-recurring factors, such as capital gains derived from the sale of assets.

As of March 31, 2002, the Company's cash holdings amounted to US$ 2.008 billion, net debt being US$ 1.778 billion. Net debt was equal to 1.03 times last twelve months EBITDA.

Iron ore and pellet shipments in the first quarter amounted to 38.019 million tons.

Capital expenditure by the Parent Company totalled US$ 157.6 million. Investment in greenfield (Sao Luis, Sossego, and hydroelectric power plants) and brownfield projects (Gongo Soco iron ore mine, Taquari-Vassouras potash mine, and port facilities) amounted to US$ 81.1 million.

RELEVANT EVENTS

On the completion of the global offering of CVRD's common shares belonging to the Brazilian Federal Government and the BNDES, a US$ 1.9 billion transaction, the Company's capital free float rose to 58.5%, 69% of this being held by foreign investors. CVRD's common shares began trading on the New York Stock Exchange (NYSE) on March 21, 2002, in the form of ADRs level III, ticker code RIO. As consequence of this successful deal, there was a surge in liquidity of CVRD shares traded on Bovespa and NYSE.

In March, CVRD successfully completed a US$ 300 million 5-year bond issue with a spread of 455 basis points over US Treasuries . Despite the rise seen over the last few weeks in the Emerging Market Bond Index Brazil (EMBI Brazil), which reflects Brazilian sovereign debt spreads, bonds issued by CVRD continue to trade above their initial issue price, reflecting the confidence of capital markets in the Company's solid financial situation.

The Sao Luis pellet plant was inaugurated in March and has a production capacity of 6 million tpy. The plant is still in the experimental operational phase, expected to begin commercial production in June this year, thus constituting a new cash generation platform for the Company.

The construction works for development of the Sossego copper mine started this quarter. Sossego is expected to be commissioned in 2004 to produce 140,000 tons of copper concentrate and 3 tons of gold per year.

In May, CVRD acquired the stake owned by Anglo American plc in Salobo Metais for US$ 50.9 million, so obtaining full ownership of the company. The pre-feasibility study for the Salobo copper project is due to be completed by the end of 2002.

CVRD has signed a co-operation agreement with Nucor, the largest steelworks in the US, with a view to jointly exploiting opportunities in the production of metallics.


SHORT TERM PROSPECTS

There are growing indications of the start of a synchronized global recovery, with the exception of Japan, although it is expected to be slower than the recovery seen in 1999.

In the USA, Europe and Emerging Asia, leading indicators of economic activity, growing consumer and business confidence levels and the behavior of industrial output, all suggest that the global economy is on the road to recovery, which will have positive implications for ore and metal demand. In Brazil's case, despite the fact that economic recovery is proceeding more slowly than previously predicted, there is no doubt that it is nonetheless happening.

Global production of crude steel, as reported by the International Iron and Steel Institute (IISI), increased by 2.1% in 1Q02 compared to the same period in the previous year. The most notable growth was seen in Asia, where production expanded by 10.7%, more than compensating for the cutback in other regions, such as the European Union (-5%) and North America (-4.8%). Production in China was up by a substantial 26%, Taiwan 6.8%, and South Korea 2.9%, while production in Japan was down by 3.1%.

1Q02 imports by China, totalled 23.8 million tons, and were up 21.9% yoy , helping to sustain the strong demand for iron ore.

Signs of recovery in the demand for pellets began to appear earlier than expected, leading CVRD to alter its original production plans for 2002. Basically, it will no longer be necessary to shut down production at the Company's pellet plants over the next quarters to prevent accumulation of inventories, even with the Sao Luis pellet plant coming fully on stream from the beginning of June this year.

The US Geological Survey leading indicator of non ferrous metals prices, which usually anticipates commodity prices three quarters ahead, has been showing rises in recent months, despite the growth in inventory levels. As a matter of fact, metals prices are already recovering since November 2001, but a stronger recovery is expected to take place in 2H02.

Persistently low nominal interest rates have led gold prices to appreciate significantly, and these are expected to remain around US$ 300 per troy ounce for the short term.


SALES VOLUME AND REVENUES

Iron ore and pellet sales volume in 1Q02, counting the shipments of CVRD, its subsidiaries and affiliates, excluding inter-company transactions , such as the sale of pellet feed to the pellet joint ventures (Nibrasco, Itabrasco, Hispanobras, Kobrasco), amounted to 38.019 million tons in 1Q02. They were 15% higher yoy and 1.7% lower qoq. These sales affect the results of the Company either directly, or indirectly through equity income.

                  CONSOLIDATED SALES OF IRON ORE AND PELLETS

                                                                  thousand tons
-------------------------------------------------------------------------------
Iron Ore                             1Q 01          4Q 01         1Q 02
-------------------------------------------------------------------------------
  Parent Company                    21,394         25,294        25,787
  Samitri                            3,657              -             -
  Samarco *                            195            272           336
  Urucum *                             162            186           233
  Ferteco *                              -          3.639         2.503
  MBR *                                  -              -         1.384
  QCM *                                  -              -            68
Total                               25,408         29,391        30,311

-------------------------------------------------------------------------------
Pellets                              1Q 01          4Q 01          1Q 02
-------------------------------------------------------------------------------
  Parent Company + JVs               5,816          5,626          5,279
  Samarco *                          1,470          1,121          1,315
  Ferteco *                              -          2,130            619
  GIIC *                               372            392            412
  QCM *                                  -             -              83
Total                                7,658          9,269          7,708

Total                               33,066         38,660          38,019


* sales attributed in proportion to size of stake held by CVRD
JVs: Nibrasco, Itabrasco, Hispanobras and Kobrasco
Samitri: acquired on May 30, 2000 and consolidated into CVRD on October 1, 2001
Samarco: acquired on May 30, 2000
GIIC: acquired on October 9, 2000
Ferteco: acquired on April 27, 2001
MBR and QCM: Caemi acquired on December 07,  2001


Some 85% of iron ore and pellets shipments were exported. Sales of iron ore amounted to 30.311 million tons, while sales of pellets came to 7.708 million tons.

Iron ore and pellet sales, computed according to US GAAP consolidation criteria, amounted to 36.716 million tons in 1Q02 against 37.986 million tons in 4Q01 and 34.433 million tons in 1Q01.

Sales of manganese ore in the quarter by subsidiaries Sibra and Urucum, amounted to 345,200 tons, compared to 306,700 tons in 4Q01. Shipments to international markets accounted for 88.2% of sales in 1Q02. Sales of ferro-alloys, by Sibra, CPFL, RDME and Urucum, totalled 96,700 tons, down 3.4% on 4Q01.

Sales of gold amounted to 115,400 ounces in 1Q02, compared to 141,100 in 4Q01 and 108,300 in 1Q01.

General cargo (products other than iron ore and pellets) transported by railroad, measured in net ton kilometres (ntk), amounted to 5.2 billion ntk (Vitoria a Minas 2.7 billion ntk, Carajas 665 million ntk and Centro-Atlantica
1.8 billion ntk). This performance was practically the same as in 4Q01 and 5.4% higher than 1Q01. General cargo handling in the ports and terminals of CVRD was 12.7% down compared to 4Q01, but 9.1% higher than that reported in 1Q01.

                     GENERAL CARGO RAILROAD TRANSPORTATION
                                                                    million ntk
-------------------------------------------------------------------------------
                                       1Q 01          4Q 01         1Q 02
-------------------------------------------------------------------------------
   EF Vitoria a Minas                  2,643          2,791         2,737
   EF Carajas                            356            423           665
Total Parent Company                   2,999          3,214         3,402

   Ferrovia Centro Atlantica           1,962          1,993         1,829

Total                                  4,961          5,207         5,231

Gross revenues in 1Q02 of US$ 987 million were slightly lower than figure of US$ 1.005 billion reported in the same quarter last year.

Sales of iron ore and pellets amounted to US$ 666 million, 67% of total revenues, up 15% on 1Q01. Transportation services generated revenues of US$ 111 million, down US$ 80 million YoY. The cutback in activities at Docenave and the acquisition of Ferteco, which therefore ceased to be a client of CVRD, explains this fall in revenue. Another important change came as the result of the divestment of paper and pulp assets, with revenues from the sale of wood and pulp dropping from a previous US$ 24 million in 1Q01 to US$ 1 million in 1Q02.

                            GROSS REVENUE BY PRODUCT
                                                                    million US$
-------------------------------------------------------------------------------
                                       1Q 01          4Q 01         1Q 02
-------------------------------------------------------------------------------
Iron Ore                                 465            504           542
Pellets                                  115            159           124
Gold                                      28             39            34
Transportation                           191            144           111
Aluminum                                  83             60            68
Manganese and Ferro-alloys                74            114            73
Potash                                    19             13            16
Kaolin                                     1              -            11
Wood and Pulp                             24              -             1
Others                                     5              -             7

Total                                  1,005          1,033           987

EARNINGS OF US$ 304 MILLION

1Q02 net earnings amounted to US$ 304 million, down 14.1% on that obtained in 1Q01, of US$ 354 million.

The main reason for this fall was that in 1Q01, earnings were strongly boosted by capital gains from asset sales - CVRD's stakes in Bahia Sul and CSN. An increase of US$ 43 million in income tax provision and a reduction of US$ 22 million in net revenues also contributed to producing a lower result in 1Q02. On the other hand, the cost of goods sold (COGS) in 1Q02 was down US$ 65 million, YoY.

1Q02 net earnings including exceptional non-recurrent items - provisions for tax contingencies at Docepar US$ 24 million, provisions for losses in equity investments, FCA US$ 13 million and Valepontocom US$ 7 million and the reversion of provision for contingencies of US$ 13 million - amounted to US$ 275 million.

EBITDA OF US$ 444 MILLION

EBITDA generated in 1Q02 amounted to US$ 444 million, up 15.3% on 4Q01, but lower than that reported in 1Q01, of US$ 489 million.

The drop of US$ 61 million in dividends received from subsidiaries and affiliates, the rise of US$ 19 million in sales and administrative expenses, mainly as a result of restructuring costs, and the US$ 18 million fall in gross revenues, were the main factors behind the lower EBITDA in the first quarter, when compared with the same period a year earlier.

The EBITDA breakdown in 1Q02 by business area was as follows: ferrous minerals 78.6%, logistics 14.2%, aluminum 4.1%, non-ferrous minerals 2.7% and steel 0.4%. The contribution from steel came from dividends received from non-consolidated companies.

                            EBITDA BY BUSINESS AREA
                                                                    million US$
-------------------------------------------------------------------------------
                                        1Q 01         4Q 01        1Q 02
-------------------------------------------------------------------------------
Ferrous Minerals                          379           235          349
Non-Ferrous Minerals                       17            (7)          12
Logistics                                  44           147           63
Aluminum                                   25             9           18
Steel                                      24             1            2

Total                                     489           385          444


CAPITAL EXPENDITURES

Capital expenditures of the Parent Company in 1Q02 amounted to US$ 157.6 million. Project investments of US$ 81.1 million, accounted for 51.5% of this sum.

Expenditure on projects in the area of iron ore amounted to US$ 43.6 million. US$ 15.5 million was invested in the construction of the Sao Luis pellet plant, US$ 14.3 million on the infrastructure needed for its operation, and US$ 10.7 million on iron ore logistics (locomotives, pier III at the port of Ponta da Madeira and enlargement of the stock yards).

Investment in hydroelectric power plants absorbed US$ 22.3 million, US$ 13.8 million on Aimores, US$ 4.3 million on Candonga, US$ 3.5 million on Funil and the remainder on other projects still in the development phase where construction has yet to begin (Capim Branco I & II and Foz do Chapeco).

Logistics projects absorbed US$ 10 million and US$ 1.6 million was spent on expanding production in the potash mine.

US$ 3.4 million of capital was injected into Mineracao Serra do Sossego for financing the development of the copper mine.

Investment in mineral exploration amounted to US$ 5 million, while US$ 3.8 million was spent on information technology and US$ 2.6 million on environmental protection.

                                CAPITAL EXPENDITURES - PARENT COMPANY - 1Q 02

By Business Area        US$ million         %       By Category                 US$  million          %
---------------------------------------------       ---------------------------------------------------
Ferrous Minerals              104.7     66.4%       Equity investments                   3.1      2.0%
Transportation                 13.7      8.7%       Maintenance                         60.7     38.5%
Non-Ferrous Minerals           12.2      7.7%       Projects                            81.1     51.5%
Energy                         22.7     14.4%       Mineral exploration                  5.0      3.2%
Others                          4.4      2.8%       Environment                          2.6      1.7%
                                                    Information Technology               3.8      2.4%
                                                    Technological Research               1.3      0.9%
Total                         157.6    100.0%       Total                              157.6    100.0%

Mineracao Rio do Norte (MRN) and Alunorte, affiliated companies of CVRD, continued to invest in their capacity expansion projects, respective expenditure being US$ 34.3 million and US$ 39.4 million. MRN is expanding its bauxite production capacity from 11 million tpy to 16.3 million tons tpy while Alunorte is increasing capacity of its alumina refinery from 1.6 million tpy to
2.4 million tpy. Both MRN and Alunorte brownfield projects have low capex cost per ton, US$ 34 and US$ 347, respectively.


DEBT

Despite the investments carried out in 2001 and the dividend payment of US$
1.066 billion, the Company's net debt position fell slightly between 1Q01 and 1Q02, from US$ 1.864 billion to US$ 1.778 billion.

As of March 31, 2002, CVRD's total debt amounted to US$ 3.786 billion. Net debt corresponded to 27% of asset book value and just 1.03 times EBITDA accumulated in the past twelve months. EBITDA in 1Q02 was 10.8 times interest paid, reflecting a very comfortable level of interest rate coverage.

                         SELECTED FINANCIAL INDICATORS
                                                                    million US$
-------------------------------------------------------------------------------
                                                 1Q 01      4Q 01      1Q 02
-------------------------------------------------------------------------------
Gross Operating Revenues                         1,005      1,033        987
Gross Margin (%)                                  38.3       38.4       43.7
Net Earnings*                                      354        702        275
Net Earnings per share (US$)*                     0.92       1.82       0.72
EBITDA                                             489        385        444
EBITDA Margin (%)                                 50.2       38.8       46.6
Gross Debt                                       3.040      3.055      3.786
Net Debt                                         1.864      1.938      1.778
Net Debt/(Net Debt + Shareholders' Equity)        0.29       0.29       0.27

*including exceptional non-recurrent items

-------------------------------------------------------------------------------

"This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange."

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: May 16, 2002